Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

dated as of

March 25, 2025

by and between

1959 HOLDINGS, LLC

and

DOLLAR TREE, INC.

relating to the purchase and sale of
100% of the equity interests
of

FAMILY DOLLAR STORES, LLC

This document has been prepared solely to facilitate discussions of a possible transaction among the parties identified herein. It is not intended, and shall not be deemed, to constitute an offer or agreement, or to create legally binding or enforceable obligations, of any type or nature. No such offer, agreement or obligations shall be made or created among the parties identified herein, except pursuant to a written agreement executed and delivered by such parties to each other.

TABLE OF CONTENTS

v

Exhibits

Exhibit A – Accounting Principles

Exhibit B − Form of Transition Services Agreement

Annexes

Annex A – Pre-Closing Reorganization

Annex B – Reference Balance Sheet

Annex C – Transferred Employees

Annex D – Retained Employees

Annex E – Seller Knowledge Parties

Annex F – Capex Schedule

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (together with the annexes, schedules, appendices and exhibits hereto and as this Agreement and any of the foregoing may be amended from time to time in accordance with its terms, this “Agreement”), dated as of March 25, 2025, is by and between 1959 Holdings, LLC, a Delaware limited liability company (“Buyer”), and Dollar Tree, Inc., a Virginia corporation (“Seller”), relating to the purchase and sale of 100% of the equity interests of Family Dollar Stores, LLC, a Delaware limited liability company (the “Company”).

W I T N E S S E T H:

WHEREAS, prior to the Closing, Seller will undertake a series of transactions, as further described in Annex A hereto (the transactions set forth on Annex A, collectively, the “Pre-Closing Reorganization”);

WHEREAS, Seller is the indirect owner of all of the issued and outstanding membership interests of the Company (the “Purchased Interests”);

WHEREAS, following the consummation of the Pre-Closing Reorganization, Buyer desires to purchase from Seller, and Seller desires to sell (or to cause its applicable Subsidiary to sell) to Buyer, the Purchased Interests upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to and condition of Seller’s willingness to enter into this Agreement and the other Transaction Agreements to which it is a party, Buyer is delivering to Seller a limited guarantee of Brigade Capital Management, LP, a Delaware limited partnership (“Sponsor”), in favor of Seller with respect to the performance by Buyer of certain of its obligations hereunder, duly executed by Sponsor and dated as of the date hereof (the “Limited Guarantee”); and

WHEREAS, the respective boards of directors or managers (or the equivalent governing bodies or entities) of the Seller and Buyer have authorized, adopted and approved this Agreement and determined that this Agreement, the other Transaction Agreements, and the transactions contemplated by this Agreement and the other Transaction Agreements (the “Transactions”) are desirable and in the best interests of their respective companies and stockholders, unitholders, partners or members, as applicable.

A G R E E M E N T

ACCORDINGLY, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein (the receipt and sufficiency of which is hereby acknowledged and agreed), the parties hereto agree as follows:

Article 1
Definitions

Section 1.01.         Definitions. (a) In this Agreement, the following words and expressions shall have the following meanings:

“Accounting Principles” means the principles, policies, procedures, methods, practices, judgments, classifications, methodologies, and other matters set forth in Exhibit A attached hereto; provided that, to the extent there are any inconsistencies between the Reference Balance Sheet and the Accounting Principles, the Accounting Principles shall prevail and, without limiting the foregoing, while the Reference Balance Sheet shall specify the line items and adjustments of current assets and current liabilities to be included in the calculation of Closing Net Working Capital, the calculation of such line items and adjustments shall be made in accordance with the Accounting Principles.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that, unless otherwise specified, no Company Entity shall be considered an Affiliate of Seller or any of its other Subsidiaries, and neither Seller nor any of its other Subsidiaries shall be considered an Affiliate of any Company Entity. For purposes of this definition, “control” when used with respect to any Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings under this Agreement.

“Antitrust Laws” means the HSR Act, the Federal Trade Commission Act, the Sherman Act, the Clayton Act and any other Applicable Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or agreement.

“Applicable Law” means, with respect to any Person, all applicable transnational, domestic or foreign federal, state, local or municipal laws, rules, regulations, ordinances, directives, tariffs, statutes, treaties, conventions and other agreements between states, or between states and supranational bodies, any rules of any stock exchange on which the shares of any party (or its holding company) are listed, and any binding order, decree or ruling of any Governmental Authority having jurisdiction with respect to such Person.

“Auditor” means PricewaterhouseCoopers LLP, or, if such Person is unwilling or unable to serve, or has a material relationship with Buyer or Seller at the time of such Person’s appointment, such other internationally recognized accounting firm as Buyer and Seller may mutually agree in good faith to engage, who shall not have any material relationship with Buyer or Seller unless otherwise consented to in writing by Buyer and Seller; provided, that if Buyer and Seller are unable to mutually agree on such Person, Buyer, on the one hand, and Seller, on the other hand, will each select an independent accounting firm of internationally recognized standing and both such selected accounting firms will select a third independent accounting firm of internationally recognized standing to be the Auditor.

“Balance Sheet Date” means the date of the Interim Balance Sheet.

“Base Purchase Price” means one billion seven million five hundred thousand dollars ($1,007,500,000).

“Bottle Deposit Liabilities” means liabilities of the Company Entities owed to Governmental Authorities pursuant to U.S. state Applicable Law in respect of deposits collected from customers from time to time in connection with such customers’ purchase of disposable beverage containers.

“Business” means the business of operating (i) discount retail stores under the brand name “Family Dollar”, as conducted by Seller and the Company Entities as of the date hereof, and (ii) “co-branded” discount retail stores under both the “Family Dollar” and “Dollar Tree” brand names (the “Co-Branded Stores”), other than any such “co-branded” discount retail stores set forth in Schedule A-2 to Annex A, as conducted by Seller and the Company Entities as of the date hereof. For the avoidance of doubt, the Business shall (x) not include the business of operating discount retail stores under the brand name “Dollar Tree” and “Dollar Tree Canada”, as conducted by Seller as of the date hereof, and (y) include the sublease of the retail store located at 7740 City Line Avenue, Philadelphia, PA from Dollar Tree Stores, Inc. to Family Dollar Stores of PA, LLC.

“Business Day” means any day, other than a Saturday or Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Buyer Fundamental Warranties” means the representations and warranties contained in Sections 4.01, 4.02, 4.11 and 4.12.

“C Corporation Company Entities” means Family Dollar Stores of Virginia, LLC, Monroe Road Holdings, LP, and Family Dollar Management, LLC.

“Capex Adjustment Amount” means, as of the last day of the month immediately preceding the Closing Date, an amount, which may not be less than zero, equal to the difference between (i) an amount equal to ninety-eight percent (98%) of the aggregate capital expenditures that are scheduled to be made in respect of the Business from January 1, 2025 through the last day of the calendar month immediately preceding the month in which the Closing occurs, as set forth in the Capex Schedule, minus (ii) an amount equal to the aggregate capital expenditures made in cash or payable (with respect to any such payables, to the extent included as liabilities in Net Working Capital) at the Reference Time in respect of the Business from January 1, 2025 through the last day of the calendar month immediately preceding the month in which the Closing occurs. For the avoidance of doubt, if the foregoing calculation results in a negative number, the Capex Adjustment Amount shall be zero.

“Capex Schedule” means the capital expenditure budget attached hereto as Annex F.

“Cash” means, with respect to any Person as of any time, an amount (which may be less than zero) equal to the consolidated cash and cash equivalents (including marketable securities, short-term investments and store credit card receivables) held by such Person at such time, and shall include checks and wire transfers, ACH transactions and drafts deposited or available for deposit for the account of such Person at such time; provided that, (a) Cash shall be reduced by issued but uncleared checks, wire transfers, ACH transactions (without duplication of any reduction on account of amounts included in Restricted Cash) and drafts written or issued by any of the Company Entities (including any such checks or drafts that may be subject to unclaimed property, escheat or similar Applicable Law) to the extent a corresponding amount has been eliminated from current liabilities in the calculation of Net Working Capital, (b) any amount of Cash held at the till or register of any discount retail store under the brand name Family Dollar and of any Co-Branded Stores, on an aggregate basis (the “Till Amount”), shall be included in the definition of “Cash” only to the extent in excess of the Minimum Cash Threshold (and to the extent the Till Amount is less than the Minimum Cash Threshold, for the avoidance of doubt, Cash shall be reduced by an amount equal to the Minimum Cash Threshold, minus the Till Amount), (c) for the avoidance of doubt, Cash shall include any amount of cash held in any safe or similar secured repository of any discount retail store under the brand name Family Dollar and of any Co-Branded Stores, (d) “Cash” shall exclude any Restricted Cash, and (e) Cash shall also be reduced by the amount of cash constituting insurance proceeds received by the Company Entities in respect of a condemnation, casualty, loss or other damage to any assets of the Company Entities occurring prior to the Reference Time (other than any assets actually transferred to Seller pursuant to the Pre-Closing Reorganization) (unless the Company Entities recognized a corresponding payable in Net Working Capital or Indebtedness with respect to such cash), solely to the extent such assets have not been repaired or replaced at or prior to the Closing.

“Claims Administration” means the processing of claims made under the Available Insurance Policies, including the reporting of claims to the insurance carrier, management and defense of claims and providing for appropriate releases upon settlement of claims.

“Closing Cash” means the aggregate amount of Cash of the Company Entities as of the Reference Time; provided, that, for the sake of clarity, Closing Cash shall be calculated after giving effect to the settlement of all intercompany accounts pursuant to Section 5.09 and, for the avoidance of doubt, after giving effect to the consummation of the Pre-Closing Reorganization; provided, further, that, solely for purposes of calculating the Estimated Closing Purchase Price (but not, for the avoidance of doubt, the Closing Purchase Price), in the event that Estimated Closing Cash exceeds $25,000,000 (the “Closing Cash Cap Amount”), Estimated Closing Cash shall be deemed to be equal to the Closing Cash Cap Amount.

“Closing Date” means the date of the Closing.

“Closing Indebtedness” means the aggregate amount of Indebtedness as of the Reference Time; provided that, for the sake of clarity, Closing Indebtedness shall be calculated after giving effect to the settlement of all intercompany accounts pursuant to Section 5.09 and, for the avoidance of doubt, after giving effect to the consummation of the Pre-Closing Reorganization.

“Closing Net Working Capital” means Net Working Capital as of the Reference Time; provided that, for the sake of clarity, Closing Net Working Capital shall be calculated after giving effect to the settlement of all intercompany accounts pursuant to Section 5.09 and, for the avoidance of doubt, after giving effect to the consummation of the Pre-Closing Reorganization.

“Closing Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, equal to (a) Closing Net Working Capital minus (b) Target Net Working Capital.

“Closing Purchase Price” means the Base Purchase Price, plus (a) the Closing Net Working Capital Adjustment Amount, if any, minus (b) Closing Indebtedness, if any, plus (c) Closing Cash, if any, minus (d) Transaction Expenses, each of items (a) through (d) as finally determined pursuant to Section 2.06.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company Benefit Plan” means any Employee Benefit Plan that is sponsored, maintained or entered into by any of the Company Entities.

“Company Employee” means any individual who, as of immediately prior to the Closing Date, is employed by any of the Company Entities.

“Company Entities” means, collectively, the Company and the Company Subsidiaries.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned by the Company Entities as of the Closing Date. For the avoidance of doubt, “Company Intellectual Property Rights” include the Transferred Intellectual Property.

“Company Licensed IP” means any and all Intellectual Property Rights, other than Trademarks, owned by the Company Entities as of the Closing Date that have been used or held for use in the operation of the Retained Business on or prior to the Closing Date, including those Intellectual Property Rights set forth in Section 5.07(b) of the Seller Disclosure Schedule.

“Company Subsidiary” means each Subsidiary of the Company.

“Confidentiality Agreement” means (i) the Confidentiality Agreement, by and between Brigade Capital Management, LP and Seller, dated as of November 4, 2024, (ii) the Confidentiality Agreement, by and between Macellum Advisors, LLC and Seller, dated as of November 4, 2024, (iii) the Confidentiality Agreement, by and between Brigade Capital Management, LP and Seller, dated as of February 5, 2025 and (iv) the Confidentiality Agreement, by and between Macellum Advisors, LLC and Seller, dated as of February 25, 2025.

“Contract” means any legally binding contract, subcontract, agreement, license, sublicense, lease, sublease, instrument, indenture, promissory note or other legally binding commitment or undertaking.

“Damages” means any damage, loss, injury, liability, debt, obligation, settlement, judgment, award, fine, penalty, deficiency, demand, claim, Tax, fee (including reasonable and documented out-of-pocket attorneys’ fees and expenses), charge, cost or expense of any nature (whether or not arising out of or incurred in connection with any claim for which indemnification is available under Section 10.02, subject to the limitations set forth in this Agreement with respect thereto), including all reasonable and documented out-of-pocket expenses paid in investigation, defense or settlement of any of the foregoing; provided, that “Damages” shall not include (x) any of the foregoing to the extent reflected as current liabilities in Net Working Capital, Indebtedness or Transaction Expenses in the final calculation thereof pursuant to the terms of this Agreement, or (y) exemplary or punitive damages (except to the extent such exemplary or punitive damages are awarded by an Order and are actually paid to a third party).

“Debt Financing Sources” means the agents, arrangers, bookrunners, lenders and other entities that have committed to provide, arrange or otherwise have entered into agreements in connection with all or any part of the Debt Financing described therein in connection with the transactions contemplated hereby, including the parties to the Debt Commitment Letter (including any commitment letter with respect to an Alternative Financing) and any joinder agreements, supplements or credit agreements (or similar definitive financing documents) relating thereto.

“Debt Financing Sources Related Parties” means the Debt Financing Sources, the respective Affiliates of each of the foregoing and the respective officers, directors, employees, controlling Persons, agents, advisors and the other Representatives and successors of each of the foregoing.

“Employee Benefit Plan” means any written (a) “employee benefit plan” as defined in Section 3(3) of ERISA or (b) employment agreement, offer letter, severance arrangement, retention plan or other compensatory or health or welfare benefit plan or agreement, in each case that is sponsored, maintained or contributed to by Seller or any of its Subsidiaries (including the Company Entities) for the benefit of any Company Employee, or with respect to which any Company Entity has any Liability (other than any plan, program or arrangement sponsored by a Governmental Authority).

“Environmental Laws” means any and all statutes, laws, regulations and rules relating to pollution, public or worker health and safety (as it relates to exposure to Hazardous Materials) or the protection of the environment.

“Equity Interests” means, with respect to any Person, any (a) shares or units of capital stock, other equity securities, voting securities, or other ownership interests of such Person, (b) membership interests or units of such Person, (c) other direct or indirect interest or participation interests or right (including phantom shares, units or interests, restricted shares, stock appreciation rights or stock based performance units) that confers on a third Person the right to receive a share of the profits and losses of, or distribution of assets of such Person, or any voting rights in respect of such Person, (d) subscriptions, calls, warrants, options, preemptive rights, rights of first refusal or other rights, commitments or undertakings of any kind or character relating to, or entitling any third Person to purchase or otherwise acquire, any of the interests in clauses (a)-(c), or any other equity securities, voting securities or ownership interests or securities convertible into or exercisable or exchangeable for any of the interests in clauses (a)-(c), or (e) any securities convertible into or exercisable or exchangeable for any of the interests in clauses (a)-(d).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean each entity that, together with any Company Entity, is treated as a single employer within the meaning of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Estimated Closing Purchase Price” means the Base Purchase Price, plus (a) Estimated Net Working Capital Adjustment Amount, minus (b) Estimated Closing Indebtedness, plus (c) Estimated Closing Cash, minus (d) Estimated Transaction Expenses.

“Estimated Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, equal to (a) Estimated Closing Net Working Capital minus (b) Target Net Working Capital.

“Exchange Act” means the Securities Exchange Act of 1934.

“Final Determination” means a settlement, compromise, or other agreement with the relevant Governmental Authority, whether contained in an IRS Form 870 or other comparable form, or such procedurally later event, such as a closing agreement with the relevant Governmental Authority, an agreement contained in IRS Form 870-AD or other comparable form, an agreement that constitutes a “determination” under Section 1313(a)(4) of the Code, a deficiency notice with respect to which the period for filing a petition with the Tax Court or the relevant state, local or non-U.S. tribunal has expired or a decision of any court of competent jurisdiction that is not subject to appeal or as to which the time for appeal has expired.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Gift Card Liability Amount” means an amount equal to the sum of (a) with respect to gift cards that are sold and redeemable at retail stores under the brand name Family Dollar and at Co-Branded Stores, the aggregate deferred revenue recognized by the Company Entities for all such gift cards pursuant to the Accounting Principles, plus (b) with respect to gift cards sold at retail stores under the brand name Family Dollar and at Co-Branded Stores but redeemable with third parties, the deferred revenue recognized by the Company Entities for all such gift cards pursuant to the Accounting Principles.

“Governmental Authority” means any transnational, domestic or foreign federal, state, local or municipal government (including any subdivision, court, tribunal, arbitrator, administrative agency, regulatory body, board, department, bureau or commission or other authority thereof), or any quasi-governmental or private body exercising or entitled to exercise any regulatory, legislative, executive, judicial or administrative functions, importing or other governmental or quasi-governmental authority, including any Taxing Authority, and any stock exchange or similar self-regulatory organization exercising any regulatory, taxing or other governmental or quasi-governmental authority.

“Hazardous Materials” means any toxic, radioactive, infectious or hazardous materials, substances or wastes, or any pollutants or contaminants, including petroleum or any fraction thereof, asbestos or asbestos-containing materials, polychlorinated biphenyls, lead, urea formaldehyde, per- and polyfluoroalkyl substances, radon gas or mold, in each case as defined, designated, classified or regulated under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, on a consolidated basis, without duplication, (a) any and all payment or other monetary obligations (including in respect of (x) outstanding principal and accrued and unpaid interest and (y) prepayment premiums, penalties, fees or breakage costs, in each case, related to or in connection with the prepayment, repayment, redemption, payoff, amendment, modification or supplement of any of the following) of the Company Entities in respect of (i) indebtedness for borrowed money, (ii) other indebtedness or obligations evidenced by bonds, notes, debentures or other similar instruments, (iii) the deferred purchase price of property, goods, equipment or services (other than trade or account payables in the Ordinary Course of Business included in Net Working Capital), including any earnout obligations or seller notes entered into in connection therewith (valued at the maximum amount payable in respect of such earnout obligations or seller notes), (iv) financing lease obligations that are, or are required to be, capitalized in accordance with the Accounting Principles, (v) reimbursement obligations of the Company Entities (or for which the Company Entities are otherwise liable or responsible for) in respect of drawn letters of credit, bankers’ acceptances, surety or other bonds or similar instruments, (vi) net cash payment obligations under Contracts relating to and including interest rate protection agreements, swap agreements, hedging arrangements and collar agreements or other forward currency exchanges (in each case valued at their termination value as of the Closing calculated in accordance with the Accounting Principles); provided, that for the avoidance of doubt, any arrangements in an asset position shall reduce Indebtedness, (vii) any earned or accrued but unpaid severance, non-qualified deferred compensation, underfunded or unfunded defined benefit pension or similar compensatory obligations, in each case, together with the employer portion of Taxes attributable thereto and netted against any associated assets held by the Company Entities related to such amount), and (viii) any indebtedness or other obligations of any other Person of the type described in the preceding clauses (i) through (vii) to the extent guaranteed by any Company Entity; and (b) (i) the Self-Insured Claims Amount, (ii) the Gift Card Liability Amount, (iii) the Capex Adjustment Amount, (iv) any Bottle Deposit Liabilities, (v) any amounts payable to Interactive Communications International, Inc. relating to the payment of utility bills on behalf of customers of the Company Entities, and (vi) the Sales and Use Tax Audit Amount; provided that, for the sake of clarity, “Indebtedness” shall not include (a) any obligations owed solely between Company Entities, (b) any amount included in Transaction Expenses or Closing Net Working Capital, or (c) obligations or liabilities under lease or rental Contracts (including in respect of lease or rental payments or obligations), property Taxes, insurance obligations or liabilities, and facilities obligations or liabilities (including in respect of utilities, security, repairs, maintenance, and sanitation and waste), in each case arising out of, in connection with, or relating to, the Dark Stores.

“Intellectual Property Rights” means any of the following, as they exist anywhere in the world, whether registered or unregistered: (a) trademarks, service marks, trade names, logos, brand names, corporate names, domain names, and social media identifiers and related accounts and all goodwill associated therewith (collectively, “Trademarks”); (b) patents, patentable inventions and other patent rights (including any divisionals, continuations, continuations-in-part, reissues, reexaminations and interferences thereof); (c) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information; (d) copyrights and designs; (e) computer software programs including all source code, object code, specifications and documentation related thereto; and (f) any registrations or applications for registration for any of the foregoing and any other similar type of proprietary intellectual property right.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means all computer systems (including Software, hardware, servers, firmware, middleware and platforms, interfaces, systems, networks, information technology equipment, communications equipment and hook-ups that interface with third-party software or computer systems), information technology facilities, websites, infrastructure, workstations, switches, terminals, routers, hubs, circuits, data communications lines and associated documentation owned, licensed or leased by the Company Entities or otherwise used in the Business.

“knowledge of Seller” or “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge (and not imputed or constructive knowledge) of the individuals listed on Annex E, in each case without any duty of inquiry or investigation.

“Leased Real Property” means real property leased, subleased, licensed or otherwise occupied by the Company Entities pursuant to a lease, sublease, license or occupancy agreement by the Company Entities and used in the operation of the Business.

“Lien” means, with respect to any property or asset, any mortgage, deed of trust, charge, pledge, lien, encumbrance, assignment, hypothecation, security interest, encroachment, right of first offer or first refusal, title retention, easement, option, license, lease, condition, covenant, restriction, security interest, other adverse claims of ownership, or right to use or any Contract or arrangement to create any of the foregoing.

“Material Adverse Effect” means any change, effect, event, occurrence, development, fact, circumstance or condition that, individually or in the aggregate with all other changes, effects, events, occurrences, developments, facts, circumstances or conditions, has, or would reasonably be expected to have, a material adverse effect on (x) the Business, condition (financial or otherwise), results of operations, assets, or liabilities of the Company Entities, taken as a whole, or (y) the ability of Seller to perform its obligations under this Agreement or the other Transaction Agreements or to consummate the Transactions in accordance with the terms and conditions of this Agreement; provided, that, a “Material Adverse Effect” shall exclude any such change, effect, event, occurrence, development, fact, circumstance or condition to the extent resulting from (a) changes (or changes that are proposed by any Governmental Authority, or any panel or advisory body empowered or appointed thereby) after the date hereof in GAAP or other accounting requirements applicable to any industry in which the Company Entities operate, (b) changes in the financial, securities, currency, international trade, capital or credit markets, including changes in interest rates or currency exchange rates and trade wars, tariffs and similar occurrences, (c) changes in general economic, political or regulatory, social, legal or Tax conditions globally or in any jurisdiction in which the Company Entities operate (including as a result of any state, federal or local government election, governmental shutdown and/or change in government funding, budgeting or fiscal policy), (d) changes (including changes in Applicable Law or the interpretation or enforcement thereof) or conditions generally affecting any industry in which the Company Entities operate, (e) any changes in geopolitical conditions, the outbreak or escalation of hostilities, military action or war, whether or not declared or any act or threat of sabotage, cyber-attack or terrorism and, in each case any Governmental Authority’s response to such condition including the imposition of economic sanctions or export restrictions, or hurricanes, tornadoes, floods, earthquakes, wildfires, natural disasters and weather-related or other “acts of God” or any escalation or worsening thereof (including the war in Ukraine and the conflicts in the Middle East (including hostilities in Israel, the Palestinian territories, Yemen and southern Lebanon) and any evolutions thereof and any sanctions or other Applicable Laws, directives, policies, guidelines or recommendations promulgated by any Governmental Authority in connection therewith), (f) global health conditions, including any epidemics, pandemics or other outbreak of disease or public health events (including SARS-CoV-2 or COVID-19, and any variants, mutations or evolutions thereof or related or associated epidemics, pandemic or disease outbreaks, monkeypox (or similar viruses in the orthopoxvirus genus and any escalations or worsening thereof) or any Applicable Law or other written directive or guideline or interpretation thereof issued by a Governmental Authority providing for business closures, “sheltering-in-place” or other restrictions that relate to the foregoing, (g) the negotiation, execution or delivery of this Agreement or any other Transaction Agreement, the announcement, pendency or consummation of the Transactions, including the identity of Buyer or any facts or circumstances relating to Buyer (or any facts or circumstances relating to Buyer) or any actions taken by Buyer or the announcement or other disclosure (in each case, by Buyer or its Affiliates) of Buyer’s plans or intentions with respect to the conduct of the Business after the Closing, including the effect of any of the foregoing on the relationships, contractual or otherwise, of the Company Entities with clients, customers, employees, suppliers, vendors, service providers, Governmental Authorities or other business relations of the Company Entities (including the failure to obtain any consents in connection with the Transactions) (in each case, other than for purposes of any representation or warranty contained in Section 3.05), (h) any failure in and of itself to meet any internal or analysts’ projections, forecasts or predictions in respect of financial performance (it being understood that any underlying change, effect, event, occurrence, development, fact, circumstance or condition giving rise or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (i) any action taken (or omitted to be taken) at the written request or with the prior written consent of Buyer, (j) any action taken (or not taken) by Seller or the Company Entities that is expressly required or expressly permitted to be taken (or not taken) pursuant to this Agreement or any other Transaction Agreement (excluding the obligation for Seller to operate the Business in the ordinary course) or (k) any breach by Sponsor, Buyer or their respective Affiliates of this Agreement or any other Transaction Agreement to which Sponsor, Buyer or such Affiliate thereof (as applicable) is a party, except, in the case of clauses (a), (b), (c), (d), (e), and (f), to the extent such changes, effects, events, occurrences, developments, facts, circumstances or conditions that, individually or in the aggregate, disproportionately affected the Company Entities in a negative manner relative to other participants in the industry or industries in which the Business operates (in which case only the incremental effects of such event shall be taken into account in determining whether there has been a Material Adverse Effect). For the avoidance of doubt, a “Material Adverse Effect” shall be measured only against past performance of the Company Entities, and not against any forward-looking statements, projections or forecasts of the Company Entities or any other Person.

“Merchandise Inventory Amount” means an amount, calculated as of the Reference Time, equal to the aggregate amount of merchandise, inventory, and cost of goods sold purchased or otherwise procured by Seller or any of its Affiliates (other than the Company Entities) and furnished to, provided to, or otherwise in the possession of, the Company Entities, to the extent such amount is not repaid by the Company Entities prior to the Reference Time; provided that, for the avoidance of doubt, such amount will (i) include any freight, shipping, or delivery fees, costs and expenses incurred by Seller or any of its Affiliates (other than the Company Entities) in connection with furnishing or delivering such merchandise, inventory, and cost of goods sold to the Company Entities, (ii) be calculated without giving effect to the settlement of all intercompany accounts pursuant to Section 5.09.

“Minimum Cash Threshold” means an aggregate amount equal to $8,100,000.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.

“Net Working Capital” means, as of any date, (i) the aggregate value of the consolidated current assets of the Company Entities as of such date, minus (ii) the aggregate value of the consolidated current liabilities of the Company Entities as of such date, in each case, to the extent specifically listed, and strictly limited to the line items and adjustments on, the net working capital section of the Reference Balance Sheet and calculated in accordance with the Accounting Principles; provided that, the definition of Net Working Capital shall exclude (v) amounts included in the calculation of Indebtedness, Transaction Expenses, Restricted Cash or Cash, (w) the impact of any intercompany accruals, payables, receivables, accounts or other balances by or among Seller or any of its Subsidiaries (including the Company Entities), (x) all deferred Tax assets and deferred Tax liabilities, all income Tax assets and income Tax liabilities and any liabilities or reserves for sales and use Tax audits (including the Sales and Use Tax Audit Amount), (y) any liabilities for pending ACH Transactions issued by the Company Entities to the extent cash necessary to satisfy such pending ACH Transactions is included in Restricted Cash or otherwise reduces the calculation of Cash and (z) the Merchandise Inventory Amount.

“OpCo Assets” means all of the properties, rights, interests and other assets held by the Company Entities, whether tangible or intangible, wherever located and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP, but excluding in all cases the PropCo Assets.

“Order” means any order, injunction, judgment, decree, ruling, decision, assessment, award or writ issued, made or rendered by a Governmental Authority.

“Ordinary Course of Business” means the conduct of any Person in the ordinary course of business, consistent with past practice.

“Permitted Liens” means (a) mechanic’s, carrier’s, repairer’s, worker’s, warehouseman’s, materialmen’s and similar Liens arising or incurred in the Ordinary Course of Business with respect to any amounts not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established therefore in accordance with the Accounting Principles, (b) Liens for Taxes, assessments and similar charges not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with the Accounting Principles, (c) Liens securing rental payments under capital lease agreements, (d) Liens, encumbrances and restrictions on real property (including any state of facts that an accurate survey or inspection of real property would disclose, easements, covenants, rights of way, defects, irregularities or imperfections of title, encroachments, Permits, and similar restrictions) that are non-monetary in nature, of record and do not, individually or in the aggregate, materially interfere with the present use and occupancy of such real property or the operation of the Business, (e) applicable zoning, planning, entitlement, building codes or other similar Applicable Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not, individually or in the aggregate, violated in any material respect by the current use or occupancy of such real property or the operation of the Business or the Company Entities as currently conducted, (f) to the extent terminated or released at or prior to the Closing, Liens securing payment, or any other obligations, of the Company Entities with respect to Indebtedness, (g) any right, interest, Lien or title of a lessor or sublessor under a lease, sublease or occupancy agreement in the property being leased, (h) Liens arising under worker’s compensation, unemployment insurance, social security, retirement or similar laws, (i) purchase money Liens and Liens securing rental payments under finance lease arrangements, (j) in the case of Intellectual Property Rights, non-exclusive licenses or sublicenses, non-exclusive options to license or sublicense or other non-exclusive rights granted in the Ordinary Course of Business, (k) Liens described in Section 1.01(a)(iii) of the Seller Disclosure Schedule, (l) Liens and/or title exceptions created by or resulting from the acts or omissions of Buyer or any of its Affiliates or Representatives, (m) Liens and/or title exceptions created by any of the documents to be executed in connection with the Closing or this Agreement or the other Transaction Agreements, whether prior to, at or after the Closing, (n) Liens which will be extinguished and released in full at or prior to Closing or other Liens, and (o) Liens disclosed on the Financial Statements or notes thereto.

“Person” means an individual, firm, body corporate (wherever incorporated), partnership, limited liability company, association, joint venture, trust, works council or employee representative body (whether or not having separate legal personality) or other entity or organization, including a government, state or agency of a state or a Governmental Authority.

“Personal Data” means any information concerning an identified or identifiable individual, and any information defined as “personally identifiable information”, “personal information”, “personal data”, “protected health information” or equivalent term by the Privacy Laws.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Straddle Tax Period, the portion of such Tax period ending on the Closing Date.

“Privacy Laws” means all Applicable Laws relating to the collection, use, storage, processing, safeguarding and security (both technical and physical) of Personal Data, including in each case to the extent applicable, the California Consumer Privacy Act, the Colorado Privacy Act, the Delaware Personal Data Privacy Act, the Iowa Consumer Data Protection Act, the Montana Consumer Data Privacy Act, the Nebraska Data Privacy Act, the New Hampshire Data Privacy Act, the New Jersey Data Protection Act, the Oregon Consumer Privacy Act, the Texas Data Privacy and Security Act, the Utah Consumer Privacy Act and the Virginia Consumer Data Protection Act and all other applicable state data breach notification laws or regulations promulgated thereunder.

“PropCo Assets” means the Owned Real Property.

“Real Property Lease” means any lease, sublease, license or other occupancy agreement pursuant to which any Company Entity leases, subleases, licenses or otherwise occupies real property, together with all amendments, modifications, extensions, renewals, guaranties and agreements relating thereto.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching, transporting, exposure to or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata, or within any building, structure, facility or fixture).

“Reference Time” means as of immediately prior to the Closing.

“Reference Balance Sheet” means the illustrative balance sheet of the Company, as set forth on Annex B.

“Representatives” means, with respect to any Person, the directors, officers, managers, employees, investment bankers, consultants, attorneys, accountants, auditors, agents and other advisors of such Person.

“Restricted Cash” means, as of any time of determination, and without duplication of any component, an amount equal to (i) all cash held outside the United States and subject to legal, regulatory, contractually or statutorily imposed restrictions on repatriation, (ii) deposits with third parties (other than the Company Entities) (including landlords and utilities) to the extent otherwise included in Cash, (iii) cash necessary to satisfy pending ACH transactions issued by the Company Entities, and (iv)  any cash held for the benefit of a third party (other than a Company Entity and other than, for the avoidance of doubt, the Gift Card Liabilities, the Bottle Deposit Liabilities, and any amounts payable to Interactive Communications International, Inc. relating to the payment of utility bills on behalf of customers of the Company Entities).

“Retained Business” means the business conducted by Seller or any of its Affiliates, other than the Business, including, for the avoidance of doubt, the business of operating discount retail stores under the brand name “Dollar Tree” and “Dollar Tree Canada”, as conducted by Seller as of the date hereof. For the avoidance of doubt, the Retained Business shall not include the sublease of the retail store located at 7740 City Line Avenue, Philadelphia, PA from Dollar Tree Stores, Inc. to Family Dollar Stores of PA, LLC.

“Retained Subsidiaries” means all of the direct and indirect Subsidiaries of Seller, other than the Company Entities.

“Sales and Use Tax Audit Amount” means $35,000,000.

“Sanctions” means any economic sanctions or trade embargoes administered, imposed or enforced from time to time by the United Nations Security Council or any of the governments of the United States, including the U.S. Department of State or the Office of Foreign Assets Control of the U.S. Treasury Department, the European Union (or any European Union member state) or the United Kingdom, including His Majesty’s Treasury.

“Self-Insured Claims Amount” means an amount equal to $137,000,000.

“Seller Benefit Plan” shall mean each Employee Benefit Plan that is not a Company Benefit Plan.

“Seller’s Bank Account” means an account or accounts designated by Seller, by notice to Buyer, which notice shall be delivered not later than two Business Days prior to the Closing Date.

“Seller Disclosure Schedule” means the disclosure schedule with respect to this Agreement delivered by Seller to Buyer on the date hereof.

“Seller Fundamental Warranties” means the representations and warranties contained in Sections 3.01 (solely the first sentence thereof), 3.03, 3.05(a), 3.06(a), 3.06(c), 3.08 and 3.21.

“Seller Licensed IP” means any and all Intellectual Property Rights, other than Trademarks, owned by Seller or any of its Affiliates (other than the Company Entities) as of the Closing Date that have been used or held for use in the operation of the Business on or prior to the Closing Date, including those Intellectual Property Rights set forth in Section 5.07(a) of the Seller Disclosure Schedule.

“Seller Tax Group” means a consolidated, combined, unitary or similar group of which Seller or any of its Affiliates and any Company Entity is a member, other than such group solely between or among Company Entities.

“Shared Contracts” means those Contracts to which either (a) Seller or any of its Affiliates (other than the Company Entities) or (b) a Company Entity, in each case, is party, with any non-affiliated third party and which relates to or benefits both (x) the Business and (y) the Retained Business or any other business (other than the Business) currently conducted by Seller or its Affiliates (other than the Company Entities), including the Contracts set forth on Section 5.11(a) of the Seller Disclosure Schedule.

“Software” means all: (a) computer programs, whether in source code, object code or human readable form; (b) databases and compilations, including all data and collections of data, whether machine readable or otherwise; and (c) documentation including user manuals and other training documentation relating to any of the foregoing.

“Store Opening and Closure Plan” means Seller’s fiscal year 2025 store opening and closure plan attached to the Seller Disclosure Schedule as Section 1.01(b) thereto.

“Straddle Tax Period” means a Tax period that begins on or before the Closing Date and ends thereafter.

“Subsidiary” means, with respect to a Person, any other Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such first Person.

“Target Net Working Capital” means $1,579,074,000.

“Tax” and “Taxes” means all U.S. federal, state, local, non-U.S. and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or similar charges, in each case, in the nature of a tax, together with any interest or penalties with respect thereto.

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits related to alternative minimum Taxes) and losses or deductions deferred under the Code or other Applicable Law.

“Tax Return” means any Tax return, statement, report, election, declaration, disclosure, schedule or form (including any estimated tax or information return or report) filed or required to be filed with any Taxing Authority.

“Tax Sharing Agreement” means any written agreement entered into prior to the Closing binding a Company Entity that provides for the indemnification, allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (in each case, other than (i) customary commercial leases or (ii) contracts entered into the Ordinary Course of Business that do not primarily relate to Taxes).

“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment or collection of any Tax.

“Transaction Agreements” means this Agreement, the Transition Services Agreement, the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guarantee.

“Transaction Expenses” means, to the extent incurred pursuant to arrangements in place prior to the Closing and not paid prior to the Closing, without duplication, all fees, expenses and costs payable by the Company Entities in connection with the Transactions, including (a) to financial advisors, accountants, legal advisors and other third party advisors, (b) incurred in connection with the Pre-Closing Reorganization, and (c) all transaction-related bonuses, retention payments, severance, change in control, discretionary, sale or similar bonuses or payments that vest or become payable to employees and other service providers of the Company Entities solely as a result of the Closing (and not, for the avoidance of doubt, as a result of any actions or omissions taken or not taken following the Closing or “double-trigger” payments), plus the employer portion of payroll Taxes to be imposed thereon; provided that, for the sake of clarity, “Transaction Expenses” shall not include (i) any amount included in Indebtedness or Net Working Capital, (ii) any fees, costs or expenses incurred by Buyer or its Affiliates (excluding, for the avoidance of doubt, the Company Entities) in connection with the Transactions and (iii) any fees, costs or expenses for which Buyer or any of its Affiliates are responsible under this Agreement or the other Transaction Agreements, including (w) 100% of any filing fees payable under the HSR Act, (x) 100% of the premiums, underwriting costs, brokerage commission, deductibles, retentions, and other similar fees, costs and expenses relating to the R&W Insurance Policy, (y) 100% of the premiums of the Tail Policies, and (z) 100% of any fees, costs or expenses arising out of or relating to any Buyer-Approved Transaction.

“Transaction Tax Deductions” means, without duplication, all items of loss or deduction attributable to (a) fees or other payments to the holders of the existing Indebtedness of the Company Entities as contemplated by this Agreement, including any prepayment penalties or deductions for unamortized debt issuance costs, (b) Transaction Expenses, and (c) any Taxes payable by any Company Entity in connection with items described in clauses (a) and (b). The amount of the Transaction Tax Deductions shall be computed assuming that an election is made pursuant to Revenue Procedure 2011-29 to deduct 70% of any Transaction Tax Deductions that are success-based fees (as described in Revenue Procedure 2011-29).

“Transfer Tax” means any transfer, documentary, sales, use, stamp, stamp duty, stamp duty reserve tax, stamp duty land tax, value added, registration, real property transfer, excise and other such similar Taxes levies and fees, together with any conveyance fees, recording charges and other similar fees and charges.

“Transferred Intellectual Property” means (a) the Intellectual Property Rights set forth on Schedule A-4 to Annex A and (b) any and all other Trademarks (including, for the avoidance of doubt, domain names and social media accounts) owned or purported to be owned by Seller or any of its Subsidiaries (other than the Company Entities) as of immediately prior to the Pre-Closing Reorganization that are exclusively used or exclusively held for use in the Business.

“Transition Services Agreement” means the Transition Services Agreement substantially in the form attached hereto as Exhibit B to be entered into between Seller and Buyer or an Affiliate thereof at the Closing.

“Treasury Regulations” means the final or temporary U.S. federal income tax regulations promulgated under the Code, as such tax regulations may be amended from time to time.

“Working Hours” means 9:00 a.m. to 5:30 p.m. on a Business Day in the relevant location.

(b)            Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Actual Fraud	11.11(c)
Additional Costs	9.02(b)
Adjustment Amount	2.06(d)
Agreement	Preamble
Allocation Statement	7.07(a)
Alternative Financing	5.17(c)
Alternative Financing Commitment Letter	5.17(c)
Anti-Corruption Laws	3.23(a)
Asset Sale Tax Election	5.11(b)
Attorney-Client Privilege	11.09(b)
Audited Balance Sheets	3.07(a)
Audited Financial Statements	3.07(a)
Audited Income Statements	3.07(a)
Auditor	2.06(c)
Available Insurance Policies	5.13(c)
Back-to-Back Arrangement	5.11(c)
Bankruptcy Code	5.07(f)
Business-Focused Shared Contract	5.11(b)
Buyer	Preamble
Buyer Cure Period	9.01(a)(v)
Buyer DC Plan	6.09(a)
Buyer Indemnified Parties	10.02

Term	Section
Buyer Portco	5.03(g)
Buyer Related Parties	9.03(c)
Buyer Released Parties	11.10(a)
Buyer Releasing Parties	11.10(b)
Buyer-Approved Transaction	5.29(b)
Captive Insurance Policies	5.13(c)
Cash Incentive Compensation	6.11
Claim Notice	10.03(a)
Closing	2.03
Company	Preamble
Company Marks	5.06(a)
Company Transition Period	5.06(b)
Contest	7.03(a)
Continuation Period	6.04
Continuing Employees	6.01
Covered Claim	11.09(a)
Current Representation	11.09(a)
Dark Store	3.14(d)
Data Room	1.02(q)
Debt Commitment Letter	4.07(a)
Debt Financing	4.07(a)
Debt Financing Agreements	5.17(a)
Deferred Compensation Plans	6.14(a)
Deficit Amount	2.06(e)
Designated Counsel	11.09(a)
Designated Person	11.09(a)
Determination Date	2.06(c)
Direct Claim	10.04
Disputed Items	2.06(c)
D&O Indemnified Person	5.10(a)
e-mail	11.01
End Date	9.01(a)(ii)
Enforceability Exception	3.03(b)
Equity Commitment Letter	4.07(a)
Equity Financing	4.07(a)
Estimated Closing Cash	2.04(a)(iii)
Estimated Closing Indebtedness	2.04(a)(ii)
Estimated Closing Net Working Capital	2.04(a)(i)
Estimated Transaction Expenses	2.04(a)(iv)
Final Closing Statement	2.06(a)
Final Allocation	7.06
Financial Statements	3.07
Financing	4.07(a)
Financing Commitment Letters	4.07(a)
Generative AI Programs	3.15(f)

Term	Section
Guaranteed Obligations	5.14(b)
Increase Amount	2.06(e)
Indemnified Party	10.03(a)
Indemnifying Taxes	7.01
Indemnifying Party	10.03(a)
Independent Accounting Firm	7.04(b)
Insurance Policies	3.26(a)
Interim Balance Sheet	3.07(a)
Interim Financial Statements	3.07(a)
International Trade Laws	3.23(b)
Limited Guarantee	Recitals
Material Contracts	3.11(a)
Material Leased Real Property	3.14(b)
Material Owned Real Property	3.14(a)
Material Real Property Lease	3.14(b)
Material Shared Contracts	5.11(a)
Mirror Plan	6.14(b)
Mirror Trust	6.14(b)
New Captive Insurance Company	5.13(a)
Nonparty Affiliates	11.18
Owned Real Property	3.14(a)
Permits	3.13(b)
Post-Closing Covenant	10.01
Pre-Closing Occurrences	5.13(c)
Pre-Closing Reorganization	Recitals
Pre-Closing Taxes	7.01(a)
Preliminary Closing Statement	2.04
Privacy Policy	3.16(a)
Privacy Requirements	3.16(a)
Privileged Communications	11.09(b)
Prohibited Conditions	5.17(b)
Purchase Price	2.02
Purchased Interests	Recitals
Real Estate Advisor	5.30(b)
Recovery Costs	5.13(d)(ii)
Regulatory Concession	5.03(d)
Replacement Contract	5.11(a)
Required Amount	4.07(b)
Restricted Business	5.21(c)
Restricted Business Employees	5.21(a)
Restricted Period	5.21(a)
Restricted Seller Employees	5.21(b)
Retained Employees	6.02
Reverse TSA Services	5.28(b)

Term	Section
R&W Insurance Policy	11.11(a)
Sanctioned Country	3.23(c)
Sanctioned Person	3.23(c)
Section 336(e) Election	7.05(a)
Section 338(h)(10) Election	7.05(a)
Self-Insured Claims	5.13(a)
Seller	Preamble
Seller Consolidated Return	7.03(a)
Seller Cure Period	9.01(a)(iv)
Seller DC Plan	6.09
Seller FSA Plan	6.08
Seller Indemnified Parties	10.02(b)
Seller Marks	5.06(a)
Seller Related Parties	11.17
Seller Released Parties	11.10(b)
Seller Releasing Parties	11.10(a)
Seller Support Arrangements	5.14(a)
Seller Transition Period	5.06(c)
Seller Welfare Plan	6.06
Sensitive Business Information	5.18(a)
Shared Contract Schedule	5.11(a)
Solvent	4.08
Sponsor	Recitals
Standalone Services	5.28(a)
Tail Policies	5.10(b)
Terminating Buyer Breach	9.01(a)(v)
Terminating Seller Breach	9.01(a)(iv)
Termination Fee	9.03(a)
Third Party Claim	10.03(a)
Top Merchandisers	3.25(b)
Top Suppliers	3.25(a)
Transaction Documents	11.18
Transactions	Recitals
Transferred Employees	6.02
Transition Team	5.19(a)

Section 1.02.         Other Definitional and Interpretative Provisions. (a) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)           The headings and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

(c)            References to Articles, Sections, Exhibits, Schedules and Annexes are to Articles, Sections, Schedules, Exhibits, and Annexes of this Agreement unless otherwise specified.

(d)            All Schedules (including the Seller Disclosure Schedule), Exhibits, and Annexes annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

(e)            Any capitalized terms used in any Schedule (including the Seller Disclosure Schedule), Exhibits, or Annex but not otherwise defined therein shall have the meaning as defined in this Agreement.

(f)            Where there is any inconsistency between the definitions set out in Section 1.01 and the definitions set out in any other Section or any Schedule (including the Seller Disclosure Schedule), Exhibits, or Annex, then, for the purposes of construing such Section, Schedule or Annex, the definitions set out in such Section, Schedule, Exhibits, or Annex shall prevail.

(g)           The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if.”

(h)           The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(i)            Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.

(j)            References to one gender shall include all genders.

(k)            Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words, “but not limited to,” whether or not they are in fact followed by those words or words of like import.

(l)            “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(m)           References to any “law”, “laws” or to a particular statute or law shall be deemed to also include any and all Applicable Law. References to any Applicable Law shall be deemed to refer to such Applicable Law as amended, modified or supplemented from time to time and to any rules or regulations promulgated thereunder.

(n)           References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms thereof, in each case, solely to the extent that such amendment, modification or supplement has been made available to Buyer at least three Business Days prior to the date of this Agreement.

(o)            References to any Person include the successors and permitted assigns of that Person.

(p)            References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

(q)            For the purposes of this Agreement, any document that is described as being “delivered,” “furnished” or “made available” shall be treated as such if a copy of such document has been put in the “Project Hampton” virtual data room maintained on Datasite by or on behalf of Seller in connection with the Transactions (the “Data Room”) or otherwise provided to Buyer or any of its Representatives in electronic or hard-copy format, in each case, at least three Business Days prior to the date of this Agreement, unless otherwise expressly specified.

(r)            Prior drafts of this Agreement or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement will not be used as an aide of construction or otherwise constitute evidence of the intent of any of the parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of any such prior drafts or any such addition, deletion or modification.

(s)            Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in U.S. dollars and references to “$” are to United States dollars. The parties agree that to the extent this Agreement provides for any valuation, measurement or test as of a given date based on an amount specified in U.S. dollars and the subjects of such valuation, measurement or test are comprised of items or matters that are, in whole or in part, denominated other than in U.S. dollars, such foreign dollar amounts shall be converted into U.S. dollars using an exchange rate that will be the closing mid-point real spot rate as of the second Business Day prior to such date quoted by the Federal Reserve Bank of New York for U.S. dollars to amounts of such foreign currency.

Article 2
Purchase and Sale

Section 2.01.         Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, transfer, convey, assign and deliver to Buyer and Buyer shall purchase and acquire from Seller, free and clear of all Liens (other than restrictions on transfer imposed by applicable federal or state securities laws), the Purchased Interests.

Section 2.02.         Purchase Price. The purchase price for the Purchased Interests (the “Purchase Price”) shall equal the sum of (i) the Estimated Closing Purchase Price and (ii) whether positive or negative, if applicable, the Adjustment Amount. The Estimated Closing Purchase Price shall be paid in accordance with Section 2.05 and shall be subject to adjustment as provided in Section 2.06.

Section 2.03.         Closing. Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the transactions contemplated by Section 2.01 shall take place (i) at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017 or remotely by the exchange of signature pages for executed documents, on the third Business Day after the date on which all conditions set forth in Article 8 shall have been satisfied or, to the extent permitted by Applicable Law, waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of such conditions), or (ii) at such other time or place as Buyer and Seller may agree in writing; provided that, notwithstanding the foregoing, neither Buyer nor Seller shall be required to effect the Closing (which shall remain subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of all conditions in Article 8 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions)) prior to the date that is 90 days after the date hereof. The date on which Closing actually occurs shall be referred to herein as, the “Closing Date.”

Section 2.04.         Estimated Closing Calculations. Not less than five, but not more than 10, Business Days prior to the Closing Date, Seller shall deliver to Buyer a written statement setting forth, in reasonable detail, (a) Seller’s good faith estimates, in each case, prepared in accordance with the Accounting Principles, of (i) Closing Net Working Capital (“Estimated Closing Net Working Capital”), (ii) Closing Indebtedness (“Estimated Closing Indebtedness”), (iii) Closing Cash (“Estimated Closing Cash”), and (iv) Transaction Expenses (“Estimated Transaction Expenses”), (b) Seller’s calculation of the Estimated Net Working Capital Adjustment Amount, (c) on the basis of the foregoing, a calculation of the Estimated Closing Purchase Price, and (d) supporting invoices for each such item included in Estimated Transaction Expenses and the wire instructions as set forth in such invoices for each payee (together with the calculations referred to in clauses (a), (b) and (c) above, and reasonable supporting detail for each, the “Preliminary Closing Statement”). Seller and Company Entities shall cooperate with Buyer as reasonably requested in connection with Buyer’s review of the Preliminary Closing Statement and shall consider in good faith any reasonable comments from Buyer to the Preliminary Closing Statement that are provided by Buyer in writing at least two Business Days prior to the Closing Date; provided that (i) the foregoing shall not affect any of Buyer’s other rights hereunder and the failure of Seller or Company Entities to implement any comments made by Buyer for any reason shall not delay or otherwise prevent the Closing, and, (ii) to the extent any dispute arises regarding Buyer’s comments, Seller’s computations shall be conclusive for purposes of determining the amounts set out in the Preliminary Closing Statement and for the payments under Section 2.06(c)-(d), but shall be subject to adjustment pursuant to Section 2.06.

Section 2.05.         Closing Deliverables. (a) At or prior to Closing, Seller shall deliver or cause to be delivered to Buyer:

(i)            a customary duly executed instrument of transfer from Seller sufficient to cause the transfer of the Purchased Interests;

(ii)             the certificate referred to in Section 8.01(b)(iv);

(iii)            a counterpart to the Transition Services Agreement duly executed by Seller;

(iv)            copies of any documents and agreements which have been posted to the Data Room via a USB drive, an electronic ZIP or similar file, or such other format mutually agreed between Seller and Buyer (acting reasonably and in good faith);

(v)             a properly completed duly executed IRS Form 8023 (and any similar form under applicable state or local law) or the “Section 336(e) Election Statement” described in Treasury Regulations Section 1.336-2(h)(5) duly executed by Seller, as applicable and, in either case, with respect to each C Corporation Company Entity; and

(vi)            a duly executed and completed IRS Form W-9 establishing that Seller (and/or any other Subsidiary of Seller that is an owner of Purchased Interests for U.S. federal income tax purposes immediately prior to the Closing) is a U.S. person within the meaning of Section 7701(a)(30) of the Code.

(b)            At or prior to Closing, Buyer shall deliver or cause to be delivered to Seller:

(i)              the certificate referred to in Section 8.01(c)(iii);

(ii)             a properly completed duly executed IRS Form 8023 (and any similar form under applicable state or local law), if applicable, with respect to each C Corporation Company Entity; and

(iii)            a counterpart to the Transition Services Agreement duly executed by Buyer.

(c)            At Closing, Buyer shall pay or cause to be paid to Seller the Estimated Closing Purchase Price in U.S. dollars and in immediately available funds by wire transfer to Seller’s Bank Account.

(d)            At Closing, on behalf of Seller and/or the Company Entities, as applicable, Buyer shall pay or cause to be paid to the intended beneficiaries thereof (as identified in writing by Seller to Buyer at least three Business Days prior to the Closing) (i) the Estimated Transaction Expenses so identified, if any, and (ii) all Estimated Closing Indebtedness so identified, if any, in each case in immediately available funds by wire transfers to the bank accounts designated in writing by Seller to Buyer at least three Business Days prior to the Closing.

Section 2.06.          Adjustment Amount. (a) As soon as reasonably practicable following the Closing Date, and in any event within 90 calendar days thereof, Buyer shall prepare and deliver to Seller a written statement setting forth, in reasonable detail, Buyer’s good faith calculation of (i) Closing Net Working Capital, (ii) the aggregate amount of all Closing Indebtedness, (iii) Closing Cash, (iv) Transaction Expenses, (v) on the basis of the foregoing, the Closing Net Working Capital Adjustment Amount, and (vi) on the basis of the foregoing, the Closing Purchase Price (together with the calculations referred to in clauses (i) through (vi) above, the “Final Closing Statement”). The Closing Net Working Capital, Closing Indebtedness and Closing Cash shall be prepared in accordance with the Accounting Principles and the defined terms used in this Section 2.06(a); provided, that the Final Closing Statement (and any amounts included therein) shall not give effect to the consummation of the Transactions, including any act or omission by Buyer or any of its Subsidiaries or any of the Company Entities taken at or after the Closing (other than the Pre-Closing Reorganization) or reflect any payments of cash in respect of the Purchase Price, or any financing transactions in connection therewith or reflect any expense or liability, in each case, for which Buyer is expressly responsible under this Agreement. For the avoidance of doubt, the calculations and the purchase price adjustment to be made pursuant to this Section 2.06 are only meant to reflect the proper calculation of Closing Purchase Price (and the inputs thereto) in accordance with the Accounting Principles and the applicable definitions contained therein and otherwise in this Agreement and the applicable terms and conditions of this Agreement.  Nothing in this Section 2.06 is intended to be used to adjust for errors or omissions that may be found with respect to the Financial Statements or any inconsistencies or questions of interpretation between the Accounting Principles, on the one hand, and GAAP, on the other. No change in GAAP or Applicable Law after the Closing, shall be taken into consideration in the calculations to be made pursuant to Section 2.04 or this Section 2.06. If Buyer fails to timely deliver the Final Closing Statement in accordance with the first sentence of this Section 2.06(a) within such 90-day period, then, (i) Buyer shall no longer have the right to deliver a Final Closing Statement, and (ii) within 30 days following the expiration of such 90-day period, Seller may, in its sole discretion, elect, by delivering written notice to Buyer, to cause the Preliminary Closing Statement delivered by Seller to Buyer pursuant to Section 2.04 to be deemed to be the Final Closing Statement, for all purposes hereunder, in which case, for the avoidance of doubt, Seller shall continue to be entitled to exercise the dispute procedures set forth in Section 2.06(c) with respect to such Final Closing Statement for all purposes hereunder.

(b)           Following the Closing, Buyer and its Affiliates shall provide Seller, its Affiliates and its and their Representatives access to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors and independent accountants of the Company Entities relating to the preparation of the Final Closing Statement and shall cause the personnel of the Company Entities to cooperate with Seller in connection with its review of the Final Closing Statement and the calculation of Closing Net Working Capital, Closing Indebtedness, Closing Cash and Transaction Expenses.

(c)            If Seller shall disagree with any of Buyer’s calculations contained in the Final Closing Statement, Seller shall notify Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within 30 days after their receipt of the Final Closing Statement. If Seller does not provide such a notice of disagreement within such 30-day period, Seller shall be deemed to have agreed to the Final Closing Statement (including the determinations included therein) delivered by Buyer, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, Buyer and Seller shall use their respective reasonable best efforts for a period of 30 days (or such longer period as they may mutually agree) to resolve any disagreements with respect to any calculations contained in the Final Closing Statement. If, at the end of such period, Buyer and Seller are unable to resolve such disagreements, then any such remaining disagreements (such remaining disagreements, the “Disputed Items”) shall, at the written request of either Buyer or Seller, be resolved by the Auditor. Buyer and Seller shall promptly provide their assertions regarding the Disputed Items in writing to the Auditor and to each other. The Auditor shall be instructed to promptly review this Agreement and the Disputed Items and render its determination with respect to the Disputed Items as soon as reasonably possible (which the parties hereto agree should not be later than 60 days following the date on which the disagreement is referred to the Auditor), it being understood that in rendering such determination, the Auditor shall be functioning as an expert and not as an arbitrator. The Auditor shall be bound by the terms and conditions of this Agreement and the Accounting Principles and shall base its determination solely on (i) the written submissions of the parties and the terms and provisions of this Agreement and shall not conduct an independent investigation (and the parties agree that there shall be no ex parte communications with the Auditor), and (ii) the extent (if any) to which Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Transaction Expenses require adjustment (only with respect to the Disputed Items submitted to the Auditor) in order to be determined in accordance with Section 2.06(a) (including the definitions of the defined terms used in Section 2.06(a)). The Auditor shall not assign a value to any Disputed Item submitted to the Auditor greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Auditor shall act in its capacity as an expert and not an arbitrator. The determination of the Auditor shall be final, conclusive and binding on the parties. The date on which Closing Net Working Capital, Closing Indebtedness, Closing Cash, Transaction Expenses, Closing Net Working Capital Adjustment Amount and Closing Purchase Price are finally determined in accordance with this Section 2.06(c) is hereinafter referred to as the “Determination Date.” All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be borne between Buyer, on the one hand, and Seller, on the other hand, based upon a fraction, the numerator of which is the portion of the aggregate amount of the Disputed Items not awarded to the applicable party and the denominator of which is the aggregate amount of the Disputed Items. For example, if Seller challenges items underlying the calculations of Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Transaction Expenses in the net amount of $1,000,000, and the Auditor determines that Seller has a valid claim for $400,000 of the $1,000,000, Seller shall bear 60% of the fees and expenses of the Auditor and Buyer shall bear 40% of the fees and expenses of the Auditor.

(d)            The “Adjustment Amount,” which may be positive or negative, shall mean the Closing Purchase Price (as finally determined in accordance with Section 2.06(a) or 2.06(c), as applicable) minus the Estimated Closing Purchase Price. The Adjustment Amount shall be paid in accordance with Section 2.06(e).

(e)            If the Adjustment Amount is a positive number (such amount, the “Increase Amount”), then, promptly following the Determination Date, and in any event within three Business Days of the Determination Date, Buyer shall pay or cause to be paid to Seller an amount equal to the Increase Amount in immediately available funds by wire transfer to Seller’s Bank Account or such other account designated by Seller in writing. If the Adjustment Amount is a negative number (the absolute value of such amount, the “Deficit Amount”), then, promptly following the Determination Date, and in any event within three Business Days of the Determination Date, Seller shall pay to Buyer an amount equal to the Deficit Amount in immediately available funds by wire transfer to an account of Buyer designated by Buyer in writing. If the Adjustment Amount is zero, than no payment shall be required pursuant to this Section 2.06(e).

(f)            Any payment owed pursuant to Section 2.06(e) and Section 2.07 (including for the avoidance of doubt on any amount in respect of the Estimated Net Working Capital Adjustment Amount not paid at the Closing) shall also bear interest from and including the Closing Date to, but excluding the date of payment, at a rate per annum equal to (i) the secured overnight financing rate of interest published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate of interest) on its website as in effect from time to time, plus (ii) five percentage points, during the period from the date such payment was required to be made hereunder, to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

Section 2.07.          Deferred Amount. If the Estimated Net Working Capital Adjustment Amount set forth on the Preliminary Closing Statement is a positive number, no later than one Business Day prior to the Closing, Buyer may deliver written notice to Seller irrevocably electing to defer payment of such amount (and no other portion of the Estimated Closing Purchase Price) to the date that any Increase Amount or Deficit Amount is paid pursuant to Section 2.06. For the avoidance of doubt, following delivery of any such written notice, (i) the Estimated Closing Purchase Price payable pursuant to Section 2.05(c) shall be reduced by an amount equal to the Estimated Net Working Capital Adjustment Amount, and (ii) for purposes of calculating the Adjustment Amount, the Estimated Closing Purchase Price shall be similarly reduced by an amount equal to the Estimated Net Working Capital Adjustment Amount.

Section 2.08.         Merchandise Payment. Not less than five Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a written statement setting forth, in reasonable detail, (i) Seller’s good faith calculation of the Merchandise Inventory Amount, calculated in accordance with the Accounting Principles, and (ii) Seller’s payment terms with vendors in respect of the merchandise, inventory, and cost of goods sold purchased or otherwise procured by Seller or any of its Affiliates (other than the Company Entities) that have been included in the calculation of the Merchandise Inventory Amount. Following the Closing, Buyer shall pay (or cause to be paid), in U.S. dollars and in immediately available funds by wire transfer to Seller’s Bank Account, the Merchandise Inventory Amount at the times and in the amounts specified in such written statement.

Section 2.09.         Withholding. Any amounts payable under this Agreement shall be made free and clear of any withholding or deduction for Taxes or for any other reason, unless such deduction is required by Applicable Law; provided that so long as the certificate described in Section 2.05(a)(vi) is delivered, Buyer shall not withhold or cause to be withheld any amount otherwise payable hereunder on account of any U.S. federal, state or local Tax. If Buyer reasonably believes that it is required to deduct and withhold from the payment of any amounts payable hereunder under Applicable Law, prior to any deduction or withholding from the consideration otherwise payable under this agreement, Buyer shall (a) promptly and, in any event, at least five Business Days before the date on which the applicable payment is required to be made, notify Seller of its intention to withhold, which notice shall include a statement of the amounts it intends to deduct or withhold from such payment (including the rate thereof) and the applicable provision of law and factual basis requiring Buyer to withhold or deduct, and (b) use reasonable best efforts to cooperate with Seller to minimize or eliminate the amount of such deduction or withholding. To the extent that any amounts are so withheld by Buyer, such withheld and deducted amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

Article 3
Representations and Warranties of Seller

Except as set forth in the applicable section or subsection of the Seller Disclosure Schedule in accordance with Section 11.02 hereto, Seller represents and warrants to Buyer as follows:

Section 3.01.         Existence and Power. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware. Seller is a Virginia corporation. Each of Seller and the Company has all corporate powers required to carry on the Business as now conducted, is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Seller has made available to Buyer an accurate and complete copy of the organizational documents of the Company as in effect as of the date of this Agreement.

Section 3.02.         Subsidiaries. Each Company Subsidiary is duly incorporated or organized (as applicable), validly existing and, to the extent applicable under Applicable Law, in good standing under the laws of its jurisdiction of incorporation or formation, except as would not reasonably be expected to be material to either the Company Entities, taken as a whole, or the Business. Each Company Subsidiary has all corporate powers required to carry on the Business as now conducted, is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Seller has made available to Buyer an accurate and complete copy of the organizational documents of each Company Subsidiary as in effect as of the date of this Agreement.

Section 3.03.         Authorization. (a) The execution and delivery by Seller and performance by Seller of its obligations under this Agreement and each other Transaction Agreement to which it is a party and the consummation of the Transactions (including the Pre-Closing Reorganization) are within Seller’s corporate powers and have been, or will be prior to their execution and delivery, performance or the consummation of the Transactions, as applicable, duly authorized by all necessary corporate action on the part of Seller. The execution and delivery by any Affiliate of Seller of, and performance by such Affiliate of its respective obligations under, any other Transaction Agreement to which such Affiliate is a party and the consummation of the Transactions are within the corporate or other powers of such Affiliate and have been, or will be prior to their execution and delivery, performance or the consummation of the Transactions, as applicable, duly authorized by all necessary corporate or other action on the part of such Affiliate.

(b)            Assuming due and valid execution by Buyer, this Agreement constitutes a valid and binding agreement of Seller, enforceable in accordance with its terms, and each other Transaction Agreement to which Seller is a party, when executed and delivered by Seller, will constitute a valid and binding agreement of Seller, enforceable in accordance with their respective terms, subject, in the case of enforceability, to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Enforceability Exception”). Assuming due and valid execution by the other parties thereto, each other Transaction Agreement to which any Affiliate of Seller is a party, when executed and delivered by such Affiliate, will constitute a valid and binding agreement of such Affiliate, enforceable in accordance with their respective terms, subject, in the case of enforceability, to the Enforceability Exception.

Section 3.04.         Governmental Authorization. The execution and delivery of this Agreement and each other Transaction Agreement to which Seller is or will be a party by Seller and the performance by Seller of this Agreement and each other Transaction Agreement to which Seller is, or will be, a party will not require any consent, waiver, approval, clearance, license, permit, order, authorization, expiration or termination of any applicable waiting period or any other action (each, an “Authorization”), of, by or in respect of any Governmental Authority or any filing, application, notification, registration or other declaration to be made to or with any Governmental Authority, in each case, assuming receipt of any Authorizations and making of any filing, application, notification, registration or other declaration set forth on Section 4.03 of the Seller Disclosure Schedule, in each case, other than (a) compliance with any applicable requirements of the HSR Act; (b) the receipt of Authorizations from, and making of any filing, application, notification, registration or other declaration with or to, the Governmental Authorities set forth on Section 3.04 of the Seller Disclosure Schedule; (c) compliance with any applicable requirements of the Exchange Act; and (d) any Authorizations, filing, application, notification, registration or other declaration, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05.         Non-Contravention. The execution, delivery and performance by Seller of this Agreement and each other Transaction Agreement to which Seller is, or will be, a party and the consummation of the Transactions (including the Pre-Closing Reorganization) do not and will not (a) conflict with, violate, breach or result in any default of the applicable organizational or governing documents of Seller or any of the Company Entities as currently in effect, (b) assuming compliance with the matters referred to in Section 3.04, conflict with or violate any Applicable Law, require any Authorization by, or any filing, application, notification, registration or other declaration to be made to, any Person under, breach, conflict with, violate or constitute a default under (with or without notice or lapse of time or both), give rise to any right of termination, cancellation or acceleration of any right or obligation of any of the Company Entities or the Business or to a loss of any benefit to which the Business or any of the Company Entities are entitled under (x) any Permit that is material to the Company Entities or to the operations of the Business, taken as a whole, or (y) any Contract; or (c) result in the creation or imposition of any Lien on any asset, property or other interest of any of the Business or the Company Entities, except for any Permitted Liens and with such exceptions, in the case of each of clauses (b) and (c), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.06.         Capitalization. (a) After giving effect to the Pre-Closing Reorganization, the Equity Interests of the Company that are issued and outstanding consist solely of the Purchased Interests. Except for the Equity Interests of the Company, which are completely and accurately described in Section 3.06 of the Seller Disclosure Schedule, there are no authorized, issued or outstanding Equity Interests of the Company. All of the Equity Interests of the Company are duly authorized, validly issued, free and clear of any Lien (other than restrictions under applicable securities laws), fully paid and non-assessable. All of the Equity Interests of the Company are owned of record and beneficially by Seller and none of the Equity Interests of the Company was issued in violation of any restrictions on transfer, preemptive rights, or similar rights, or Applicable Law.

(b)            Section 3.06(b) of the Seller Disclosure Schedule sets forth all outstanding Equity Interests of each Company Subsidiary, including the names of the holders thereof and the class and number of such outstanding Equity Interests of each Company Subsidiary, in each case, (x) as of the date hereof and (y) after giving effect to the Pre-Closing Reorganization. All of the outstanding Equity Interests of each Company Subsidiary are duly authorized, validly issued, free and clear of any Lien (other than Permitted Liens or restrictions under applicable securities laws), fully paid and non-assessable. All of the outstanding Equity Interests of each Company Subsidiary are owned by the Company (directly or indirectly) and none of the Equity Interests of any Company Subsidiary was issued in violation of any restrictions on transfer, preemptive rights, or similar rights, or Law. After giving effect to the Pre-Closing Reorganization, other than the Equity Interests set forth on Section 3.06(b) of the Seller Disclosure Schedule, neither the Company nor any Company Subsidiary owns or controls, directly or indirectly, any interest of any nature in any corporation, partnership, limited liability company, joint venture, other business association entity or any other Person, nor has any right or obligation to acquire any such interest in any corporation, partnership, limited liability company, joint venture, other business association entity or any other Person.

(c)            Other than this Agreement, the organizational documents of each Company Entity or documents executed in connection with the Pre-Closing Reorganization, no Equity Interest of any of the Company Entities is subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting (including any voting debt), dividend rights or disposition of any Equity Interest of any of the Company Entities.

Section 3.07.         Financial Statements.

(a)            Attached as Section 3.07(a) of the Seller Disclosure Schedule are complete and correct copies of (x) (i) the audited consolidated balance sheet of the Company Entities as of February 3, 2024 and as of January 28, 2023 (collectively, the “Audited Balance Sheets”), (ii) the audited consolidated statements of income of Company Entities for each of the fiscal years of the Company ended February 3, 2024 and January 28, 2023 (collectively, the “Audited Income Statements”), and (iii) the audited consolidated cash flow statements of Company Entities for each of the fiscal years of the Company ended February 3, 2024 and January 28, 2023 (together with all notes thereto, collectively, the “Audited Financial Statements”) and (y) (i) the unaudited consolidated balance sheet of the Business as of November 2, 2024 (the “Interim Balance Sheet”), and (ii) the related unaudited consolidated statement of income of the Business for the nine months ended November 2, 2024 (together with all notes thereto, collectively, the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”).

(b)            The Audited Financial Statements (i) have been derived from the books and records of the Company Entities and (ii) fairly present, in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the Financial Statements), the consolidated financial position of the Company Entities as of the dates thereof and its consolidated results of operations and cash flows for the periods then ended (except as may be indicated in the Audited Financial Statements). The Interim Financial Statements fairly present, in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the Financial Statements), the consolidated financial position of the Business as of the dates thereof and its consolidated results of operations and cash flows for the periods then ended (subject to the lack of footnotes and to normal year-end and periodic reclassifications and adjustments in the case of any unaudited interim financial statements). Notwithstanding anything to the contrary in this Section 3.07, Buyer, on behalf of itself and its Affiliates, acknowledges and agrees that (x) the Financial Statements and the foregoing representations and warranties are qualified by the fact that the Company Entities have not operated as separate standalone entities and have received certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arms-length transactions or that the Company Entities or the Business would incur on a standalone basis or on an integrated basis within another organization, and (y) the Financial Statements are not pro forma financial statements giving effect to the Transactions.

(c)            Seller and the Company Entities (i) maintain a system of internal accounting controls sufficient to provide reasonable assurances (w) that transactions are executed in accordance with management’s general or specific authorization in all material respects, (x) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, in each case in all material respects, (y) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Entities or assets that are otherwise used in the conduct of the Business and access to such assets is permitted only in accordance with management’s general or specific authorization, in each case in all material respects, and (z) regarding the reliability of financial reporting, (ii) have employed the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company Entities and the Business, and (iii) have implemented disclosure controls and procedures designed to ensure that material information concerning the Business is made known to the management of the Business responsible for the preparation of the Financial Statements by others within the Business.

(d)            Neither Seller, the Company Entities nor any of their respective officers or, to the Seller’s knowledge, auditors, has, since January 1, 2022, identified or been made aware of (A) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company Entities or otherwise with respect to the Business, (B) any fraud, whether or not material, that involves the role of management of the Business in the preparation of financial statements or the internal accounting controls utilized by the Business or (C) any claim, allegation or written notice of investigation regarding any of the foregoing or the Financial Statements, except as would not reasonably be expected to be material to the Company Entities, taken as a whole.

(e)            Except as set forth on Section 3.07(e) of the Seller Disclosure Schedule, as of the date of this Agreement, there are no off-balance sheet arrangements within the meaning of Item 303 of Regulation S-K of the Exchange Act to which any Company Entity is a party to or otherwise has any obligations.

Section 3.08.         Ownership of the Purchased Interests. Seller is the registered and beneficial owner of the Purchased Interests, and will transfer and deliver to Buyer at the Closing valid and marketable title to the Purchased Interests, free and clear of any Lien (other than restrictions under applicable securities laws).

Section 3.09.         Absence of Certain Changes. (a) From the Balance Sheet Date through the date of this Agreement, the Company Entities, taken as a whole, have conducted the Business in the Ordinary Course of Business.

(b)            From the Balance Sheet Date through the date of this Agreement, there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)            From the Balance Sheet Date through the date hereof, there has not been (i) any damage, destruction or loss to any of the Business assets involving repair or replacement costs or fair market value in excess of $5,000,000 in the aggregate that is not fully covered by insurance (other than in respect of any retentions or deductibles), or (ii) any action taken with respect to the Company Entities or the Business that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of clauses (iii), (v), (vi), (viii), (x), (xviii), (xx) or, to the extent related to any of clauses (v), (vi), (viii), (x), (xiv), (xviii), (xx) of Section 5.01(b), (xxi) of Section 5.01(b).

Section 3.10.         No Undisclosed Liabilities. There are no liabilities, obligations or commitments of any nature whatsoever, whether asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, of the Company Entities or otherwise pertaining to the Business, other than (a) such liabilities, obligations or commitments which are reflected in or reserved against in the Financial Statements or disclosed in the notes thereto; (b) such liabilities, obligations or commitments incurred in the Ordinary Course of Business since the Balance Sheet Date (none of which is a liability resulting from breach of contract, breach of warranty, tort, infringement, claim, lawsuit, or violation of Applicable Law); (c) such liabilities, obligations or commitments (x) incurred in connection with the Transactions or (y) disclosed at Section 3.10(c) in the Seller Disclosure Schedule; (d) such liabilities, obligations or commitments arising under executory Contracts entered into in the Ordinary Course of Business (none of which arises out of or relates to any breach of any such Contract or warranty contained therein or violation of Applicable Law); and (e) other undisclosed liabilities, which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.11.         Material Contracts. (a) Section 3.11(a) of the Seller Disclosure Schedule sets forth a complete and accurate list of all Contracts to which either (x) any Company Entity is a party or to which any property, asset or other interest of a Company Entity is bound or will be required to become bound or (y) Seller or any of its Affiliates (other than the Company Entities) is a party that relates primarily to the Business, in each case, that fall within the following categories and are existing as of the date hereof (in each case, other than any Employee Benefit Plans and purchase orders or statements of work received in the Ordinary Course of Business) (collectively, the “Material Contracts”):

(i)            any Material Real Property Lease;

(ii)            other than “click-through” or similar license agreements entered into in the Ordinary Course of Business and any Real Property Lease, any Contract for the (direct or indirect) purchase or sale, as applicable, of materials, supplies, goods, services, equipment or other assets either (A) providing for annual payments by the Company Entities of $1,500,000 or more in either of the last two calendar years or (B) which gave rise to anticipated receipts by the Company Entities of more than $1,500,000 in either of the last two calendar years, in each case that cannot be terminated on not more than 60 days’ notice without payment by the Company Entities (or on behalf of the Company Entities by any of their Affiliates) of any penalty;

(iii)            any material partnership, joint venture, limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any material joint venture or partnership or pursuant to which a Company Entity has any equity ownership interest in any other Person, other than any such Contract solely between the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;

(iv)            any Contract (excluding confidentiality and non-disclosure agreements that do not contain any restrictions other than customary confidentiality and non-disclosure obligations and non-binding letters of intent) relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise), pursuant to which any of the Company Entities has any material continuing obligations following the date of this Agreement;

(v)            any Contract or other arrangement (including as obligor or guarantor) relating to Indebtedness for borrowed money, except any such agreement with an aggregate outstanding principal amount not exceeding $1,500,000, other than any such Contracts exclusively between one or more Company Entities;

(vi)            any Contact that obligates any Company Entity to make any loans, advances or capital contributions to, or investments in excess of $1,500,000 in, any Person (other than in another Company Entity), other than loans and advances to employees of any Company Entity made in the Ordinary Course of Business;

(vii)           any Contract containing terms expressly limiting or restraining in any material respect the freedom or ability of any of the Company Entities to engage in, or compete with, any Person in a product line or line of business, conduct the Business or operate in any jurisdiction, other than leases of real property relating to retail stores and matters of record that are Permitted Liens;

(viii)         any material Contract relating to any swap, forward, futures, warrant, option or other derivative transaction;

(ix)            any material agency, dealer, sales representative, or other similar Contract;

(x)             any Contract that contains a material exclusivity requirement or similar provision binding on any of the Company Entities or that creates or purports to create any material exclusive relationship or arrangement relating to the Business;

(xi)            any Contract (x) containing “most favored nation” provisions or other similar preferential pricing obligations binding on any Company Entity, or (y) that requires a Company Entity to purchase or sell any minimum quantity of any product or service from or to, as applicable, a third party;

(xii)           any material Contract with a Governmental Authority;

(xiii)          any Contract pursuant to which any of the Company Entities grant to a third party or are granted from a third party a license, covenant not to sue under or co-existence agreement with respect to any material Intellectual Property Rights relating to the Business other than (A) licenses for commercially available, off-the-shelf or open source software and (B) non-exclusive licenses granted or received in the Ordinary Course of Business;

(xiv)          any Contract with a Top Supplier or a Top Merchandiser;

(xv)           any Contract that governs the logistics, distribution, and supply chain management required for the conduct of the Business and involves annual payments by the Company Entities (or, solely with respect to the Business, the Seller) in excess of $1,500,000 in either of the last two calendar years, in each case that cannot be terminated on not more than 60 days’ notice without payment by the Company Entities (or on behalf of the Company Entities by any of their Affiliates) of any penalty;

(xvi)          any Shared Contract pursuant to which annual payments to be received or made with respect to the Business exceed $1,500,000 for the last fiscal year;

(xvii)         any Contract that creates or grants any Lien, other than Permitted Liens, on any of the Purchased Interests, any Material Owned Real Property or any Leased Real Property or any other material asset of the Business securing obligations in an amount exceeding, individually or in the aggregate, $1,500,000;

(xviii)        any material Contract between any of the Company Entities, on the one hand, and Seller or any of its Affiliates, on the other hand, other than subleases of real property between any of the Company Entities, on the one hand, and Seller or any of its Affiliates, on the other hand;

(xix)           any settlement agreement or similar Contract involving the settlement or other resolution (whether contingent or otherwise) of any action entered into by a Company Entity since January 1, 2022, which, as of the date hereof, (A) has outstanding monetary payment obligations binding on a Company Entity in excess of $5,000,000 individually, or in the aggregate (net of any insurance proceeds actually received to date by the Company Entities in connection with such action under insurance policies), or (B) imposes material limitations binding on the conduct of the Business or the other activities of the Company Entities that will continue in effect following the Closing; or

(xx)            any Contract that provides for a binding commitment of any Company Entity to enter into any of the foregoing.

(b)            A true, correct and complete copy in all material respects of each Material Contract (together with all material amendments thereto other than any such amendments that have been fully superseded by subsequent amendments or other similar attachments thereto that contain material terms) in effect on the date of this Agreement has been made available to Buyer prior to the date of this Agreement. Each Material Contract is (i) a valid and binding agreement of the applicable Company Entity or Seller party thereto and, to Seller’s knowledge, of each other Person who is a party thereto (subject to the Enforceability Exceptions) and (ii) is in full force and effect. Neither the Company Entities nor Seller or any of its Affiliates, nor, to Seller’s knowledge, any other party is in default or breach under the terms of any such Material Contract, except for any such defaults or breaches which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No event has occurred or not occurred through the action or inaction of any Company Entity, Seller, any other Subsidiary of Seller, or to Seller’s knowledge, any other Person, that with notice or the lapse of time or both would constitute a breach of or default under the terms of any Material Contract, in each case, except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no disputes pending or, to Seller’s knowledge, threatened with respect to any Material Contract and neither Seller nor any of the Company Entities has received any written notice of the intention of any other party to a Material Contract to terminate for default breach or otherwise (excluding any expirations of the current term of any Material Contract in accordance with its respective terms) any Material Contract, nor to Seller’s knowledge, is any such party threatening to do so, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.12.         Litigation. Except as set forth on Section 3.12 of the Seller Disclosure Schedule, there is, and, since January 1, 2022, there has been, no action, claim, suit, arbitration, proceeding (whether administrative or otherwise) or other similar matter pending or before any Governmental Authority or, to the Knowledge of Seller, threatened against (x) Seller or any of its Affiliates or any of their respective managers, directors, officers or employees, in each case, concerning the Business or (y) any manager, director, officer or employee of a Company Entity (brought against such manager, director, officer or employee of a Company Entity in their capacity as such), in each of cases (x) and (y), that (a) involves a claim in excess of $5,000,000 that is not covered by insurance, or involves a claim for an unspecified amount that is reasonably likely to exceed $5,000,000, (b) involves injunctive relief that is or would reasonably be expected to be material to the Company Entities or the Business, taken as a whole, or (c) individually or in the aggregate, has had, would have or would reasonably be expected to have a Material Adverse Effect or prevent or materially impair Seller’s ability to consummate the Transactions. No Company Entity has brought any action, claim, suit, arbitration, proceeding (whether administrative or otherwise) or other similar matter that involves a claim in excess of $5,000,000 pending against any other Person.

Section 3.13.         Compliance with Laws; Permits. (a) The Company Entities, the Business and, solely with respect to the conduct of the Business, Seller, (i) are, and have been since January 1, 2022, in compliance with all Applicable Laws and (ii) have not received any written notice or, to the Knowledge of Seller, oral notice from any Governmental Authority alleging that any Company Entity or, solely with respect to the conduct of the Business, Seller or any of its Affiliates, is in violation of any Applicable Law, in each case of clauses (i) and (ii) except where the failure to be in compliance with such Applicable Laws would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            The Company Entities hold, and are in compliance with, all permits, licenses, variances, exemptions, authorizations, orders and approvals of all Governmental Authorities (collectively, “Permits”) necessary for operation of the Business as presently conducted, except where the absence of any such Permit or noncompliance therewith would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Other than those Permits set forth on Section 3.13(b)(1) of the Seller Disclosure Schedule and assuming the receipt of all Authorizations contemplated by Sections 3.04, 3.05, 4.03, and 4.04, all Permits required to operate the Business are, or at the Closing will be, held by a Company Entity, except (i) as would not reasonably be expected to have a Material Adverse Effect, and (ii) as may be provided through any services contemplated by the Transition Services Agreement or the covenants in this Agreement. Since January 1, 2022, except as set forth at Section 3.13(b)(2) of the Seller Disclosure Schedule, there are, and have been, no (x) actions, claims, suits, arbitrations, proceedings (whether administrative or otherwise) or other similar matters pending or, to the knowledge of Seller, threatened and (y) no other facts, matters, or circumstances, in the case of each of (x) and (y), which would reasonably be expected to result in the revocation, termination, adverse modification, suspension or failure to renew any such Permit, except for any such revocation, termination, adverse modification, suspension or failure to renew that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.14.         Properties.

(a)            Section 3.14(a) of the Seller Disclosure Schedule sets forth the address of each real property owned by any of the Company Entities or used in the operation of the Business (the “Owned Real Property”) and the address of each distribution center owned by any of the Company Entities or used in the operation of the Business (the “Material Owned Real Property”). The Company Entities have good and marketable fee simple title to the Owned Real Property, free and clear of all Liens, other than Permitted Liens, except where failure to have such good title would not reasonably be expected to be material to the Company Entities, taken as a whole. Except as set forth in Section 3.14(a) of the Seller Disclosure Schedule, the Company Entities have not leased, or granted the right to use or occupy, any portion of the Owned Real Property or Material Owned Real Property to any Person. There is no pending or, to the knowledge of Seller, threatened condemnation, eminent domain or similar proceedings affecting any of the Owned Real Property or Material Owned Real Property.

(b)            Section 3.14(b) of the Seller Disclosure Schedule sets forth a list of addresses relating to the Real Property Leases that generated $3,200,000 or more in sales of the Business during the trailing twelve months ended November 2, 2024 and that have been a retail location of the Business open to the public for at least twelve months (excluding, for the avoidance of doubt, any Real Property Leases that will transfer to Seller pursuant to the Pre-Closing Reorganization) (each, a “Material Real Property Lease”), pursuant to which any of the Company Entities leases, subleases, licenses or otherwise occupies real property (such real property, the “Material Leased Real Property”). The Company Entities have valid leasehold interests (free and clear of all Liens other than Permitted Liens) in all of, and have not subleased, licensed or otherwise granted any Person the right to use or occupy any of, except where the failure to have valid leasehold interests, or such sublease, license or grant would not reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect, (i) the Material Leased Real Property and (ii) the other Leased Real Property. Except where the failure to be in full force and effect, valid, binding and enforceable would not reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect, each Material Real Property Lease and other Real Property Lease, is in full force and effect, and is valid and binding on the Company Entity party thereto and, to the knowledge of Seller, each other party thereto, enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There does not exist, and no event has occurred or condition exists that with notice or lapse of time, or both, would constitute, any default by the Company Entity party thereto or, to the knowledge of Seller, any other party thereto, under any of the Material Real Property Leases or any of the other Real Property Leases, except where such default would not reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect. Seller has made available to Buyer a copy of each Material Real Property Lease.

(c)            Except as would not reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect, to Seller’s knowledge, (i) the condition of, access to, and parking at, the Owned Real Property and Leased Real Property are adequate for the operation of the Business as currently operated and (ii) neither any of the Owned Real Property or Leased Real Property nor the use thereof violates the Permitted Liens applicable thereto.

(d)            Section 3.14(d) of the Seller Disclosure Schedule sets forth a list of addresses of Leased Real Property relating to the retail store locations in which the Business has, as of the date hereof, ceased operations, and which are subject to master lease agreements (each such retail store, a “Dark Store”).

(e)            Other than as set forth in the Financial Statements, there is no escheat or unclaimed property liability associated with any of the Business or the assets of the Company Entities, except as has not had and would not reasonably be expected to have a Material Adverse Effect.

Section 3.15.         Intellectual Property.

(a)            Section 3.15(a) of the Seller Disclosure Schedule contains a true and complete list of all registrations and applications for registration of the Intellectual Property Rights included in the Company Intellectual Property Rights, in each case as of the date hereof. All material Company Intellectual Property Rights scheduled in Section 3.15(a) of the Seller Disclosure Schedule are valid, subsisting and, to Seller’s knowledge, enforceable. No Company Intellectual Property Rights are subject to any outstanding order, judgment, decree or agreement adversely affecting Seller’s or any of its Subsidiaries’ (including the Company Entities’) use thereof or rights thereto in any material respect. As of the date hereof, the Company Entities are the sole and exclusive owners of all Company Intellectual Property Rights (other than the Transferred Intellectual Property) and Seller or its Subsidiaries are the sole and exclusive owners of all Transferred Intellectual Property, in each case free and clear of all Liens (other than Permitted Liens). Following the consummation of the Pre-Closing Reorganization and immediately prior to the Closing, the Company Entities will be the sole and exclusive owners of all Company Intellectual Property Rights free and clear of all Liens (other than Permitted Liens). Except as would not reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect, (i) the Company Entities have valid and enforceable licenses to use all other Intellectual Property Rights necessary for the conduct of the Business as currently conducted, (ii) Seller and its Subsidiaries have taken all necessary actions designed to maintain and protect each item of Company Intellectual Property Rights and (iii), to Seller’s knowledge, since January 1, 2022, there has been no unauthorized access to any Company Intellectual Property Rights or other information that a Company Entity intends to or is obligated to keep confidential.

(b)            Except as would not reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect, the execution, delivery and performance by Seller of this Agreement and each other Transaction Agreement to which Seller is, or will be, a party and the consummation of the Transactions (including the Pre-Closing Reorganization) do not and will not (i) alter, encumber, impair, extinguish or otherwise result in a loss of any Company Intellectual Property Rights or (ii) result in the grant, assignment or transfer to any third party of any right, title or interest under, in or to any Company Intellectual Property Rights.

(c)            Except as would not reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect, (i) no Company Entity is infringing, misappropriating or otherwise violating, or, since January 1, 2022, has infringed, misappropriated or otherwise violated, any Intellectual Property Right owned by any Person and (ii) to Seller’s knowledge, no Company Intellectual Property Right is being infringed, misappropriated or otherwise violated, or since January 1, 2022, has been infringed, misappropriated or otherwise violated, by any Person. There is no action or proceeding pending or, to Seller’s knowledge, threatened in writing, alleging any such infringement or violation.

(d)            Except as would not reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect, (i) the IT Assets operate and perform as is necessary for the Business as currently conducted, and, to Seller’s knowledge, do not contain any faults, viruses or hardware components designed to permit unauthorized access to or to disable or otherwise harm any computer systems or software, (ii) to Seller’s knowledge, since January 1, 2022, (x) there has been no failure of IT Assets which has not been fully resolved and (y) no Person has gained unauthorized access to the IT Assets and (iii) the IT Assets provide the operations of the Company Entities, including the internet websites and mobile applications provided to the Company Entities’ customers, with sufficient redundancy and speed to meet industry standards relating to high availability.

(e)            Except as would not reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect, (i) none of the software owned or purported to be owned by any of the Company Entities is subject to the requirements of the GNU General Public License or the GNU Affero General Public License or any similar license or terms for use of open source software and is being used in a manner that would require such Company Entity to publicly distribute or disclose the source code for any such software, (ii) no rights under the Company Intellectual Property Rights are obligated to be (x) waived as to or (y) licensed to any Person free of charge as a result of any Company Entity’s use of “open source” code in the software owned or purported in writing to be owned by any of the Company Entities and (iii) each Company Entity is in compliance with all open source licenses applicable to its use of any software governed by such licenses.

(f)            Except as would not reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect, (i) the Company Entities have not used any data sets, information, or data provided by or obtained or collected from any third party in developing, building, instructing, or training any generative artificial intelligence or machine learning algorithm, program, product, or technology, including those simulating human intelligent thought processes (collectively, “Generative AI Programs”), in violation of law and (ii) each Company Entity has used commercially reasonable practices in the use of Generative AI Programs.

Section 3.16.         Data Privacy and Cybersecurity.

(a)            Except as would not reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect, the Company Entities (i) have a privacy policy (the “Privacy Policy”) regarding the collection, disclosure and use of Personal Data in connection with the operation of the business of the Company Entities and are and in the past three years have been in compliance with such Privacy Policy and (ii) are or have been in the past three years in compliance with all applicable Privacy Laws, Contracts and binding industry standards to which the Company is a party, in each case, regarding the collection, processing, security, transmission, storage and destruction of Personal Data as well as data loss, theft and breach of security notification obligations (collectively, the “Privacy Requirements”). The execution, delivery and performance of this Agreement does not violate any Privacy Requirements as they currently exist in any material respect.

(b)            Except as would not reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect, (i) the Company Entities have commercially reasonable physical, technical, organizational and administrative security measures and policies in place designed to protect the integrity and security of the IT Assets and any Personal Data processed by the Company Entities in the operation of the Business, and to prevent unlawful or unauthorized access, use, modification or disclosure of all such Personal Data and confidential data collected, received and stored by them and (ii) except as set forth on Section 3.16(b) of the Seller Disclosure Schedule, (x) the Company Entities maintain commercially reasonable backup and data recovery, disaster recovery and business continuity plans, procedures and facilities; and act in compliance therewith and (y) such plans and procedures have been proven effective in all material respects upon testing.

(c)            Except as would not reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect, (i) there has not been in the past three years, and there is currently no, judicial, administrative or arbitral action, suit, demand, claim, arbitration, litigation, hearing, examination, complaint, audit, charge, review, indictment, litigation, investigation or other proceeding, whether public or private, by or before a Governmental Authority or arbiter pending or threatened in writing, against the Company Entities relating to alleged non-compliance with the Privacy Requirements, the collection or use of Personal Data by the Company Entities in the operation of the Business or the security practices of the Company Entities and (ii) except as set forth on Section 3.16(c) of the Seller Disclosure Schedule, in the last three years, there has been no material unlawful or unauthorized access, use, intrusion or breach of security of any IT Assets or Personal Data, or failure, breakdown, performance reduction or other adverse event relating thereto, that required any Company Entity to notify any Person or Governmental Authority or that has caused any substantial: (x) disruption of or interruption in or to the use of the IT Assets or the conduct of the business of the Company Entities; (y) loss or destruction of or damage or harm to the Company Entities or their operations, personnel, property, or other assets; or (z) loss, damage or unauthorized access, disclosure, use or breach of security of any Personal Data in the Company Entities’ possession, custody or control, or otherwise held or processed on their behalf.

Section 3.17.         Labor Relations.

(a)            The Company Entities are and Seller (with respect to the Company Employees) are, and for the last three years have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health and continuation coverage under group health plans, except for failures to comply that have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            As of the date of this Agreement, (i) the Company Entities are not a party to or subject to, or currently negotiating in connection with entering into, any collective bargaining agreement, and, to Seller’s knowledge, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to the Company Employees and (ii) there is no, and during the three-year period immediately prior to the date of this Agreement, there has not been any, material labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to Seller’s knowledge, threatened against the Company Entities and there are no material unfair labor practice complaints pending or, to Seller’s knowledge, threatened against the Company Entities before any Governmental Authority.

(c)            To the extent permitted by Applicable Law, Seller has made available to Buyer a list of all Company Employees, which is complete and accurate in all material respects, stating such Company Employee’s (i) employee identification number, (ii) job title, (iii) employing entity, (iv) base salary or hourly rate, as applicable, (v) bonus and target incentive compensation, (vi) full-time or part-time status, (vii) exempt or non-exempt status (as applicable) and (viii) active or leave status. Other than the Retained Employees set forth on Annex D, each Company Employee’s duties either primarily or exclusively relate to, or have otherwise reasonably been determined by Seller to be necessary to the operation of, the Business.

Section 3.18.         Employee Benefit Plans.

(a)            Set forth in Section 3.18(a)(i) of the Seller Disclosure Schedule is an accurate and complete list as of the date hereof of each material Company Benefit Plan. Set forth in Section 3.18(a)(ii) of the Seller Disclosure Schedule is an accurate and complete list as of the date hereof of each material Seller Benefit Plan. For each material Company Benefit Plan and Seller Benefit Plan, Seller has made available to Buyer (i) a copy of such plan or a description thereof, and all material amendments thereto, (ii) the most recently filed annual return/report, if any, (iii) if such plan is a Company Benefit Plan and is funded through a trust or any other funding arrangement, a copy of such trust or other funding arrangement, (iv) the most recent summary plan description (and all summaries of material modifications), and (v) the most recent determination or opinion letter received from the IRS.

(b)            None of the Company Entities or any predecessor thereof sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, or has any liability or obligations in respect of, any Employee Benefit Plan that is subject to Title IV of ERISA, including any Multiemployer Plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no liability or obligation under Title IV or Section 302 of ERISA or Section 412 of the Code has been incurred by any Company Entity or any ERISA Affiliate that has not been satisfied in full and no condition exists that presents a risk to any Company Entity or any ERISA Affiliate of incurring any such liability or obligation.

(c)            Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired.

(d)            Each Company Benefit Plan has been maintained in compliance with its terms and all Applicable Law, and all contributions or premiums required to be made by any Company Entity or Seller or any of their Affiliates to any Company Benefit Plan have been timely made or accrued, except for failures that have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No action, suit, investigation, audit, proceeding or claim (other than routine claims for benefits) is pending against or involves or, to Seller’s knowledge, is threatened against or threatened to involve, any Company Benefit Plan before any Governmental Authority, which, individually or in the aggregate, if determined or resolved adversely in accordance with the plaintiff’s demands, could reasonably be expected to have a Material Adverse Effect.

(e)            The Company Entities have no current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company Entities, except as required to avoid excise tax under Section 4980B of the Code or under ordinary course severance agreements or arrangements that provide continued medical benefits during a severance period.

(f)            Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Company Employee for any Tax incurred by such Company Employee under Section 409A or 4999 of the Code.

(g)            Neither the execution and delivery of this Agreement, nor the consummation of the Transactions (either alone or upon the occurrence of any additional or subsequent event), will (i) cause any material payments to become due or payable to the Company Employees, (ii) cause any payment, acceleration, vesting or increase in benefits to the Company Employees (to the extent that the Company or Buyer would reasonably be expected to have any liability with respect thereto) or (iii) give rise to payments or benefits that would be nondeductible to the payor under Section 280G of the Code or that would result in an excise Tax on any recipient under Section 4999 of the Code.

Section 3.19.         Environmental Matters. Except as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)            the Company Entities are, and since January 1, 2022, have been, in compliance with all Environmental Laws, including possessing and being in compliance with all permits required pursuant to all applicable Environmental Laws;

(b)            (i) since January 1, 2022, no written or, to the Knowledge of Seller, oral notice, order, request for information, complaint or penalty has been received by any of the Company Entities, and (ii) there are no judicial, administrative or other actions, suits or proceedings pending or, to the knowledge of Seller, threatened, in the case of each of (i) and (ii), which alleges a violation of any Environmental Law that has not been settled, dismissed or otherwise resolved;

(c)            there has been no Release of Hazardous Materials at any location for which any of the Company Entities would reasonably be expected to be liable under applicable Environmental Laws;

(d)            none of the Company Entities have assumed, undertaken or provided any indemnification with respect to, or otherwise have become subject to, any liability of any other Person under any Environmental Law; and

(e)            Seller has made available to Buyer copies of all environmental reports, studies, records, audits, permits and other similar documents with respect to the business, operations or assets of the Company Entities that are within its possession or under its reasonable control.

Section 3.20.         Taxes. Except as to matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)            (i) all Tax Returns that are required to be filed by or with respect to each Company Entity have been timely filed; (ii) all Taxes due with respect to periods covered by such Tax Returns have been timely paid; and (iii) such Tax Returns are in all respects true, correct and complete;

(b)            there are no Liens for Taxes upon any of the assets of the Company Entities, other than Permitted Liens;

(c)            no Company Entity has entered into a written agreement waiving or extending any statute of limitations in respect of any Taxes that are currently pending before a Taxing Authority, which waiver is outstanding, and no request for any such waiver or extension is currently pending;

(d)            no deficiencies for any Taxes have been proposed, asserted or assessed in each case, in writing by any Taxing Authority against a Company Entity that are currently pending or, to the Knowledge of Seller, the Company or any of its Subsidiaries, threatened;

(e)            no claim, audit, action, suit, proceeding, examination or investigation is now pending against a Company Entity in respect of any Tax;

(f)            no Company Entity (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return, other than any Seller Tax Group or (ii) has any liability for the Taxes of any Person, other than any member of any Seller Tax Group, under Treasury Regulation Section 1.1502-6, Treasury Regulation 1.1502-78 or any similar provision of U.S. state or local or non-U.S. income Tax law or as a transferee or successor or by contract;

(g)            Section 3.20(g) of the Seller Disclosure Schedule sets forth the U.S. federal income tax classification of each Company Entity, and each Company Entity has been treated consistent with such classification since the date set forth on Seller Disclosure Schedule Section 3.20(g);

(h)            no Company Entity has participated or engaged in any transaction that constitutes a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Tax law);

(i)            during the two-year period ending on the date hereof, no Company Entity was a distributing corporation or a controlled corporation in a transaction intended to be governed in whole or in part by Section 355 of the Code;

(j)            no Company Entity will be required to include in a Post-Closing Tax Period taxable income attributable to income that accrued in a Pre-Closing Tax Period but was not recognized for Tax purposes in such Pre-Closing Tax Period (or to exclude from the computation of taxable income in a Post-Closing Tax Period any deduction the recognition of which was accelerated from such taxable period to a Pre-Closing Tax Period) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of state, local or non-U.S. Tax law;

(k)            no Company Entity has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or non-U.S. Tax law, and no Company Entity is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Authority;

(l)            no claim has been made by any Governmental Authority in writing in a jurisdiction where a Company Entity does not file a Tax Return that it is or may be subject to taxation by that jurisdiction;

(m)            no Company Entity is party to any Tax Sharing Agreement, other than any Tax Sharing Agreement solely between such Company Entity and a member of the Seller Tax Group which shall be terminated in accordance with Section 7.12 or a Tax Sharing Agreement solely among the Company Entities; and

(n)            each Company Entity has withheld from its respective employees, independent contractors, creditors, stockholders and third parties and timely paid to the appropriate Governmental Authority proper and accurate amounts in all respects for all Pre-Closing Tax Periods in compliance with all Tax withholding and remitting provisions of Applicable Laws and has complied in all material respects with all Tax information reporting provisions of all Applicable Laws.

No representation or warranty is made in this Agreement with respect to the amount, sufficiency or availability of any Tax Asset available in or to be carried forward to a taxable period (or portion thereof) beginning after the Closing Date.

Section 3.21.         Finders’ Fees. Except for J.P. Morgan Securities LLC (the fees and expenses of which will be paid in their entirety by Seller or one of its Affiliates with no further liability or obligation to any Company Entity), there is no investment banker, broker, finder or other intermediary which has been, directly or indirectly, retained by or is authorized to act on behalf of Seller or the Company who might be entitled to any brokerage fee, finder’s fee or similar fee or commission for which Buyer, its Affiliates or any Company Entity may be liable in connection with the Transactions.

Section 3.22.         Sufficiency of Assets. (a) Immediately following the Closing and after giving effect to the Transactions (including the Pre-Closing Reorganization), and assuming the receipt of all Authorizations contemplated by Sections 3.04, 4.03 and 4.04 or set forth in the corresponding sections of the Seller Disclosure Schedule, the rights, property and assets held by the Company Entities, together with the services provided to Buyer, its Affiliates, or the Company Entities under the Transition Services Agreement and the covenants in this Agreement (including performance by Seller of any obligations pursuant to Section 5.11 in respect of any Shared Contracts), will collectively constitute all the rights, properties and other assets necessary to conduct the Business in substantially the same manner as currently conducted by the Company Entities, Seller and Seller’s Affiliates, except as to (i) matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) services Buyer and Seller expressly agree to, or have expressly agreed to, in each case in writing, exclude from the schedules to the Transition Services Agreement, or (iii) services provided to the Company Entities by a Company Employee who Buyer has expressly agreed not to retain post-Closing; provided, that nothing in this Section 3.22 shall constitute a representation or warranty as to the adequacy of the amounts of Cash (or the availability of the same).

(b)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the tangible assets of the Company Entities (x) are in normal operating condition, ordinary wear and tear excepted, and (y) have been maintained in the Ordinary Course of Business and in accordance with applicable manufacturer guidelines and recommendations.

Section 3.23.         Sanctions and Anti-Corruption. (a) Since January 1, 2022, each Company Entity has complied with the U.S. Foreign Corrupt Practices Act of 1977, or all other applicable laws and regulations relating to anti-bribery or anti-corruption (the “Anti-Corruption Laws”), except as would not be expected to have a Material Adverse Effect.

(b)            Since January 1, 2022, except as would not be expected to have a Material Adverse Effect, each Company Entity has complied with (i) all laws and regulations concerning the importation of merchandise and other items (including technology, services, and software), including those administered by U.S. Customs and Border Protection, (ii) all laws and regulations concerning the exportation or re-exportation of items (including technology, services, and software), including those administered by the U.S. Department of Commerce or the U.S. Department of State, or (iii) any Sanctions (collectively, the “International Trade Laws”).

(c)            No Company Entity, and, to the knowledge of Seller, no director, officer or employee, of any of the Company Entities is a Person (i) with whom dealings are restricted or prohibited by, or are sanctionable under, any Sanctions (a “Sanctioned Person”) or (ii) located, organized or resident in a country or territory with which dealings are broadly restricted, prohibited, or made sanctionable under any Sanctions (a “Sanctioned Country”).

(d)            Except as would not be expected to have a Material Adverse Effect, since January 1, 2022, (i) no Company Entity has directly or indirectly conducted any business or engaged in any transactions with a Sanctioned Person or in any Sanctioned Country and (ii) each Company Entity has complied with Sanctions. To the knowledge of Seller, there is no investigation by, request for information from, or pending self-disclosure to, any Governmental Authority or any legal proceeding, in each case regarding any of the Company Entities’ actual or possible violation of any Anti-Corruption Laws or International Trade Laws.

(e)            Except as would not reasonably be expected to have a Material Adverse Effect, no Company Entity or, to the knowledge of Seller, any Person acting (or purportedly acting) for the benefit of any of the Company Entities has, directly or indirectly, within the preceding five years given or agreed to give any payment, gift or other item of value or similar benefit to any Person (including any foreign official, foreign political party, foreign political party official or candidate for foreign political office) who was, is or may be in a position to help or hinder any of the Company Entities that was for the purpose of obtaining or retaining any business or any other business advantage in violation of any Anti-Corruption Law or International Trade Laws.

Section 3.24.         Affiliate Transactions. Except (a) as otherwise set forth on Section 3.24 of the Seller Disclosure Schedule, (b) for any transactions, Contracts, arrangements or understandings between any Company Entity on the one hand and any director, manager, officer or employee on the other hand that pertain to employment arrangements in the Ordinary Course of Business and (c) this Agreement and the other Transaction Agreements, there are no transactions, Contracts, agreements, arrangements or understandings between any Company Entity on the one hand and any of Seller, its Affiliates (other than the Company Entities) or any of their respective directors, managers, officers, employees on the other hand.

Section 3.25.         Top Suppliers; Top Merchandisers; Products.

(a)            Section 3.25(a) of the Seller Disclosure Schedule sets forth a list of the Business’ ten largest suppliers or vendors, in each case determined by spend attributable to the Business (other than suppliers or vendors of goods, merchandise or inventory, in each case, intended for resale in discount retail store locations under the brand name “Family Dollar” or any Co-Branded Stores) for each of (x) the calendar year ended December 31, 2023, and (y) the calendar year ended December 31, 2024 (collectively, the “Top Suppliers”). Since January 1, 2023, there has been no termination or material reduction of the business relationship of the Company Entities, taken as a whole, with any Top Supplier. Since January 1, 2023, no Top Supplier has notified Seller in writing that it intends to, or has threatened in a writing to, terminate or materially reduce its business relationship with the Company Entities or materially increase or materially change in the pricing or other terms of its relationship with the Company Entities. Except as set forth on Section 3.25(a)(3) of the Seller Disclosure Schedule, no Company Entity, nor solely with respect to the Business, Seller or any of its Subsidiaries who materially participate in the conduct of the Business, are currently in any material dispute with a Top Supplier.

(b)            Section 3.25(b) of the Seller Disclosure Schedule sets forth a list of the Business’ ten largest suppliers or vendors, in each case determined by spend attributable to the Business, of goods, merchandise or inventory, in each case, intended for resale in discount retail store locations under the brand name “Family Dollar” or any Co-Branded Stores for each of (x) the calendar year ended December 31, 2023, and (y) the calendar year ended December 31, 2024 (collectively, the “Top Merchandisers”). Since January 1, 2023, there has been no termination or material reduction of the business relationship of the Company Entities, taken as a whole, with any Top Merchandiser. Since January 1, 2023, no Top Merchandiser has notified Seller in writing that it intends to, or has threatened in a writing to, terminate or materially reduce its business relationship with the Company Entities or materially increase or materially change in the pricing or other terms of its relationship with the Company Entities. Except as set forth on Section 3.25(b)(3) of the Seller Disclosure Schedule, no Company Entity, nor solely with respect to the Business, Seller or any of its Subsidiaries who materially participate in the conduct of the Business, are currently in any material dispute with a Top Merchandiser.

(c)            Since January 1, 2022, there has not been, and there is no pending or, to Seller’s knowledge, threatened recall or, to Seller’s knowledge, investigation of, or with respect to, any of the products developed, manufactured, commercialized by (x) the Business or (y) any of the Company Entities, in each case, required by the Consumer Product Safety Commission or any other Governmental Authority that, in each case, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect. Since January 1, 2022, neither Seller nor any Company Entity has received any written notice or, to Seller’s knowledge, other communication from any Governmental Authority of any actual or alleged violation of any Applicable Law governing product recalls, product safety, product defects, or the content of product materials or packaging and labeling of products developed, manufactured, commercialized by the Business or any of the Company Entities, that, in each case, individually or in the aggregate, is, or would reasonably be expected to have a Material Adverse Effect.

Section 3.26.         Insurance.

(a)            All material insurance policies or binders currently owned, held by or applicable to the Company Entities or the Business (the “Insurance Policies”) (i) are set forth in Section 3.26(a) of the Seller Disclosure Schedule, and (ii) in such amounts and against such risks in all material respects as is customary for the industries in which the Company Entities operate and as the management of the Business has in good faith determined to be reasonable and compliant in all material respects with Applicable Law. True and complete copies, in all material respects, of all such Insurance Policies have been made available to Buyer for review in the Data Room prior to the date hereof. Except as would not reasonably be expected to have a Material Adverse Effect, (i) all Insurance Policies maintained by or on behalf of the Company Entities or, solely to the extent related to the Business, by or on behalf of Seller or any of Seller’s other Affiliates are in full force and effect, all premiums and other payments due on such policies have been timely paid and all claims thereunder have been filed in a timely fashion, and (ii) neither Seller nor any Company Entity has received any written notice of cancellation or non-renewal of any Insurance Policy nor has the termination or non-renewal of any such policy or arrangement been threatened in writing.

(b)            Except as would not, individually or in the aggregate, be material to the Company Entities, as a whole, or to the Business, there have been no material claims made since January 1, 2023 relating to any Company Entity or to the Business under any Insurance Policy as to which coverage has been denied or disputed (except where there is a reservation of rights in the Ordinary Course of Business by the applicable insurance carrier).

Section 3.27.         No Additional Representations or Warranties. Seller is entering into this Agreement and agrees to consummate the Transactions without reliance upon any express or implied representations or warranties of any nature made by Buyer or any of its directors, officers, employees, unitholders, stockholders, partners, members, advisors or other representatives, except as specifically and expressly set forth in Article 4, any Transaction Agreement to which Buyer or Sponsor is a party or any certificate delivered by or on behalf of Buyer or Sponsor in connection with this Agreement or the Transactions. Except as expressly and specifically set forth in this Article 3 (as modified by the Seller Disclosure Schedule) or in any other Transaction Agreement to which Seller is or will be party or in any certificate expressly required to be delivered by Seller to Buyer under this Agreement, none of Seller, the Company Entities or any of their respective Affiliates, nor any of their respective directors, officers, employees, unitholders, stockholders, partners, members, advisors or other Representatives has made, or is making and shall not be construed as having made or making, any express or implied representation or warranty whatsoever to Buyer or any of its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information (including any projections on the future performance of the Company Entities) provided to Buyer or any of its Affiliates, or any of their respective directors, officers, employees, unitholders, stockholders, partners, members, advisors or other representatives. Further, Seller, the Company Entities and each of their respective Affiliates expressly disclaim any and all liability and responsibility for any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating or with respect to any financial information, financial projections, forecasts, budgets or any other document or information made available to Buyer or any other Person (including information in the Data Room or provided in any formal or informal management presentation), except for the representations and warranties provided by the Company in this Article 3 (including the Seller Disclosure Schedule) any other Transaction Agreement or any certificate expressly required to be delivered by Seller to Buyer under this Agreement. EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED BY THE COMPANY OR SELLER IN THIS ARTICLE 3 (INCLUDING THE SELLER DISCLOSURE SCHEDULE) or in any other Transaction Agreement to which Seller is or will be party or in any certificate expressly required to be delivered by Seller to Buyer under this Agreement, NONE OF SELLER, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES TO BUYER OR ANY OF ITS AFFILIATES, ORAL OR WRITTEN, EXPRESS OR IMPLIED, WITH RESPECT TO THE COMPANY, ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE BUSINESSES, OPERATIONS, PROPERTIES, LIABILITIES OR OBLIGATIONS, WHETHER ARISING BY STATUTE OR OTHERWISE IN LAW, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE.

Article 4
Representations and Warranties of Buyer

Buyer represents and warrants to Seller as follows:

Section 4.01.         Existence and Power. Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all organizational powers required to carry on its business as now conducted. Buyer is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be in good standing would not reasonably be expected, individually or in the aggregate, to materially impair or delay Buyer’s ability to perform or comply with its obligations under this Agreement or any other Transaction Agreement or consummate the Transactions.

Section 4.02.         Authorization. (a) The execution, delivery and performance by Buyer of this Agreement and each other Transaction Agreement to which it is a party and the consummation of the Transactions are within the organizational powers of Buyer and have been, or will be prior to their execution and delivery, performance or the consummation of the Transactions, as applicable, duly authorized by all necessary organizational action on the part of Buyer. The execution and delivery by any Affiliate of Buyer of, and performance by such Affiliate of its respective obligations under, any other Transaction Agreement to which such Affiliate is a party and the consummation of the Transactions contemplated thereby are within the corporate or other powers of such Affiliate and have been, or will be prior to their execution and delivery, performance or the consummation of the Transactions, as applicable, duly authorized by all necessary corporate or other action on the part of such Affiliate.

(b)            This Agreement constitutes a valid, binding and enforceable agreement of Buyer and each other Transaction Agreement to which Buyer is a party, when executed and delivered by Buyer, will constitute a valid, binding and enforceable agreement of Buyer, subject, in the case of enforceability, to the Enforceability Exception. Assuming due and valid execution by the other parties thereto, each other Transaction Agreement to which any Affiliate of Buyer is a party, when executed and delivered by such Affiliate, will constitute a valid, binding and enforceable agreement of Buyer, subject, in the case of enforceability, to the Enforceability Exception.

Section 4.03.         Governmental Authorization. Assuming receipt of any Authorizations from, and making of any filing, application, notification, registration or other declaration, to any Governmental Authority, in each case, set forth on Section 4.03 of the Seller Disclosure Schedule, the execution and delivery of this Agreement and each other Transaction Agreement to which Buyer is or will be a party by Buyer and performance by Buyer of this Agreement and each other Transaction Agreement to which Buyer is, or will be, a party by Buyer will not require any Authorization from, or making of any filing, application, notification, registration or other declaration with or to, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act; (b) receipt of Authorizations from, and making of any filing, application, notification, registration or other declaration with or to, the Governmental Authorities set forth on Section 4.04 of the Seller Disclosure Schedule; and (c) Authorizations, filings, applications, notifications, registrations or other declarations, the absence of which would not reasonably be expected, individually or in the aggregate, to materially impair or delay Buyer’s ability to perform or comply with its obligations under this Agreement or any other Transaction Agreement to which Buyer is or will be a party or consummate the Transactions.

Section 4.04.         Non-Contravention. The execution, delivery and performance by Buyer of this Agreement and each other Transaction Agreement to which Buyer is, or will be, a party, and the consummation of the Transactions do not and will not (a) materially conflict with, violate, breach or result in any default of the organizational documents of Buyer; (b) assuming compliance with the matters referred to in Section 4.03, conflict with or violate any Applicable Law, require any Authorization from, or filing, application, notification, registration or other declaration to be made to, any Person under, breach, conflict with, violate constitute a default under (with or without notice or lapse of time or both), or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any material agreement or other material instrument binding upon Buyer or (c) result in the creation or imposition of any Lien on any asset, property or other interest of Buyer, except for any Permitted Liens and with such exceptions, in the case of clauses (b) and (c), as would not reasonably be expected, individually or in the aggregate, to materially impair or delay Buyer’s ability to perform or comply with its obligations under this Agreement or any other Transaction Agreement to which Buyer is, or will be, a party or consummate the Transactions.

Section 4.05.         No Prior Operations; Capitalization. Buyer is a newly formed entity that was formed specifically in connection with the Transactions and, except in connection with the Transactions, has not conducted any operations, owned an interest in any assets (including any ownership interest in any other Person), incurred any liabilities of any nature or become party to any agreements. As of the date hereof, Brigade FD Holdings LLC is the direct or indirect beneficial owner of 100% of the outstanding ownership interests of Buyer.

Section 4.06.         No Impediments. Neither Buyer nor any of its Affiliates, directly or indirectly, has been engaged in, or has held or currently holds, any investment or ownership interest in (or option to acquire any rights to), or has been or is currently a party to, any Contract in respect of any actual or proposed investment or ownership interest in, or has been or is otherwise involved in the management, control, or operation of any Person that would reasonably be expected to impede or delay the expiration or termination of the waiting period under the HSR Act or any other applicable Antitrust Laws, in each case, other than this Agreement or the other Transaction Agreements.

Section 4.07.         Financing. (a) Buyer has delivered to Seller prior to the date hereof true and complete copies of (i) a fully executed commitment letter, dated as of the date hereof, by and among Buyer and the Debt Financing Sources party thereto, including all annexes, exhibits, schedules and other attachments thereto and all executed fee letters associated therewith (other than the fees set forth therein, pricing terms, pricing caps, and other terms that are customarily redacted in connection with transactions of this type, which have been redacted) (as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.17, collectively, the “Debt Commitment Letter”) pursuant to which the Debt Financing Sources have committed, on the terms and subject to the conditions set forth therein, to provide Buyer with debt financing in the amounts set forth therein in connection with the Transactions (the “Debt Financing”) and (ii) a fully executed commitment letter, including all annexes, exhibits, schedules and other attachments thereto (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Financing Commitment Letters”), dated as of the date hereof, by and between Sponsor and Buyer, pursuant to which Sponsor has committed to provide equity financing in the amount and on the terms and subject to the conditions set forth therein in connection with the Transactions (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides, and will continue to provide, that Seller is a third-party beneficiary thereto with respect to the provisions specified therein.

(b)            As of the date hereof, (i) the Debt Commitment Letter is in full force and effect and constitutes a valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto, (ii) the Equity Commitment Letter is in full force and effect and constitutes a valid and binding obligation of Buyer and the other parties thereto and (iii) assuming due and valid execution by each other party thereto, each of the Financing Commitment Letters is enforceable against Buyer and, to the knowledge of the Buyer, the other parties thereto in accordance with its terms, subject to the Enforceability Exception. As of the date hereof, no Financing Commitment Letter has been amended or modified in any respect, and no provisions or rights thereunder have been waived by Buyer and, to the knowledge of Buyer, the respective commitments contained therein have not been withdrawn or rescinded, nor is any such amendment, modification, withdrawal or rescission currently contemplated by Buyer, or, to the knowledge of Buyer, any other party thereto, which would result in the amount of the Financing being less than the Required Amount. Assuming the satisfaction of the conditions set forth in Article 8, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach under (i) the Debt Commitment Letter on the part of Buyer or, to the knowledge of Buyer, any other party thereto, or (ii) the Equity Commitment Letter on the part of Buyer or any other party thereto. There are no conditions precedent or other contractual contingencies related to the funding of the Financing on the Closing Date, other than the conditions precedent expressly set forth in the Financing Commitment Letters, and Buyer has no reason to believe that, as of the date of this Agreement and subject to the satisfaction or waiver of the conditions in Article 8, (i) it or, to the knowledge of Buyer, any other party thereto will not be able to satisfy on a timely basis any term or condition of the Financing Commitment Letters required to be satisfied by such Person on or prior to the Closing Date in accordance with such Financing Commitment Letter, including any condition to the closing of the Financing, or (ii) the Financing will not be made available to Buyer at or prior to Closing in at least the Required Amount. As of the date hereof, other than as contemplated by the Financing Commitment Letters and delivered to Seller on or prior to the date of this Agreement, there are no side letters or other contracts or arrangements relating to the Debt Financing. The aggregate proceeds of the Financing (both before and after giving effect to the exercise of any or all “market flex” provisions related thereto) will be in an amount sufficient to (1) consummate the Closing upon the terms contemplated by this Agreement, (2) pay all other amounts payable by Buyer in connection with the consummation of the Transactions required to be paid by Buyer on or prior to the Closing Date and (3) satisfy all other payment obligations under this Agreement that may arise in connection with, or may be required in order to consummate, the transactions contemplated by this Agreement on the Closing Date (collectively, the “Required Amount”). Buyer has fully paid, caused to be paid, or concurrently with the Closing, shall pay or cause to be paid, any and all commitment fees and any and all other fees and expenses, in each case as are required to be paid pursuant to the terms of the Financing Commitment Letters on or prior to the Closing Date.

(c)            Buyer acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, the consummation of the Financing shall not be a condition to any obligations of Buyer hereunder, including the obligation to consummate the Transactions.

Section 4.08.         Solvency. Buyer is not entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors of Buyer or its Affiliates (including the Company Entities). At and immediately after the Closing, and after giving effect to the Transactions, assuming (x) the representations and warranties of Seller expressly and specifically set forth in Article 3 or in any certificate or instrument required to be delivered by Seller to Buyer pursuant to this Agreement are true, complete and correct in all material respects, and (y) the covenants, obligations and other agreements expressly required by this Agreement to be performed, or complied with, by Seller at or prior to the Closing have been performed and complied with in all material respects, Buyer and its Subsidiaries (including the Company Entities), taken as a whole, will be Solvent. For purposes of this Agreement, the term “Solvent”, when used with respect to any Person, shall mean that, as of any date of determination, such Person shall (a) have property with fair value greater than the total amount of its liabilities, subordinated, contingent or otherwise (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability), (b) have assets with present fair salable value not less than the amount that will be required to pay its liability on its debts as they become absolute and matured, (c) be able to pay its liabilities, subordinated, contingent or otherwise, as they become absolute and matured and (d) not be engaged in business or a transaction, and not be about to engage in a business or transaction, for which it has unreasonably small capital.

Section 4.09.         Limited Guarantee. Concurrently with the execution of this Agreement, Sponsor has delivered to Seller a duly executed Limited Guarantee. Sponsor is a limited partnership duly organized, validly existing and in good standing under the laws of the state of Delaware and has all organizational powers required to carry on its business as now conducted. The execution, delivery and performance by Sponsor of the Limited Guarantee, and the consummation of the Transactions, are within the organizational powers of Sponsor and have been duly authorized by all necessary organizational action on the part of Sponsor and its governing body. The Limited Guarantee is in full force and effect and constitutes a valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with its terms, subject to the Enforceability Exception. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Sponsor under such Limited Guarantee.

Section 4.10.         Purchase for Investment. Buyer is purchasing the Purchased Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Interests and is capable of bearing the economic risks of such investment.

Section 4.11.         Litigation. As of the date of this Agreement, Buyer is not a claimant or defendant in or otherwise a party to any litigation, arbitration or administrative proceedings concerning its business, which are in progress or, to Buyer’s knowledge, threatened or pending by or against or concerning its business that would reasonably be expected, individually or in the aggregate, to materially impair Buyer’s ability to perform or comply with its obligations under this Agreement or the other Transaction Agreements or consummate the Transactions.

Section 4.12.         Finders’ Fees. Except for Jefferies LLC (the fees and expenses of which will be borne in full by Buyer), there is no investment banker, broker, finder or other intermediary that has been, directly or indirectly, retained by or is authorized to act on behalf of Buyer who might be entitled to any brokerage fee, finder’s fee or similar fee or commission for which Seller or its Affiliates may be liable in connection with the Transactions as a result of any arrangement made by or on behalf of Buyer.

Section 4.13.         Inspections; No Other Representations.

(a)            Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of businesses such as its acquisition of the Purchased Interests as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges that Seller has given Buyer sufficient access to the employees, documents and facilities of the Company Entities. Buyer has undertaken prior to the date hereof all investigations and inquiries and has requested all documents and information as it deems necessary in connection with entry into this Agreement and the consummation of the Transactions. Buyer agrees to accept the Purchased Interests, the Business and the operations of the Company Entities in the condition they are in on the Closing Date based upon its own inspection, examination and determination with respect thereto as to all matters and without reliance upon any express or implied representations or warranties of any nature made by Seller or any of the Company Entities or any of their respective directors, officers, employees, unitholders, stockholders, partners, members, advisors or other representatives, except as specifically and expressly set forth in Article 3 (as qualified by the Seller Disclosure Schedule) or any certificate delivered by or on behalf of Seller in connection with this Agreement.

(b)            Without limiting the generality of the foregoing, Buyer acknowledges that, other than the express representations or warranties set forth in Article 3 (as qualified by the Seller Disclosure Schedule) or any certificate delivered by or on behalf of Seller in connection with this Agreement, none of Seller, the Company Entities or any of their respective Affiliates makes any representation or warranty with respect to (i) any projections, estimates, forecasts, or budgets delivered to or made available to Buyer of future operations, future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company Entities or the Business, or (ii) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Company Entities or the Business.

(c)            Buyer is entering into this Agreement and agrees to consummate the Transactions without reliance upon any express or implied representations or warranties of any nature made by Seller or any of its directors, officers, employees, unitholders, stockholders, partners, members, advisors or other representatives, except as specifically and expressly set forth in Article 3, any Transaction Agreement to which Seller is a party, or any certificate delivered by or on behalf of Seller in connection with this Agreement or the Transactions. Except as expressly and specifically set forth in this Article 4 or in any other Transaction Agreement to which Buyer is or will be party or in any certificate expressly required to be delivered by Buyer to Seller under this Agreement, none of Buyer or any of its Affiliates, nor any of its and their respective directors, officers, employees, unitholders, stockholders, partners, members, advisors or other Representatives has made, or is making and shall not be construed as having made or making, any express or implied representation or warranty whatsoever to Seller or any of its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Seller or any of its Affiliates, or any of their respective directors, officers, employees, unitholders, stockholders, partners, members, advisors or other representatives. Further, Buyer and each of its Affiliates expressly disclaim any and all liability and responsibility for any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating or with respect to any financial information, financial projections, forecasts, budgets or any other document or information made available to Seller or any other Person, except for the representations and warranties provided by Buyer in this Article 4 (including the Seller Disclosure Schedule) any other Transaction Agreement or any certificate expressly required to be delivered by Buyer to Seller under this Agreement. EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED BY BUYER IN THIS ARTICLE 4 (INCLUDING THE SELLER DISCLOSURE SCHEDULE) OR IN ANY OTHER TRANSACTION AGREEMENT TO WHICH BUYER IS OR WILL BE PARTY OR IN ANY CERTIFICATE EXPRESSLY REQUIRED TO BE DELIVERED BY BUYER TO SELLER UNDER THIS AGREEMENT, NEITHER BUYER NOR ANY OF ITS AFFILIATES MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES TO SELLER OR ANY OF ITS AFFILIATES, ORAL OR WRITTEN, EXPRESS OR IMPLIED, WITH RESPECT TO BUYER, SPONSOR, THE DEBT FINANCING SOURCES, BUYER’S OTHER AFFILIATES OR ANY OF THEIR RESPECTIVE BUSINESSES, OPERATIONS, PROPERTIES, LIABILITIES OR OBLIGATIONS, WHETHER ARISING BY STATUTE OR OTHERWISE IN LAW, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE.

Article 5
Covenants

Section 5.01.         Pre-Closing Obligations. (a) From the date of this Agreement until the Closing Date, except (i) as otherwise expressly contemplated, permitted or required by this Agreement or the other Transaction Agreements (including, for the avoidance of doubt, to effectuate the Pre-Closing Reorganization (in accordance with Annex A)), (ii) as required by Applicable Law, (iii) as set forth in Section 5.01 of the Seller Disclosure Schedule, (iv) in connection with any Buyer-Approved Transaction, or (v) with the prior written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed), Seller shall use reasonable best efforts to, and to cause (1) the Company Entities to and (2) solely with respect to the Business, any other Subsidiaries of Seller involved in the conduct or operation of the Business to, (A) conduct the Business in the Ordinary Course of Business, and (B) comply with all Applicable Laws in all material respects; provided, that (x) no action by any Company Entity with respect to matters expressly permitted by an exception to a subclause of Section 5.01(b) will be deemed a breach of this Section 5.01(a) (unless such action constitutes a breach of another subclause of Section 5.01(b) for which no applicable exception to such other subclause is available), and (y) the Company Entities’ failure to take any action expressly prohibited by Section 5.01(b) will not in and of itself be deemed to be a breach of this Section 5.01(a).

(b)            Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except (i) as otherwise expressly contemplated, permitted or required by this Agreement or the other Transaction Agreements (including, for the avoidance of doubt, to effectuate the Pre-Closing Reorganization (in accordance with Annex A)), (ii) as required by Applicable Law, (iii) as set forth in Section 5.01 of the Seller Disclosure Schedule or (iv) with the prior written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed), Seller (x) shall cause the Company Entities not to and (y) shall not, and shall cause each other Subsidiary of Seller involved in the conduct and operation of the Business (in each case under this subclause (y), solely with respect to the Business) not to:

(i)            amend (whether by merger, consolidation or otherwise) the certificate of formation, certificate of incorporation, by-laws, memorandum, articles of association, operating agreement or any other comparable organizational document of any Company Entity;

(ii)            (A) adjust, split, subdivide, combine or reclassify any Equity Interest in a Company Entity or (B) declare, set aside, make or pay any dividend or other distribution, other than, prior to the Reference Time, (x) cash dividends or other cash distributions by the Company (or any of its direct or indirect wholly-owned Subsidiaries) to Seller (unless such cash dividends or other cash distributions would result in the Company Entities having Cash in an amount that is less than the Minimum Cash Threshold), or (y) as may facilitate the settlement or elimination of intercompany accounts between the Company Entities, on the one hand, and Seller and any of its Affiliates, on the other hand, in accordance with Section 5.09; provided, that, the foregoing shall not permit cash dividends or distributions of any Restricted Cash;

(iii)            commit to make any capital expenditures (other than maintenance capital expenditures and purchases of office equipment in the Ordinary Course of Business) that Buyer or the Company Entities would be liable for following Closing, other than (x) commitments included in the Capex Schedule, and (y) unbudgeted capital expenditure commitments not to exceed $100,000 individually or $500,000 in the aggregate;

(iv)            issue, transfer, sell, pledge, grant, license, encumber or otherwise dispose of (whether by merger, consolidation, disposition of Equity Interests or otherwise), directly or indirectly, any Equity Interest of any Company Entity;

(v)             redeem, purchase or otherwise acquire (directly or indirectly) any Equity Interest in any Company Entity;

(vi)            other than acquisitions of Owned Real Property or Leased Real Property (which are addressed by Section 5.01(b)(xix) of this Agreement), acquire (whether by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets of (or any material portion of assets constituting any business of or line of business of), or any Equity Interests in, any Person (other than Equity Interests in a Company Entity which such acquisitions will be subject to Section 5.01(b)(v)) involving payments made by any Company Entity that exceeds $500,000 individually or $2,000,000 in the aggregate;

(vii)           other than with respect to any Owned Real Property or Leased Real Property (which are addressed by Section 5.01(b)(xix) of this Agreement), sell, transfer, license or otherwise dispose of (whether by merger, consolidation, disposition of stock or assets, abandonment or otherwise), directly or indirectly, any material assets of the Business or of the Company Entities (including material Company Intellectual Property Rights and any other material asset contemplated by Annex A hereto to be transferred to the Company Entities as part of the Pre-Closing Reorganization), other than (A) the sale of inventory or non-exclusive licenses of Intellectual Property Rights, in each case, in the Ordinary Course of Business, or (B) the sale or disposition of assets that are obsolete or no longer used by the Business in the Ordinary Course of Business.

(viii)          make any loans, advances or capital contributions to, or material investments in, any other Person, in excess of $500,000 individually and $2,000,000 in the aggregate other than loans, advances or capital contributions to, or investments in, any of the Company Entities;

(ix)            mortgage, pledge, create, incur or suffer to exist any Lien (other than any Permitted Lien) on any Equity Interest in any Company Entity, any material asset of any Company Entity or any material asset used in the operation of the Business, in each case, that (A) that secures any obligations of any Person other than the Company Entities or with respect to the Business, or (B) that secures obligations of the Company Entities or with respect to the Business in an amount exceeding, individually or in the aggregate, $2,000,000;

(x)             create, incur, assume, guarantee or otherwise become liable for any additional indebtedness for borrowed money or issue or sell any debt securities of any Company Entity or calls, options, warrants or other rights to acquire any debt securities of any Company Entity (directly, contingently or otherwise), except for (x) any Indebtedness for borrowed money among the Company and its wholly-owned Subsidiaries, (y) Indebtedness for borrowed money in an amount not to exceed $500,000, individually or $2,000,000 in the aggregate or (z) additional Indebtedness for borrowed money created, incurred, assumed, guaranteed or that the Company Entities or the Business would otherwise become liable for, in the case of clause (z) in accordance with the Store Opening and Closure Plan;

(xi)            other than as required by the terms of any Employee Benefit Plan in effect as of the date hereof or adopted or entered into after the date hereof as permitted by this Agreement or Applicable Law, (A) increase the compensation of any Company Employee, other than an increase of base salary or wage rate (and any corresponding proportionate increase in bonus) in the Ordinary Course of Business for any Company Employee; provided, that any such increase may not exceed 5% for any Company Employee with a title at or above Vice President and 3% in the aggregate for all Company Employees, (B) grant or provide any new severance, change of control, retention or termination pay or benefits to any Company Employee, (C) establish, adopt or amend any collective bargaining agreement or (D) establish, adopt, enter into or amend any Employee Benefit Plan or any other benefit or compensation plan, policy, program, Contract, agreement or arrangement that would be an Employee Benefit Plan if in effect on the date hereof, other than with respect to any broad-based Seller Benefit Plan that is not targeted at Company Employees;

(xii)           except as may be required by a Collective Bargaining Agreement or any Employee Benefit Plan in effect as of the date hereof or adopted or entered into after the date hereof as permitted by this Agreement or Applicable Law, (1) hire or engage any person to be a service provider to the Company Entities, except (x) in the Ordinary Course of Business for any such individual with a title below the level of Vice President, (y) to fill a position that is open as of the date hereof or (z) to replace a Company Employee whose employment is terminated in the Ordinary Course of Business (by reason of involuntary termination, voluntary resignation or otherwise) prior to the Closing, or (2) implement employee layoffs or reductions in force that would trigger the Worker Adjustment and Retraining Notification Act of 1988 or any similar Laws or terminate the employment or engagement of any service provider with a title of Vice President or above, other than for cause, poor performance, unethical or inappropriate behavior (in each case, as determined in accordance with past practice);

(xiii)          except for (x) renewals and extensions on substantially similar terms as those in effect as of the date hereof or in the Ordinary Course of Business, (y) any automatic renewal or automatic termination of a Material Contract or a material Permit in accordance with the terms thereof, or (z) any Material Contract in accordance with the Store Opening and Closure Plan, (A)(I) materially or adversely amend, renew, extend, modify, let lapse or voluntarily terminate any Material Contract or any material Permit or (II) waive any material right under any Material Contract, or (B) enter into any new Contract that would have been a Material Contract under clause (iii), (vii), (viii), (x), (xi), (xii) (other than in respect of any matter contemplated by (xvii) of this Section 5.01(b)), or (xviii) of the definition thereof or any other clause of such definition if such Contract provides for annual payments by the Company Entities in excess of $1,500,000;

(xiv)          except with respect to any Tax actions, Taxes or Tax Returns of the Seller Tax Group, (A) make, change or revoke any material Tax election or method of accounting for Tax purposes, (B) settle or compromise any material Tax claim or liability, (C) change any annual accounting period for Tax purposes, (D) surrender any claim for a refund of a material amount of Taxes, (E) file any amended material Tax Return, (F) enter into any closing agreement or (G)  waive or extend the statute of limitations in respect of any material amount of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business);

(xv)           make any change to the Company’s methods of financial accounting, except as required by changes in GAAP or other Applicable Law;

(xvi)          waive or release any material claims against third parties owing in favor of any Company Entity, or otherwise owing in favor of Seller or any of its Subsidiaries (other than the Company Entities) to the extent that the underlying claim (or portion thereof) relates to the Business, for an amount in excess of $500,000 individually or $2,000,000 in the aggregate (it being understood that claims contemplated by this clause (xvi) shall in no event include any claim, suit, action, litigation, arbitration, mediation, complaint, petition, demand, dispute resolution, proceeding, hearing, audit, examination or investigation, each of which shall be subject to clause (xvii) below and not this clause (xvi));

(xvii)         settle, compromise or permit any Company Entity to settle or compromise, any pending or threatened claim, suit, action, litigation, arbitration, mediation, complaint, petition, demand, dispute resolution, proceeding, hearing, audit, examination or investigation brought by any third party either (x) against a Company Entity or (y) otherwise against Seller or any of its Subsidiaries (other than the Company Entities) to the extent that the underlying allegations (or a portion of the underlying allegations) therein relate to the Business, except for any such claim, suit, action, litigation, arbitration, mediation, complaint, petition, demand, dispute resolution, proceeding, hearing, audit, examination or investigation that (A) involves a monetary Damages payable to a third party in an amount that either (I) does not exceed $2,000,000 individually or $15,000,000 in the aggregate, in each case net of insurance or self-insurance proceeds actually received by the Company Entities or the Business prior to Closing in respect of such claim or claims; or (II) involves monetary Damages payable to a third party in an amount that is fully covered under any insurance policy of Seller or the Company Entities or is equal to or less than the amount of reserves reflected on the Financial Statements in respect of such matter, (B) does not involve any injunctive or equitable relief or impose non-monetary restrictions on the Business or operations of the Company Entities or any of their Affiliates (other than customary confidentiality obligations and other customary obligations attendant to monetary settlements, in each case, that do not, and would not reasonably be expected to, impose any material restriction on the Business or any Company Entity), (C) does not involve any admission of any wrongdoing or admission of any violation of Applicable Law by any Company Entity, or (D) includes a full release of the Company Entities;

(xviii)        adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization with respect to any Company Entity or otherwise alter the corporate structure of any Company Entity;

(xix)           (a) acquire or dispose of any material real property, Material Owned Real Property or Material Leased Real Property (in each case, whether by merger, consolidation, acquisition or disposition (as applicable) of assets or stock, or otherwise), (b) grant any Lien on any Owned Real Property or Leased Real Property (other than Permitted Liens) or (c) materially amend, waive or voluntarily terminate any Real Property Lease, or extend or fail to exercise any renewal option under any Real Property Lease, in each case other than in accordance with the Store Opening and Closure Plan and, in the case of clause (c), on substantially similar terms as those in effect as of the date hereof, taking into account market adjustments;

(xx)            make any change in the cash management practices of the Company Entities and the Business with respect to the collection of accounts receivable and payment of accounts payables, except as required by changes in GAAP or Applicable Law; or

(xxi)           agree to do, announce any intention to do, approve, authorize or commit to do, or enter into any Contract committing or agreeing to do, any of the actions described in the preceding clauses (i) through (xx);

provided that, notwithstanding anything to the contrary contained herein:

(A)            nothing in this Agreement shall restrict Seller, any Company Entity or any of their respective Affiliates from, prior to the Reference Time, (1) distributing or dividending Cash of any Company Entity or the Business on hand or at banks (excluding, for the avoidance of doubt, any Restricted Cash) so long as (x) such dividends or store-level distributions do not result in the Company Entities, as a whole, having an amount of Cash less than the Minimum Cash Threshold as of the Closing and (y) such store-level distributions of Cash do not result in any individual discount retail store under the brand name Family Dollar or any Co-Branded Store having, at the time of Closing, an amount of Cash held in store registers or otherwise physically located on the premises of such discount retail store operating under the brand name Family Dollar or such Co-Branded Store, as applicable, in an amount less than the amount required to continue to operate in the Ordinary Course of Business, (2) to repay or settle any indebtedness for borrowed money or other obligations of any Company Entity or the Business of the types referred to in the definition of “Closing Indebtedness”, (3) subject to Section 5.09, to settle or otherwise eliminate balances and terminate agreements between Seller or any of Affiliate of any Seller, on the one hand, and any Company Entity, on the other hand, (4) undertake a change of control of Seller (whether by virtue of a merger, acquisition, consolidation or other similar transaction), (5) to (x) amend or terminate any lease of real property for any Dark Store, (y) remove any Dark Store from any master lease agreement under which it is leased as of the date hereof, or (z) settle or otherwise eliminate balances related to any lease of real property for any Dark Store, in the case of each (x) and (y), so long as, (aa) neither Buyer nor any Company Entity has any further liability with respect to such lease or balance, following such action and (bb) no such amendment, termination, settlement or elimination shall extend the term of, increase the obligations or liabilities of any Company Entity under, decrease the rights of any Company Entity to terminate or assign, or sublease or license, use or operate, not use or operate, or alter property demised under, or otherwise adversely affect (except to a de minimis extent) the ability of any Company Entity to restructure, reposition or dispose of its interest in or any property demised under, any such lease in respect of any period from and after the Closing Date, (6) to (x) terminate any lease of real property or (y) enter into any lease of real property for any discount retail store or Co-Branded Store in accordance with the Store Opening and Closure Plan or (7) otherwise comply with or give effect to the provisions of this Agreement and the other Transaction Agreements (including, for the avoidance of doubt, to effectuate the Pre-Closing Reorganization in accordance with Annex A); and

(B)            the parties acknowledge and agree that an e-mail from one or more of the following individuals (or such other persons as Buyer may specify by notice to the Company) specifically referencing this Section 5.01(b) and expressly granting consent shall constitute a valid form of consent of Buyer to the specific action for which Buyer’s consent is requested pursuant to the applicable subsection of this Section 5.01(b): Matt Perkal or Jonathan Duskin.

(c)            Nothing contained in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct the Company Entities’ or the Business’ operations, in each case, prior to the Closing. Prior to the Closing, and without limiting or modifying any of the restrictions in this Section 5.01, Seller shall, and shall cause the Company Entities to, exercise, consistent with the terms and conditions of this Agreement and subject to any rights of Seller, complete control and supervision over the Business and their respective operations.

(d)            Prior to the Closing, Buyer shall not, and shall cause its Affiliates (which, for the avoidance of doubt, for purposes of this Section 5.01(d), shall not include any Buyer Portco) not to, directly or indirectly, (including by merger, consolidation or otherwise) acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any business, Person or division or part thereof, or any securities or collection of assets, including entering into (or agreeing to enter into) any letter of intent, agreement in principle or definitive agreement for the acquisition, purchase, lease or license thereof that would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consent, authorization, order and approval of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period under the HSR Act or any other applicable Antitrust Law, (ii) materially increase the risk of any Governmental Authority entering an order to prevent, prohibit, restrict or delay the consummation of the Transactions, (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise, or (iv) prevent, prohibit, materially restrict or materially delay the satisfaction of the conditions set forth in Article 8 of this Agreement or the consummation of the Transactions.

Section 5.02.         Certain Filings. Seller and Buyer shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the Transactions and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 5.03.         Reasonable Best Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, Seller and Buyer shall use their respective reasonable best efforts to take, or cause to be taken (including by their respective Affiliates), all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Transactions as promptly as possible, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) using reasonable best efforts in connection with obtaining as promptly as practicable and maintaining all approvals, consents, registrations, Permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the Transactions (it being understood that all filing fees incurred in connection with the foregoing shall be borne by Buyer, and Seller shall not be required to grant any accommodation to any third party).

(b)            In furtherance and not in limitation of the foregoing, each of Seller and Buyer shall (i) execute and deliver such documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable in order to consummate or implement the Transactions, and (ii) make, or cause to be made, all required filings pursuant to applicable Antitrust Laws set forth on Section 5.03(b) to the Seller Disclosure Schedule and an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within 25 Business Days after the date hereof or as the parties may otherwise agree in writing.

(c)            Each of Seller and Buyer shall (w) not withdraw or refile any filing or extend any waiting period under the HSR Act or enter into any agreement with any Governmental Authority to delay the consummation of the Transactions, except with the prior written consent of the other parties to this Agreement (which consent shall not be unreasonably withheld, conditioned, or delayed), (x) respond as promptly as practicable to any inquiries and requests received from any Governmental Authority in connection with antitrust matters, including for additional information or documentary material, (y) if any request for additional information and documents, including a “second request” under the HSR Act, is received from any Governmental Authority, then substantially comply with any such request at the earliest practicable date, and (z) use its reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable following the date of this Agreement. Each party hereto shall (i) promptly notify the other parties of any substantive communication to that party from any Governmental Authority, and, subject to Applicable Law, permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed written communication to any Governmental Authority, (ii) promptly furnish the other parties with copies of all correspondence, filings and written communications between it and its Representatives, on the one hand, and such Governmental Authority, on the other hand, with respect to this Agreement and the Transactions, (iii) not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filing, investigation or inquiry concerning any competition or antitrust matters in connection with this Agreement or the Transactions unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate therein, and (iv) furnish the other parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Authority or members of their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with this Agreement. Any materials exchanged in connection with this Section 5.03(b) may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning valuation or other competitively sensitive material, and the parties may, as they deem advisable and necessary, designate any materials provided to the other under this Section 5.03(b) as “outside counsel only.” Buyer shall be responsible for paying all filing fees under the HSR Act and any other Applicable Laws relating to antitrust or competition with respect to the Transactions.

(d)            In furtherance and not in limitation of the foregoing, subject to Section 5.03(g), Buyer shall, and shall cause its controlled Affiliates to, take any and all steps necessary or appropriate to (i) resolve, avoid or eliminate each any every impediment or objection, if any, that may be asserted with respect to the Transactions under any Antitrust Law, so as to enable the consummation of the Transactions to occur as soon as reasonably possible (and in any event prior to the End Date), and (ii) avoid the entry of, effect the dissolution of, or have vacated, lifted, reversed, overturned or terminated, any Order (whether temporary, preliminary or permanent) that would prevent, prohibit, restrict or delay the consummation of the Transactions, so as to enable the consummation of the Transactions to occur as soon as reasonably possible (and in any event prior to the End Date). Without limiting the foregoing, subject to Section 5.03(e) and Section 5.03(g), Buyer shall, and shall cause its controlled Affiliates to, (i) enter into any settlement, undertaking, consent decree, stipulation or agreement required by any Governmental Authority in connection with the Transactions, (ii) propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divesture, disposition or license of businesses, product lines or assets of Buyer, any of its controlled Affiliates or any of the Company Entities, (iii) terminate existing relationships, contractual rights or obligations of Buyer or its controlled Affiliates including those of any Company Entity, and (iv) otherwise take, or commit to take, actions that after the Closing Date would limit Buyer’s or its controlled Affiliates’ including any Company Entity’s freedom of action with respect to, or its ability to retain or exercise rights of ownership or control with respect to, one or more of the businesses, product lines or assets of Buyer or its controlled Affiliates (including any Company Entity) (each of the foregoing described in any of clauses (i) through (iv), a “Regulatory Concession”).

(e)            If requested by Buyer, the Company shall agree to any Regulatory Concession; provided that (i) none of Seller or its Affiliates shall be required to make or agree to any Regulatory Concession and (ii) none of Buyer, its Affiliates, the Company nor any of its Subsidiaries shall be required to make or agree to any Regulatory Concession that is not conditioned upon consummation of the Closing. In addition, subject to Section 5.03(g), Buyer shall, and shall cause its Affiliates to, defend through litigation, suit or proceeding (including by appeal if necessary) on the merits any claim asserted in court by any Person in order to avoid entry of, effect the dissolution of, or have vacated, lifted, reversed, overturned or terminated, any Order (whether temporary, preliminary or permanent) that would prevent, prohibit, restrict or materially delay the consummation of the Transactions, including by pursuing all available avenues of administrative and judicial appeal and all available legislative action. In furtherance of the foregoing, subject to Section 5.03(g), Buyer shall negotiate in good faith with all applicable Governmental Authorities to enter into any requisite definitive agreements in connection with any of the foregoing as promptly as reasonably practicable and in any event within 30 days following Buyer’s receipt of any request for additional information and documentary material from the U.S. Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice or the commencement of any second phase investigation by any such Governmental Authority.

(f)             Without limiting Buyer’s other obligations under this Section 5.03, Buyer shall be entitled to direct the defense of this Agreement and the Transactions before any Governmental Authority and take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Authorities regarding (i) the expiration or termination of any applicable waiting period relating to the Transactions under the HSR Act, or (ii) obtaining any consent, approval, waiver, clearance, authorization or permission from a Governmental Authority, so long as Buyer uses reasonable best efforts (to the extent reasonably practicable) to consult (A) in advance with the Company and in good faith takes the Company’s views into account regarding the overall strategic direction of any such defense, meetings or negotiations and (B) with the Company prior to taking any material substantive positions, making dispositive motions or other material substantive filings or submissions or entering into any negotiations concerning such defense, meetings or negotiations.

(g)            Notwithstanding anything to the contrary herein, nothing in this Section 5.03 (other than clauses (x) and (y) of Section 5.03(c)) shall require Buyer to take any actions with respect to any Affiliate of Buyer that is a portfolio company (as such term is commonly understood in the private equity industry) that is directly or indirectly owned or affiliated with or managed or advised by (x) Brigade Capital Management, LP or Macellum Advisors GP, LLC or (y) investment funds or investment vehicles affiliated with, or managed or advised by, Brigade Capital Management, LP or Macellum Advisors GP, LLC (excluding, for the avoidance of doubt, the Business or the Company Entities) (each such portfolio company, a “Buyer Portco”). For the avoidance of doubt and notwithstanding anything to the contrary in this Section 5.03(g), if a Regulatory Concession would have otherwise required Buyer to take any action with respect to a Buyer Portco, Section 5.03 shall require Buyer to instead take such other actions with respect to the Company Entities and the Business to the extent necessary to satisfy such Regulatory Concession.

Section 5.04.        Access; Books and Records. (a) From the date hereof until the Closing Date (or, if earlier, the termination of this Agreement), Seller shall, in each case subject to Applicable Law and the terms and conditions of the Confidentiality Agreement, (i) give Buyer, its counsel, financial advisors, auditors and other authorized Representatives, who are bound by the Confidentiality Agreement, reasonable access during Working Hours to the offices and properties, and to copies of books and records, of the Business; (ii) furnish to Buyer, its counsel, financial advisors, auditors and other authorized Representatives, who are bound by the Confidentiality Agreement, such financial and operating data in Seller’s or a Company Entity’s possession to the extent relating to the Business as such Persons may reasonably request (subject to the execution of customary work access letters if required by applicable accountants); and (iii) instruct the employees, counsel and financial advisors of Seller and the Company Entities to reasonably cooperate with Buyer in its investigation of the Business in connection with the Transactions. Any investigation pursuant to this Section 5.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business. Notwithstanding the foregoing, (A) prior to the Closing, neither Seller nor its Affiliates (including the Company Entities) shall be required to provide or cause to be provided access to or disclose or cause to be disclosed (x) personnel records of employees relating to individual performance or evaluation records, medical histories or other information (or portions thereof), to the extent that the disclosure of such information (or portion thereof) would, in Seller’s reasonable good faith determination, violate Applicable Law or would reasonably be expected to, based on the advice of Seller’s legal counsel, subject Seller or its Affiliates to liability, or (y) other information (or portion thereof), to the extent access to or disclosure of such information (or portion thereof), would violate or result in a waiver of any attorney-client privilege held by Seller or its Affiliates, violate any Applicable Law or contravene any confidentiality undertaking in effect between Seller and a third party; provided, that in each case, Seller shall, and shall cause its Representatives and Affiliates to use reasonable best efforts to identify and pursue a permissible method of providing to Buyer and its authorized Representatives (and if such a permissible method is identified and successfully pursued, shall use reasonable best efforts to afford Buyer and its authorized Representatives with such access, in accordance with such permissible method, to) the relevant information or documentation, or access to any portion thereof, in each case, in a manner that would not reasonably be expected to result in disclosure of sensitive information, liability, the violation of Applicable Law, violation or waiver of any attorney-client privilege held by Seller or its Affiliates or contravention of any confidentiality undertaking in effect between Seller and a third party, and (B) prior to the Closing Date, Buyer shall have no right to perform or cause to be performed any invasive or subsurface investigations of the properties of the Company Entities or the Business, including any sampling or testing of the air, soil, surface water, groundwater, building materials or other environmental media.

(b)            On and after the Closing Date, Buyer will, and will cause the Company Entities to maintain the books and records of the Business that are in the possession of the Company Entities upon the Closing, for a period of seven years from the Closing Date; provided, that if Buyer thereafter desires to destroy or dispose of such books and records, Buyer shall first provide written notice of such intended destruction or disposition to Seller no later than 30 days prior to the date of such intended destruction or disposition and offer Seller the opportunity to copy such books or records or to deliver to Seller, in each case, at Seller’s sole expense, custody of such books or records. At or following the Closing, for so long as Buyer or its Affiliates holds the applicable books and records pursuant to the first sentence of this Section 5.04(b), Buyer shall, and shall cause the Company Entities to, upon reasonable written notice and during Working Hours, afford to Seller, its Affiliates and its and their respective Representatives, at Seller’s expense, reasonable access to (x) properties, copies of books and records of the Company Entities and the Business, in each case, relating to the period prior to Closing and (y) employees and auditors of the Business solely to the extent relating to the period prior to Closing, in each case to the extent necessary to permit Seller to perform or satisfy any legal, accounting or regulatory obligation relating to any period on or before the Closing Date or for any other bona fide and reasonable business purpose. Notwithstanding the foregoing, Buyer shall not be required to provide access or disclose information to the extent that such access or disclosure would jeopardize the attorney-client privilege or contravene any Applicable Law; provided, that in such case, Buyer shall, and shall cause the Company Entities to, use reasonable best efforts to afford Seller, its Affiliates or their respective Representatives access to such information or documentation, or access to any portion thereof, in each case, in an alternative manner that would not reasonably be expected to jeopardize the attorney-client privilege or contravene any Applicable Law.

(c)            From the date hereof until the Closing Date, without Seller’s prior written consent, Buyer agrees that it is not authorized to and shall not, and shall cause its Affiliates and Representatives not to, contact any employees, independent contractors, customers, vendors, suppliers, or distributors of, or other third parties having business relationships with, the Company Entities or the Business (other than in the Ordinary Course of Business, consistent with past practice, of Buyer or its Affiliates, as applicable, where such contact does not relate to the Company Entities, the Business, this Agreement or any other Transaction Agreement, or the Transactions and is in any event conducted in compliance with the terms of the Confidentiality Agreement); provided, that, (A) subject to Section 5.04(b), Seller shall not unreasonably withhold or condition consent for Buyer, its Affiliates or its Representatives to have contact with vendors, suppliers, or distributors of the Company Entities or the Business solely to the extent necessary to seek any third party consents under any Contract entered into by the Company Entities or the Business and (B) Seller shall have the right to have Representatives present during any such contact.

(d)            To the extent not otherwise transferred to Buyer or the Company Entities (or otherwise in the possession of the Company Entities at and following the Closing), on and after the Closing Date, Seller agrees to maintain the books and records regarding the Business or Company Entities prior to the Closing that continue to be held by Seller or any of its Affiliates (other than the Company Entities) following the Closing in each case, to the extent held by them and existing on the Closing Date, for a period of seven years from the Closing Date; provided, that if Seller thereafter desires to destroy or dispose of such books and records, Seller shall first provide written notice of such intended destruction or disposition to Buyer no later than 30 days prior to the date of such intended destruction or disposition and offer Buyer the opportunity to copy such books or records or to deliver to Buyer, in each case, at Buyer’s sole expense, custody of such books or records. At or following the Closing, for so long as Seller or any of its Affiliates (other than the Company Entities) holds the applicable books and records pursuant to the first sentence of this Section 5.04(d), Seller shall, and shall cause its applicable Affiliates to, upon reasonable written notice and during Working Hours, afford to Buyer, the Company Entities, and their respective Representatives, at Buyer’s expense, reasonable access to (x) properties, copies of books and records relating to Company Entities or the Business, in each case, relating to the period prior to Closing and (y) Retained Employees and any pre-Closing auditors of the Business solely to the extent relating to the period prior to Closing, in each case to the extent necessary to permit Buyer or the Company Entities to perform or satisfy any legal, accounting or regulatory obligation relating to any period on or before the Closing Date or for any other bona fide and reasonable business purpose. Notwithstanding the foregoing, Seller shall not be required to provide access or disclose information to the extent that such access or disclosure would jeopardize the attorney-client privilege or contravene any Applicable Law; provided, that in such case, Seller shall use reasonable best efforts to afford Buyer or Buyer’s Representatives access to such information or documentation, or access to any portion thereof, in each case, in an alternative manner that would not reasonably be expected to jeopardize the attorney-client privilege or contravene any Applicable Law.

(e)            For the avoidance of doubt, in the event of a conflict between this Section 5.04 and Section 7.13, the retention of and cooperation related to any books and records with respect to Tax and accounting matters pertinent to the Company Entities shall be governed by Section 7.13.

Section 5.05.         Notices of Certain Events. (a) To the extent Seller has or receives knowledge thereof prior to the Closing, Seller shall promptly notify Buyer of each of the following events if such event occurs prior to the Closing:

(i)              any written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(ii)             any written notice or other communication from any Governmental Authority in connection with the Transactions (to the extent notification thereof to Buyer is permitted by such Governmental Authority);

(iii)            any actions, suits, claims, investigations or proceedings commenced that, (x) if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.12 or (y) would otherwise reasonably be expected to prevent, impair or delay the ability of the parties hereto to consummate the Transactions under the terms of the Transaction Agreements; and

(iv)            any change, condition or event that renders or would reasonably be expected to render any representation or warranty set forth in this Agreement to be untrue or inaccurate to an extent such that a condition set forth in Section 8.01(a) or Section 8.01(b) would not be satisfied if Closing were to then occur.

(b)            To the extent Buyer has or receives knowledge thereof prior to the Closing, Buyer shall promptly notify Seller of each of the following events if such event occurs prior to the Closing:

(i)              any written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(ii)             any written notice or other communication from any Governmental Authority in connection with the Transactions (to the extent notification thereof to Seller is permitted by such Governmental Authority);

(iii)            any actions, suits, claims, investigations or proceedings commenced that, (x) if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.11 or (y) would otherwise reasonably be expected to prevent, impair or delay the ability of the parties hereto to consummate the Transactions under the terms of the Transaction Agreements; and

(iv)            any change, condition or event that renders or would reasonably be expected to render any representation or warranty set forth in this Agreement to be untrue or inaccurate to an extent such that a condition set forth in Section 8.01(a) or Section 8.01(c) would not be satisfied if Closing were to then occur.

(c)            Notwithstanding anything to the contrary herein, a party’s good faith failure to comply with this Section 5.05 shall not, by itself, constitute a material breach for purposes of Article 8 or Article 9 of this Agreement.

Section 5.06.         Transitional Trademark Licenses. (a) Except as otherwise expressly provided in this Section 5.06, (A) neither Buyer nor any of its Affiliates (including, as of the Closing, the Company Entities) shall have any right, title or interest in, to or under (i) the “Dollar Tree” or “Dollar Tree Canada” Trademarks, (ii) any Trademarks owned by Seller or any of its Affiliates (other than the Company Entities), (iii) any stylized variations of any of the foregoing, or (iv) any Trademarks derived from or confusingly similar to any of the foregoing (collectively, the “Seller Marks”) and (B) neither Seller nor any of its Affiliates (excluding, as of the Closing, the Company Entities) shall have any right, title or interest in, to or under (i) the “Family Dollar” Trademarks, (ii) any Trademarks included in the Company Intellectual Property Rights (including, as of Closing, the Transferred Intellectual Property), (iii) any stylized variations of any of the foregoing, or (iv) any Trademarks derived from or confusingly similar to any of the foregoing (collectively, the “Company Marks”).

(b)            Without limiting the generality of the foregoing, effective as of the Closing Date, Seller, on behalf of itself and its Affiliates, hereby grants a limited, non-exclusive, non-transferable, non-sublicensable, worldwide, fully paid-up, royalty-free license to the Buyer and its controlled Affiliates, for a period of seven months immediately following the Closing Date (the “Company Transition Period”) (or, to the extent applicable, such longer period as set forth in Section 5.06(f)), to use the Seller Marks in connection with the conduct and operation of the Business, solely to the extent and in the locations where such Seller Marks were used in the Business as of immediately prior to the Closing and in the same form and manner in which such Seller Marks were used in connection with the Business as of immediately prior to the Closing. Buyer and its Affiliates (including, after the Closing, the Company Entities) shall use the Seller Marks only in connection with goods and services of a level of quality substantially similar to the quality of comparable goods and services offered in connection with the Company Entities’ use of the Seller Marks in the Business immediately prior to the Closing Date. All goodwill associated with the use by Buyer and its Affiliates (including, after the Closing, the Company Entities) of the Seller Marks shall inure to the sole and exclusive benefit of Seller or its Affiliates, as applicable.

(c)            Effective as of the Closing Date, Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Company Entities), hereby grants a limited, non-exclusive, non-transferable, non-sublicensable, worldwide, fully paid-up, royalty-free license to Seller and its controlled Affiliates, for a period of seven months immediately following the Closing Date (the “Seller Transition Period”) (or, to the extent applicable, such longer period as set forth in Section 5.06(f)), to use the Company Marks in connection with the conduct and operation of the Retained Business, solely to the extent and in the locations where such Company Marks were used in the Retained Business as of immediately prior to the Closing and in the same form and manner in which such Company Marks were utilized in connection with the Retained Business as of immediately prior to the Closing. Seller and its Affiliates shall use the Company Marks only in connection with goods and services of a level of quality substantially similar to the quality of comparable goods and services offered in connection with Seller or its Affiliates’ (other than the Company Entities) use of the Company Marks in the Retained Business immediately prior to the Closing Date. All goodwill associated with the use by Seller and its Affiliates of the Company Marks shall inure to the sole and exclusive benefit of the Company Entities.

(d)            Subject to Section 5.06(g), as soon as reasonably practicable following the Closing Date (and in any event upon the expiration of the Company Transition Period), Buyer shall (and Buyer shall cause its Affiliates (including, after the Closing, the Company Entities) to) (i) cease and discontinue any and all use of the Seller Marks, including by removing the Seller Marks from any and all labels, packaging, advertising, marketing, sales and promotional materials, assets, communications, website content, other internet or electronic communication vehicles and other documents and materials of the Company Entities, (ii) destroy and dispose of all materials in their possession or subject to their control bearing any Seller Marks and (iii) to the extent applicable, take all necessary actions to cause their names to be changed to such other names that do not include the Seller Marks, including by making all necessary filings with the applicable Governmental Authorities to change all applications, registrations and filings, including corporate names, seals and certificates of the Company Entities, such that they will not include any Seller Marks. Notwithstanding the foregoing, Buyer and its Affiliates (including, after the Closing, the Company Entities) shall, no later than upon the expiration of the Company Transition Period, remove any and all Seller Marks from any and all frontage, signage, sign boards and digital displays, in each case, in their possession or control (including on public buildings or in any Co-Branded Stores). From and after the Closing, none of Buyer nor Buyer’s Affiliates (including the Company Entities) shall, or shall assist any third party to, challenge the ownership, validity or enforceability of any Seller Marks or adopt or employ any Seller Mark.

(e)            Subject to Section 5.06(g), as soon as reasonably practicable following the Closing Date (and in any event upon the expiration of the Seller Transition Period), Seller shall (and shall cause its Affiliates to) (i) cease and discontinue any and all use of the Company Marks, including by removing the Company Marks from any and all labels, packaging, advertising, marketing, sales and promotional materials, assets, communications, website content, other internet or electronic communication vehicles and other documents and materials of Seller and its Affiliates, (ii) destroy and dispose of all materials in their possession or subject to their control bearing any Company Marks and (iii) to the extent applicable, take all necessary actions to cause their names to be changed to such other names that do not include the Company Marks, including by making all necessary filings with the applicable Governmental Authorities to change all applications, registrations and filings, including corporate names, seals and certificates of Seller and its Affiliates, such that they will not include any Company Marks. Notwithstanding the foregoing, Seller and its Affiliates shall, no later than upon the expiration of the Seller Transition Period, remove any and all Company Marks from any and all frontage, signage, sign boards and digital displays, in each case, in their possession or control (including on public buildings). From and after the Closing, none of Seller or Seller’s Affiliates shall, or shall assist any third party to, challenge the ownership, validity or enforceability of any Company Marks or adopt or employ any Company Mark.

(f)             Notwithstanding anything in this Agreement (including this Section 5.06) to the contrary, each of Buyer and its controlled Affiliates and Seller and its controlled Affiliates shall have the right to sell any (i) inventory in their respective possession or control as of the Closing Date or (ii) products ordered prior to the Closing Date and scheduled for delivery within the Company Transition Period or the Seller Transition Period, as applicable, in each case, bearing any Seller Marks or Company Marks, as applicable, in the Ordinary Course of Business until such inventory or products have been fully exhausted (it being understood that the licenses granted under this Section 5.06 shall continue in effect for such limited purpose until such inventory or products have been fully exhausted).

(g)            Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall prevent, restrict or otherwise limit Buyer or any of its Affiliates (including, as of the Closing, the Company Entities) or Seller or any of its Affiliates during or after the Company Transition Period or the Seller Transition Period, as applicable, from (i) describing the transaction contemplated in this Agreement as a factual matter, (ii) stating the historical relationship between the Business on the one hand, and Seller or any of its respective Affiliates, on the other hand, or (iii) making any use of the Seller Marks or Company Marks, as applicable, that would constitute “fair use” under Applicable Law.

(h)            As between Seller and its Affiliates, on the one hand, and Buyer and its Affiliates (including, as of the Closing, the Company Entities), on the other hand, subject to the licenses granted in this Section 5.06, (i) Seller acknowledges and agrees that, as of the Closing Date, the Company Entities, Buyer and its Affiliates own and possess all rights to any Trademark containing the word “Family” used with or in proximity to the word “Dollar” and (ii) Buyer acknowledges and agrees that Seller and its Affiliates own and possess all rights to any Trademark containing “Tree” used with or in proximity to the word “Dollar”. From and after the Closing Date, upon reasonable written request, Seller, Buyer, the Company Entities and its and their Affiliates, as applicable, shall execute and deliver such additional documents, instruments, conveyances, and assurances, and take such further actions as reasonably required to give effect to this Section 5.06(h); provided, that the requesting party shall be responsible for any reasonable, documented out-of-pocket costs associated with such cooperation. For avoidance of doubt, this Section 5.06(h) shall survive in perpetuity.

Section 5.07.         Intellectual Property Licenses. (a) Effective as of the Closing and subject to the provisions of this Section 5.07, Seller (on behalf of itself and its Affiliates) hereby grants to Buyer and its Affiliates, including the Company Entities, a worldwide, perpetual, irrevocable, non-exclusive, fully paid-up, royalty-free, non-transferable (except as permitted in Section 5.07(c)), non-sublicensable (except as provided in Section 5.07(d)) right and license under the Seller Licensed IP to use, reproduce, distribute, disclose, make, have made, sell, offer for sale, import, create derivative works of and otherwise exploit any and all products and services, solely in connection with the operation of the Business as conducted as of the Closing Date and natural extensions and evolutions thereof.

(b)            Effective as of the Closing and subject to the provisions of this Section 5.07, Buyer (on behalf of itself and its Affiliates (including, after the Closing, the Company Entities)) hereby grants to Seller and its Affiliates a worldwide, perpetual, irrevocable, non-exclusive, fully paid-up, royalty-free, non-transferable (except as permitted in Section 5.07(c)), non-sublicensable (except as provided in Section 5.07(d)) right and license under the Company Licensed IP to use, reproduce, distribute, disclose, make, have made, sell, offer for sale, import, create derivative works of and otherwise exploit any and all products and services, solely in connection with the operation of the Retained Business as conducted as of the Closing Date and natural extensions and evolutions thereof.

(c)            The licenses granted under Section 5.07(a) or Section 5.07(b), as applicable, may not be assigned or transferred by Buyer or its Affiliates or Seller or its Affiliates, respectively, in whole or in part, except that either such license may be assigned or transferred by the applicable licensee, in whole or in part, to an Affiliate of such licensee or in connection with the transfer or sale of all or any portion of such licensee’s business, including any product line, line of business or division (by means of a reorganization, asset sale, stock sale, merger or similar transaction or series of related transactions).

(d)            Seller and its Affiliates and Buyer and its Affiliates (including, after the Closing, the Company Entities) may sublicense their respective licenses set forth in this Section 5.07 to (i) their vendors, consultants, contractors and suppliers, in connection with the provision of services to their respective businesses and (ii) their distributors, customers and end users, in connection with the distribution, licensing, offering and sale of the current and future products and services of their respective businesses.

(e)            Except as expressly set forth in Section 5.06 or this Section 5.07 or as contemplated under the Transaction Agreements, the parties hereby acknowledge and agree that neither party nor any of its Affiliates grants any license or other right, title or interest in, to or under any of its or its Affiliates’ Intellectual Property Rights to the other party under this Agreement, whether by implication, estoppel, exhaustion or otherwise, and each party hereby retains and reserves all rights with respect to its and its Affiliates’ Intellectual Property Rights not expressly granted under this Agreement or any Transaction Agreement.

(f)             All rights and licenses granted hereunder are, for purposes of section 365(n) of the United States Bankruptcy Code (the “Bankruptcy Code”), licenses of intellectual property within the scope of section 101 of the Bankruptcy Code. Each party in its capacity as licensor hereunder (i) acknowledges that each applicable licensee, as a licensee of such rights and licenses hereunder, will retain and may fully exercise all of its rights and elections under the Bankruptcy Code and (ii) irrevocably waives all arguments and defenses arising under 11 U.S.C. § 365(c)(1) or successor provisions to the effect that Applicable Law excuses such Person from accepting performance from or rendering performance to an entity other than the debtor or debtor-in-possession as a basis for opposing assumption of the licenses granted under this Agreement in a case under Chapter 11 of the Bankruptcy Code to the extent that such consent is required under 11 U.S.C. § 365(c)(1) or any successor statute.

(g)            For the avoidance of doubt, this Section 5.07 shall survive in perpetuity.

Section 5.08.         Public Announcements. Except for the press release or other press releases in the agreed form proposed to be issued by the parties hereto immediately after Closing has occurred, neither Seller nor Buyer shall, or shall permit any of their respective Affiliates or Subsidiaries to, without the prior written consent of the other parties hereto, issue any press release or make any other public announcement relating to this Agreement or the Transactions; provided, that a party may, without the prior written consent of the other parties hereto, issue a press release or public announcement or make any other public disclosure to the extent required by Applicable Law, any regulatory or supervisory body or any listing agreement with or rule or regulation of any securities exchange to which the disclosing party is subject, in each case, only after providing copies of any such public disclosure reasonably in advance of disclosure and, to the extent practicable, allowing the non-disclosing party a reasonable opportunity to review and comment on such release, announcement or other disclosure in advance of such issuance (and, to the extent practicable, the disclosing party shall consider such comments in good faith) and, unless the non-disclosing party otherwise consents in writing, limiting the disclosure only to that information required to be disclosed by such Applicable Law or the applicable rules or regulations of such regulatory or supervisory body or listing agreement. Notwithstanding any other provision of this Section 5.08, in no event will any of Buyer, Seller or any of their respective Affiliates publicly announce or disclose the financial terms of the Transactions without the prior written consent of the other parties hereto unless required by a party hereto or its Affiliates to comply with Applicable Law or any regulatory or supervisory body or the rules of any securities exchange to which the disclosing party is subject. Notwithstanding the foregoing provisions of this Section 5.08, (x) Buyer and Sponsor and their respective Affiliates may, without consulting with, or obtaining the prior written consent of Seller or any other party, (a) provide communications in the Ordinary Course of Business regarding this Agreement, the other Transaction Agreements, and the Transactions to the extent necessary in connection with financial reporting and fundraising activities to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, which in each case are subject to customary confidentiality obligations, and (b) notify its financing sources in connection with the Financing of the Transaction Agreements, the Transactions and the terms and conditions of the Transaction Agreements and the Transactions, in each case, to the extent reasonably necessary or desirable (as determined by Buyer in its good faith reasonable discretion) to consummate the Transactions solely for so long as such financing source to whom such information is disclosed agrees in writing to, or is otherwise bound by Contract or professional or fiduciary obligations to, keep such information confidential, and (y) the first sentence of this Section 5.08 shall not apply to any press release or public statement that only contains content with respect to this Agreement or the Transactions that is consistent in all material respects with content included in any press release or public statement that has been previously consented to by the other party. Notwithstanding anything to the contrary in this Section 5.08, (i) in no event shall the filing of a claim, action or other proceeding in connection with a dispute between Buyer and Seller regarding this Agreement, the other Transaction Agreements, or the Transactions be a breach of this Section 5.08, and (ii) Buyer and Seller may disclose any information regarding the Transactions and the Transaction Agreements to the extent such disclosure is necessary in order to enforce the terms of this Agreement or the other Transaction Agreement.

Section 5.09.         Intercompany Matters. Effective as of the Closing, except (i) as set forth in Section 5.09 of the Seller Disclosure Schedule, (ii) for the Transition Services Agreement and (iii) as expressly contemplated by this Agreement or any other Transaction Agreement, all intercompany accounts between Seller or any of its Affiliates, on the one hand, and the Company Entities, on the other hand, shall be settled and paid in full (regardless of the terms of payment of such intercompany accounts), and all agreements between Seller or any of its Affiliates, on the one hand, and the Company Entities, on the other hand shall be terminated and be of no force and effect after Closing, in each case, without further liability or obligation (contingent or otherwise) of any party thereunder, and all prior obligations and liabilities of the Company Entities or otherwise relating to the Business thereunder shall be deemed to have been satisfied in full as of, or prior to, the Closing.

Section 5.10.         Directors and Officers. (a) For a period of six years from and after the Closing Date, Buyer shall cause the Company Entities to maintain in effect and continue to provide, to the fullest extent permitted by Applicable Law, all rights to indemnification, advancement of expenses and exculpation from liability for or in connection with the acts or omissions occurring at any time prior to the Closing Date currently existing in favor of any Person who prior to or on the Closing Date is or was a current or former director, manager, officer, employee, or similar functionaries of a Company Entity (including any predecessors thereof) (each, a “D&O Indemnified Person”) under, and in no event on terms less favorable to the D&O Indemnified Persons than those contained in, the organizational documents of such Company Entity in effect on the date of this Agreement.

(b)            At or prior to the Closing, Seller shall use reasonable best efforts to purchase, or cause to be purchased, and shall use reasonable best efforts to cause to be bound, at Seller’s expense, a non-cancellable extension of the directors’ and officers’ liability coverage of the Company Entities’ existing directors’ and officers’ insurance policies, the Company Entities’ existing employment practices liability policies and the Company Entities’ existing fiduciary liability insurance policies (collectively, the “Tail Policies”), which shall by its terms (i) survive the Closing and be for a claims reporting or discovery period of at least six years from and after the Closing with respect to any claim related to any period or time at or prior to the Closing, (ii) be from the Company’s current insurance carrier with respect to such coverage or an insurance carrier with the same or better credit rating and (iii) have terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage currently provided under the Company Entities’ existing insurance coverage; provided, that (x) it is intended that the premiums for the Tail Policies shall not exceed an aggregate premium amount in excess of 300% of the premium amount per annum for the Company Entities’ existing insurance coverage as of the date hereof and (y) if the aggregate premium amount for the only available suitable Tail Policies exceeds such amount, Seller and Buyer will negotiate in good faith the allocation of the cost of such excess between Seller and Buyer. Buyer shall use reasonable best efforts to maintain, or cause the Company Entities to maintain, in full force and effect and continue to honor the obligations under, such applicable Tail Policies during such six-year period.

(c)            During the six-year period following the Closing Date, in the event that Buyer, any of the Company Entities or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then in each such case, proper provision shall be made so that such other Person shall succeed to and be bound by the obligations set forth in this Section 5.10.

(d)            The provisions of this Section 5.10 will survive Closing and the obligations of Buyer under this Section 5.10 shall not be terminated or modified in such a manner as to materially and adversely affect any D&O Indemnified Person without the written consent of such affected D&O Indemnified Person (it being expressly agreed that each D&O Indemnified Person shall be a third-party beneficiary of this Section 5.10).

Section 5.11.         Shared Contracts.

(a)            Each of Buyer and Seller acknowledges that Seller or its Affiliates are party to, and one or more of the Company Entities is party to or bound by or have the benefits of the Shared Contracts. Prior to the Closing, Seller shall, and shall cause its Affiliates to, use reasonable best efforts to, with respect to the Shared Contracts set forth in Section 5.11(a) of the Seller Disclosure Schedule (the “Shared Contract Schedule” and the Shared Contracts set forth on such schedule, the “Material Shared Contracts”), (i) (A) in respect of those Shared Contracts set forth in Section 5.11(a)(i) of the Seller Disclosure Schedule, assign or partially assign such Shared Contract and the rights and obligations under such Shared Contract, to the appropriate Company Entity or ensure that the applicable Company Entities continue to be party to, and entitled to the rights and benefits under, such Shared Contract at and after the consummation of the Closing, and (B) obtain all necessary Authorizations from, and make all necessary notifications to, any contractual counterparty to such Shared Contract that may be required in connection with the consummation of the Transactions or the actions set forth in clause (i)(A) above, and (ii) in respect of those Shared Contracts set forth in Section 5.11(a)(ii) of the Seller Disclosure Schedule, either (x) replace such Shared Contract with separate Contracts in respect of each of the Business and the Retained Business that are with the same third parties as the applicable Shared Contract being replaced (unless otherwise consented to by the Buyer, which consent is not to be unreasonably withheld, conditioned or delayed), or (y) otherwise provide the Company Entities the rights and obligations that are substantially equivalent in the aggregate to those rights and obligations currently received by any Company Entity under such Shared Contract in the conduct of the Business prior to the Closing (a Contract meeting the requirements set forth under either of clause (ii)(x) or clause (ii)(y), a “Replacement Contract”).

(b)            If, following the Closing, Buyer provides written notice to Seller identifying any Shared Contract that is not set forth on the Shared Contracts Schedule, is currently in effect, will not expire or terminate by its terms on or prior to the Closing, and that is primarily related to the Business and involved annual spend by the Company Entities of $1,500,000 or more in the past fiscal year (each such Shared Contract, a “Business-Focused Shared Contract”), then, subject to Applicable Law, following delivery of such written notice, each of the Buyer and the Seller shall negotiate in good faith to mutually agree to a lawful arrangement under such Business-Focused Shared Contract in connection with the Transactions under which Buyer and/or the applicable Company Entities would obtain the benefits and assume the obligations under the applicable Shared Contract, in each case, with respect to, or otherwise as relating to, the Business, in accordance with this Agreement (and the Shared Contract Schedule shall be deemed to be amended and restated to provide for such disposition); provided that, if Buyer and Seller cannot agree to a proposed disposition within 15 calendar days of Buyer’s delivery of such written notice, the Shared Contract Schedule shall be deemed to be amended and restated to set forth such Shared Contracts in Section 5.11(a)(i) of the Seller Disclosure Schedules.

(c)            (i) If Seller and its applicable Affiliates, despite the use of their respective reasonable best efforts, are unable to implement the results contemplated by Section 5.11(a) prior to the Closing, then following the Closing until the earlier to occur of the first anniversary of the Closing Date and the date of termination or expiration of the applicable Material Shared Contract in accordance with its terms and conditions, (A) Seller shall, and shall cause its applicable Affiliates to, use their respective reasonable best efforts to either (x) assign or partially assign such Shared Contract in accordance with Section 5.11(a)(i), (y) enter into a Replacement Contract in respect of such Shared Contract in accordance with Section 5.11(a)(ii), or (z) otherwise cause the same economic and operational rights, benefits, liabilities, obligations and burdens of the Material Shared Contract to be passed to and assumed, performed and paid by the relevant Company Entity as if such Material Shared Contract had been assigned or partially assigned to a Company Entity (such arrangement, a “Back-to-Back Arrangement”), in which case of this clause (z), until the earlier to occur of the first anniversary of the Closing Date and the date of termination or expiration of the applicable Material Shared Contract in accordance with its terms and conditions, Seller shall and shall cause its Affiliates (other than the Company Entities) not to, amend, terminate, modify or waive any right pursuant to any Material Shared Contract which is subject to a Back-to-Back Arrangement under this Section 5.11(c)(i) in a manner that would adversely affect the Business (other than to a de minimis extent), without Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed; provided that, for the avoidance of doubt, Seller and its Affiliates may terminate any statement of work or purchase order under such Material Shared Contract issued by or to Seller or its Affiliates (other than the Company Entities), and (ii) Buyer shall, and shall cause Buyer’s Affiliates to, use reasonable best efforts to facilitate Seller’s efforts to assign or partially assign such Material Shared Contract and the rights and obligations under such Material Shared Contract to the appropriate Company Entity, to replace any such Material Shared Contract with a Replacement Contract or to otherwise implement a Back-to-Back Arrangement in respect of any such Material Shared Contract, as applicable.

(d)            Without in any way limiting Section 5.11(a), notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign, partially assign, novate or replace any Shared Contract or any claim or right or any benefit arising thereunder or resulting therefrom if such assignment, partial assignment, novation or replacement, without the consent of a third party thereto, would constitute a breach or other contravention of such Shared Contract or in any way adversely affect the rights of Seller, the Company or any of their respective Affiliates thereunder. If such consent is not obtained, Seller and Buyer will, until the first anniversary of the Closing Date (or, if earlier, until an applicable Shared Contract expires or is terminated by the applicable counterparty pursuant to its terms), use reasonable best efforts to establish mutually agreeable and lawful arrangements under which Buyer and/or the applicable Company Entities would obtain the benefits and assume the obligations under the applicable Shared Contract, in each case, with respect to, or otherwise as relating to, the Business, in accordance with this Agreement, including sub-contracting, sub-licensing, or sub-leasing to Buyer, or under which Seller would enforce for the benefit of Buyer, with Buyer assuming Seller’s obligations which relate to the Business, any and all corresponding rights of Seller that relate to the Business against a third party thereto.

(e)            In connection with any Shared Contract that is (x) assigned, in whole or in part, to Buyer, the Company or any of their respective Subsidiaries, or (y) sub-contracted, sub-licensed or sub-leased or under which Seller or any of its Affiliates otherwise passes along any benefits relating to the Business thereunder, including pursuant to any Back-to-Back Arrangements in respect of such Shared Contract, in each case whether in whole or in part, to Buyer, the Company or any of their respective Subsidiaries, Buyer shall perform, and cause to be performed, all of its or the Company’s or Subsidiary’s (as applicable) obligations thereunder and shall (x) promptly, but in any event within 30 days of being invoiced therefor, reimburse Seller for any and all reasonable and documented out-of-pocket fees, costs and expenses incurred by Seller or any of its Affiliates under any such Shared Contract or any Back-to-Back Arrangement in respect of a Shared Contract, as applicable, to the extent related to the Business and (y) hereby indemnify Seller and its Affiliates, and otherwise hold them harmless from, any failure to perform any such obligations to the extent related to the Business.

(f)             From the date hereof until the date that is the earlier of the first anniversary of the Closing Date and the date of termination or expiration of the applicable Shared Contract in accordance with its terms and conditions, Seller and its Affiliates (other than the Company Entities), on the one hand, and Buyer and the Company Entities on the other hand shall reasonably cooperate, in good faith, to assist Buyer or the Company Entities to (x) to the extent requested in writing by Buyer to Seller, enter into Replacement Contracts in respect of any Shared Contracts with customers, vendors and merchandisers of the Business that are not Material Shared Contracts (which Replacement Contracts shall be effective no earlier than the Closing Date), and (y) to the extent any such Replacement Contract is entered into and subject to Applicable Law and the terms and conditions of the applicable purchase order, assign any outstanding purchase orders under the applicable Shared Contract that primarily relate to the Business to a Company Entity.

(g)            Notwithstanding anything in this Agreement that may be deemed to the contrary, (i) neither Seller, Buyer nor any of their respective Affiliates shall be required to expend money, incur any liability, commence any litigation or offer or grant any accommodation (financial, contractual or otherwise) to any third party to obtain any such consent to separate, replace, assign or partially assign a Shared Contract, (ii) the separation, replacement, assignment, or partial assignment of any Shared Contract shall not be a condition to the obligation of the parties hereto to consummate this Agreement, or the other Transaction Agreements, or the Transactions, and (iii) failure to separate, replace, assign or partially assign any Shared Contract shall not, in and of itself, give rise to a breach of this Agreement and shall not be taken into account with respect to any condition to Closing set forth in Article 8, or any right to terminate this Agreement pursuant to Article 9.

Section 5.12.         Wrong Pockets.

(a)            If, at any time after the Closing, (i) Seller or any of its Affiliates receive, or become aware that Seller or any of its Affiliates own or possess, any assets, rights, claims, properties, notices, monies, refunds, amounts, obligations or liabilities (or any rights to or interest in or to any of the foregoing) that are properly due, deliverable or owing to the Company Entities or attributable to the Business, or (ii) Buyer, the Company Entities or any of their respective Affiliates receive, or become aware that the Business or Company Entities own or possess, any assets, rights, claims, properties, notices, monies, refunds, amounts, obligations or liabilities (or any rights to or interest in or to any of the foregoing) that are properly due, deliverable or owing to Seller or any or any of its Affiliates or the Retained Business, then such party, on behalf of itself or its applicable Affiliate, shall promptly notify the intended party and, if applicable, shall, and shall cause its respective applicable Affiliates to use reasonable best efforts to promptly remit or transfer, or cause to be remitted or transferred, for no consideration such assets, rights, claims, properties, notices, monies, refunds, amounts, obligations or liabilities (or any rights to or interest in or to any of the foregoing) to the intended party and/or any Person that such party designates in writing, as applicable (and the relevant party shall cause the entitled party to accept assets, rights, claims, properties, notices, monies, refunds or amounts, obligations or liabilities, or any rights to or interest in or to any of the foregoing). Until such remittal or transfer of such assets, rights, claims, properties, notices, monies, refunds, amounts, obligations or liabilities (or any rights to or interest in or to any of the foregoing) are effected, (x) the applicable party shall, or shall cause its applicable Affiliate to, use reasonable best efforts to preserve the value of, and hold in trust for the use and benefit of, the intended party, such assets, rights, claims, properties, notices, monies, refunds, amounts, obligations or liabilities (or any rights to or interest in or to any of the foregoing), provide to the intended party all of the benefits arising from such assets, rights, claims, properties, notices, monies, refunds, amounts, obligations or liabilities (or any rights to or interest in or to any of the foregoing), and (y) the applicable party shall, or shall cause its applicable Affiliate to, use reasonable best efforts to assume the liabilities and obligations under the applicable assets, rights, claims, properties, notices, monies, refunds, amounts, obligations or liabilities (or any rights to or interest in or to any of the foregoing). To the extent that any transfer or remittal under Section 5.12(a) is required, but not permitted by Applicable Law or an applicable Contract, the parties hereto shall use reasonable best efforts to obtain or structure an arrangement such that Seller or Buyer or their respective applicable Affiliates, as applicable, shall receive such rights and benefits and/or bear the obligations and burdens, of such assets, rights, claims, properties, notices, monies, refunds, amounts, obligations or liabilities (or any rights to or interest in or to any of the foregoing).

(b)            The parties shall, and shall cause their respective Affiliates to, cooperate with each other in good faith in connection with their obligations under Section 5.17(a) and to facilitate the transition of collections as promptly as practicable after the Closing. The parties acknowledge and agree there is no right of offset for any payments to be made pursuant to Section 5.17(a) and a party may not withhold funds received from third parties which it is required to remit to the other party pursuant to Section 5.17(a) in the event there is a dispute regarding any other issue under any Transaction Agreement to which they are a party.

Section 5.13.         Insurance Coverage.

(a)            Following the date hereof and subject to Applicable Law, promptly, and in any event within six months following the Closing, (i) Buyer shall establish a stand-alone captive insurance company for the benefit of the Business (the “New Captive Insurance Company”) on terms and conditions reasonably satisfactory to Buyer and Seller, which New Captive Insurance Company shall be a wholly-owned Subsidiary of a Company Entity, (ii) Buyer and Seller shall irrevocably transfer, assign, commute and convey to the New Captive Insurance Company any claims and liabilities for which Seller and its Affiliates (including Dollar Tree Insurance, Inc., a South Carolina domiciled captive insurance company) are liable under self-insurance policies and programs with respect to the Business, including any incurred but not reported claims (collectively, the “Self-Insured Claims”) and (iii) Buyer shall capitalize the New Captive Insurance Company with sufficient capital to service any Self-Insured Claims; provided that, if Buyer and Seller mutually agree, in lieu of the foregoing clauses (i) through (iii), Buyer and Seller shall (x) instead cause the Self-Insured Claims to be novated, commuted, or reinsured to Buyer or any of its Subsidiaries (including the Company Entities) effective from and after the Closing, and (y) cooperate in good faith, from and after the date hereof and prior to the Closing, to agree on claims procedures for the Self-Insured Claims, and any related expenses to manage claims, applicable to and appropriate for such a novation arrangement. Following the date hereof, (A) Seller and its Affiliates may amend and restate any insurance policies in Seller’s sole discretion to give effect to this Section 5.13(a) and (B) for the avoidance of doubt, until both the establishment of the New Captive Insurance Company and the novation of the Self-Insured Claims has occurred, in each case, in accordance with this Section 5.13(a), Buyer and the Company Entities shall continue to pay any premiums and other fees, costs and expenses to Dollar Tree Insurance, Inc., a South Carolina domiciled captive insurance company, or its designee in respect of the self-insurance policies and programs with respect to the Business.

(b)            Except as set forth in Section 5.13(c) and (d), Buyer acknowledges, on behalf of itself and its Affiliates, that from and after the Closing, neither Buyer, the Business, the Company Entities, nor any of their Affiliates shall have access to, and the Company Entities and the Business shall cease to be insured by, entitled to any benefits or coverage under or entitled to seek benefits or coverage from or under, any of Seller’s and its Affiliates’ insurance policies (including the Available Insurance Policies) or self-insurance policies and programs (and Seller and its Affiliates may terminate or elect not to renew or replace such insurance policies and programs at any time), regardless of whether such policies were applicable to the Business prior to the Closing, and Buyer, its Affiliates and the Company Entities hereby irrevocably waive and agree to forego any right to seek or claim any such benefit or coverage. As of Closing, Buyer shall (i) procure all contractual and statutorily obligated insurance for the Company Entities and the Business, and (ii) be responsible for securing all insurance it considers appropriate for the Business and the Company Entities and the operations and assets and liabilities in respect thereof.

(c)            Following the Closing Date, the Company Entities may pursue claims solely under, (i) for a period beginning on the Closing Date and ending on the date on which the New Captive Insurance Company is established and the Self-Insured Claims are transferred, assigned, commuted or conveyed to Buyer and its Affiliates, in each case, pursuant to Section 5.13(a), the self-insurance insurance policies listed on Section 5.13(c)(i) of the Seller Disclosure Schedule (the “Captive Insurance Policies”), and (ii) for a period beginning on the Closing Date and ending on the third anniversary of the Closing Date, the third party occurrence based insurance policies listed on Section 5.13(c)(ii) of the Seller Disclosure Schedule and any other occurrence based insurance policies of Seller or its Subsidiaries under which a Company Entity is a named insured or additional insured (such policies, together with the Captive Insurance Policies, the “Available Insurance Policies”), in each case of clauses (i) and (ii) to the extent that coverage may be available under the Available Insurance Policies, with respect to any occurrence or loss to the extent related to the Business that occurred or existed prior to the Closing Date (to the extent the damages, losses and liabilities with respect to such claim, occurrence or loss were not reflected as current liabilities, Indebtedness or Transaction Expenses in the final calculation of the Purchase Price following adjustment under Section 2.06) (“Pre-Closing Occurrences”); provided that, such claims under the Available Insurance Policies shall be subject to Applicable Law and the terms, conditions and limitations of the relevant Available Insurance Policy (including any applicable self-insurance provision) and this Agreement. Subject to Article 10, the Company Entities and Buyer shall exclusively bear and be liable (and Seller shall have no obligation to repay or reimburse the Company Entities, Buyer or any of their Affiliates) for all uninsured, uncovered, unavailable or uncollectible amounts relating to or associated with all such Pre-Closing Occurrences.

(d)            From and after the Closing, subject to the limitations on such claims and other provisions set forth in Section 5.13(c) and (d), (x) solely with respect to claims of Buyer and its Subsidiaries (including the Company Entities) under the Available Insurance Policies for any Pre-Closing Occurrences, Buyer shall be responsible for, subject to Seller’s exclusive right to control and direct, any Claims Administration with respect to such claims, and (y) otherwise, Seller will be responsible for, and will have the exclusive right to control and direct, any Claims Administration with respect to claims under the Available Insurance Policies and any other rights with respect to Seller’s and its Affiliates’ insurance policies and programs, including the right to exhaust, settle, release, commute, buyback or otherwise resolve disputes with respect to any of its insurance policies and programs and to amend, modify or waive any rights under any such insurance policies and programs, notwithstanding whether any such policies or programs apply to any Pre-Closing Occurrences. Any claims for Pre-Closing Occurrences under the Available Insurance Policies are subject to and conditioned upon the following:

(i)              Buyer and its Affiliates (including the Company Entities) shall (A) make the initial notification to the applicable insurer of any claims for Pre-Closing Occurrences under the Available Insurance Policies (with Seller’s Risk Management department copied on all such correspondence), as promptly as practicable and in any event in sufficient time so that such claim may be made in accordance with the claim reporting procedures and requirements set forth in the Available Insurance Policies (or in accordance with any reasonable modifications to such procedures after the Closing communicated by Seller to Buyer in writing), (B) comply with all policy terms and conditions for pursuit and collection of such Pre-Closing Occurrences, (C) not communicate with the insurer under any Available Insurance Policy in respect of such Pre-Closing Occurrences without the prior written consent of Seller, (D) not, without the written consent of Seller, erode, exhaust, settle, release, commute, buyback or otherwise resolve disputes with respect to, or amend, modify or waive any rights of Seller, its Affiliates or other insureds under, any Available Insurance Policy, and (E) not take any action that would be reasonably likely to result in the applicable insurance company terminating or materially reducing coverage, or materially increasing the amount of any premium owed by Seller or any of its Subsidiaries (excluding any of the Company Entities) under the applicable insurance policy or that would otherwise have a material and adverse impact on the then-current relationship between Seller or any of its Subsidiaries (excluding any of the Company Entities), on the one hand, and the applicable insurance company, on the other hand (it being understood that submitting claims for Pre-Closing Occurrences in accordance with this Section 5.13 shall not, in and of itself, be construed as an action restricted by this clause (E), notwithstanding that it may have an impact on premiums or coverage);

(ii)             With respect to Pre-Closing Occurrences, from and after the Closing until, (x) in the case of Captive Insurance Policies, the date on which the New Captive Insurance Company is established and the Self-Insured Claims are transferred, assigned, commuted or conveyed to Buyer and its Affiliates, in each case, pursuant to Section 5.13(a), and (y) in the case of other Available Insurance Policies, the third anniversary of the Closing Date, (A) following Buyer’s reasonable request (and provided that Buyer otherwise complies with the requirements of this Section 5.13), Seller shall, and shall cause its Affiliates to, use reasonable best efforts, and shall use reasonable best efforts to reasonably cooperate and consult with Buyer to, obtain the benefit of and seek recovery under the Available Insurance Policies in respect of Pre-Closing Occurrences and shall pay such benefit or any amounts recovered in respect of a Pre-Closing Occurrence under the Available Insurance Policies, if any, to Buyer (net of any Recovery Costs incurred by Seller or its Affiliates as a result of the same), and (B) Buyer shall cooperate with Seller and shall use reasonable best efforts to assist Seller in obtaining the benefits in respect of Pre-Closing Occurrences set forth in the preceding clause (A) of this Section 5.13(d)(ii), including by sharing such information as is reasonably necessary in order to permit Seller to manage and conduct its insurance matters as it deems appropriate;

(iii)            Buyer and its controlled Affiliates (including, after the Closing, each of the Company Entities) (x) acknowledge and agree that, following the Closing, Buyer and its Subsidiaries (including the Company Entities) shall be responsible for any liability or obligation arising out of the Self-Insured Claims (irrespective of when such claims are actually formally transferred and assigned pursuant to Section 5.13(a)), and (y) shall indemnify, hold harmless and reimburse Seller and its Subsidiaries (excluding the Company Entities) promptly upon request for (A) all reasonable and documented out-of-pocket fees, costs or expenses incurred by Seller or any of its Affiliates in connection with making or pursuing any claim pursuant to this Section 5.13, including the costs of filing a claim and any self-insurance provisions, deductibles, retention (including any self-insured retention), premium increases, Taxes, and legal fees or other amounts that are or become payable by Seller or any of its Affiliates incurred in connection with claims made pursuant to this Section 5.13 (such fees, costs and expenses referred to in this clause (d)(A), “Recovery Costs”), and (B) all liabilities and obligations incurred by Seller and its Subsidiaries (excluding the Company Entities) in respect of claims made by the Company Entities under the Captive Insurance Policies pursuant to this Section 5.13 and for the Self-Insured Claims, including any liabilities and obligations for any captive collateral and capital requirements, commercial insurance policy collateral requirements, additional premiums, claims management costs, fines, and penalties; and

(iv)            The parties agree that any recoveries under the Available Insurance Policies pursuant to this Section 5.13 shall inure first to Seller to reimburse any and all Recovery Costs that have not already been reimbursed.

(e)             Without limiting the requirements of this Section 5.13, none of Seller and their respective Affiliates and their respective directors, officers, agents and employees shall otherwise have any liability, whether direct or indirect, in contract or tort or otherwise, to any Person if, after complying with this Section 5.13 in all material respects, there is a failure to obtain any benefit or recovery under any Available Insurance Policies in respect of Pre-Closing Occurrences set forth in this Section 5.13.

(f)            This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of Seller or any of its Subsidiaries (excluding the Company Entities) in respect of any insurance policy or any other contract or policy of insurance.

Section 5.14.         Replacement of Guaranties.

(a)            On or prior to Closing, Seller and Buyer shall cooperate and use their respective reasonable best efforts to (i) arrange for substitute letters of credit issued by or on behalf of Buyer or its Subsidiaries, Buyer guarantees or other Buyer obligations to replace, effective as of the Closing, the letters of credit, guaranties, financial assurances, surety bonds, performance bonds, and other similar credit support contractual obligations entered into by, or on behalf of, Seller or any of its Affiliates (other than solely by any Company Entity) in connection with the Business listed in Section 5.14(a) of the Seller Disclosure Schedule (collectively, the “Seller Support Arrangements”), and (ii) (x) cause Buyer, the Company Entities or the applicable Subsidiary of Buyer, as applicable, to assume all obligations under each such Seller Support Arrangement, or (y) obtain from the creditors or other counterparties thereto full releases (in form and substance satisfactory to the parties hereto) of all parties liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a counterparty or issuing bank in connection with amounts drawn or otherwise due and payable under such Seller Support Arrangements.

(b)            If any such Seller Support Arrangement is not replaced or remains outstanding effective as of the Closing, then (1) Seller shall use reasonable best efforts to maintain and keep in place such Seller Support Arrangement (until such time that such Seller Support Arrangement expires in accordance with its terms and conditions or is terminated by the applicable counterparty), (2) Buyer and Seller shall use commercially reasonable efforts to cooperate in respect of any ongoing efforts of Buyer and its Affiliates to fully release Seller or any of its Affiliates (other than the Company Entities) from any such then-outstanding Guaranteed Obligations under any Seller Support Arrangements that are still in effect, and (3) (i) for a period beginning at the Closing and ending on the 12 month anniversary of the Closing Date, Seller or one or more of its creditworthy Affiliates (provided that any Affiliate that is currently a guarantor under a Seller Support Arrangement shall be deemed to be creditworthy) shall remain as guarantor to all the applicable third parties in respect of one hundred percent (100%) of Seller’s obligations under all such Seller Support Arrangement (the “Guaranteed Obligations”), (ii) for a period beginning on the 12 month anniversary of the Closing Date and ending on the 24 month anniversary of the Closing Date, Buyer shall cause Seller’s and its Affiliates’ liabilities to all applicable third parties in respect of any then-outstanding Guaranteed Obligations under any such Seller Support Obligations that remain in effect to be reduced to an amount equal to $20,000,000 in the aggregate, and (iii) for a period beginning on the 24 month anniversary of the Closing Date, Buyer shall cause Seller’s and its Affiliates’ liabilities to all applicable third parties in respect of all such then-outstanding Guaranteed Obligations under any such Seller Support Obligations that remain in effect to be reduced to an amount equal to $10,000,000 in the aggregate. To the extent required to reduce Seller’s Guaranteed Obligations in accordance with the foregoing, (x) Buyer shall, and shall cause its creditworthy Subsidiaries (including any creditworthy Company Entities) to, (I) issue to Seller or its designee (which may include the applicable third party to whom the Guaranteed Obligations are owed) any letters of credit necessary to backstop any then-outstanding Guaranteed Obligations under any such Seller Support Arrangement still in effect, and (II) not renew or extend any Real Property Lease subject to any Seller Support Arrangement that Seller has not yet been fully released from without Seller’s prior written consent (which consent may be withheld at Seller’s sole discretion) and (y) Seller shall, to the extent reasonably requested in writing by Buyer, use its commercially reasonable efforts to cooperate with any ongoing efforts of Buyer and its Affiliates to release Seller or its applicable Affiliates from any such then-outstanding Guaranteed Obligations under any Seller Support Arrangements that are still in effect.

(c)            In furtherance and not in limitation of the foregoing, if any such Seller Support Arrangement is not replaced or remains outstanding effective as of the Closing, then Buyer and its Subsidiaries shall indemnify and hold harmless Seller and its applicable Affiliates against, and reimburse Seller and its applicable Affiliates for, any and all out-of-pocket Damages that Seller or any of its applicable Affiliates incur or suffer by reason of, relating to, arising out of or in consequence of, the Seller Support Arrangements.

(d)            Notwithstanding anything to the contrary contained herein, Buyer shall not (i) enter into any transactions after the Closing in the name of Seller or any of its Affiliates and (ii) amend, modify, or renegotiate any term of any obligation that is covered by a Seller Support Arrangement in any manner that would be adverse to Seller or its Affiliates, including any extension or renewal of such obligation, without Seller’s prior written consent or until such time as neither Seller nor any of its Affiliates is obligated pursuant to such Seller Support Arrangement. For the avoidance of doubt, in no event will any Affiliate of Buyer (other than Buyer, a Company Entity or their other Subsidiaries) be required to provide any “fund guarantee” or other guarantee, letter of credit, surety bond, performance bond or other credit support pursuant to this Section 5.14.

Section 5.15.         Pre-Closing Reorganization. Seller shall consummate the Pre-Closing Reorganization prior to the Closing. The Pre-Closing Reorganization shall be made strictly in accordance with Annex A, with such changes to Annex A as Buyer consents to in writing (which consent shall not be unreasonably withheld, conditioned or delayed). Any such changes shall be incorporated into an amended and restated Annex A. Seller and the Company Entities shall (a) provide Buyer and its Representatives with the opportunity to review, comment in good faith on, and approve (such approval not to be unreasonably withheld, conditioned or delayed) any agreements or arrangements to be entered into to effectuate the Pre-Closing Reorganization, and (b) use reasonable best efforts to keep Buyer and its Representatives reasonably informed on a current basis of the status of the Pre-Closing Reorganization.

Section 5.16.         Pre-Closing Services Acknowledgement. Buyer acknowledges that Seller and its Affiliates provide various services, rights and support to the Company Entities and the Business (including with respect to the following matters: tax, legal, compliance and governmental affairs, information technology support, human resources, audit, accounting, treasury, capital raising and intercompany financing, facilities maintenance, and access to shared facilities), in each case, that will not continue after the Closing except to the extent expressly provided in the Transition Services Agreement or as expressly contemplated by, or expressly provided for under, this Agreement.

Section 5.17.         Financing. (a) After the date of this Agreement, until the earlier of the Closing and such time as this Agreement is validly terminated in accordance with Article 9, Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, consummate and obtain the Financing as promptly as practicable after the date hereof and in any event at or prior to the Closing, including using its reasonable best efforts to (A) maintain in effect and comply in all material respects with its obligations under the Financing Commitment Letters in accordance with the terms and conditions thereof, (B) negotiate and enter into definitive agreements with respect to the Debt Financing (the “Debt Financing Agreements”) on the terms and conditions (including, as necessary, the full extent of the “flex” provisions (if any) contained in any related fee letter), contained in the Debt Commitment Letter, (C) satisfy on a timely basis (or use reasonable best efforts to obtain a waiver of) all conditions within its control in the Financing Commitment Letters and the Debt Financing Agreements required to be satisfied at or prior to the Closing Date and (D) consummate the Financing in at least the amount necessary to fund the Required Amount at or prior to the Closing.

(b)            Buyer shall not agree to or permit any amendment, supplement, substitution or other modification of, or waive any of its rights under, any Financing Commitment Letter, any Debt Financing Agreements or any other definitive agreements or documents related to the Financing, except to the extent such amendment, supplement, modification, substitution or waiver would not reasonably be expected to (A) reduce the aggregate amount of the Financing (or the cash proceeds available therefrom) below the Required Amount, (B) impose new or additional conditions precedent to the funding of any of the Financing contemplated by the Financing Commitment Letters to be funded on the Closing Date (the prohibited new or additional conditions precedent, as applicable, described in this clause (B) referred to as “Prohibited Conditions”) or (C) otherwise reasonably be expected to prevent, delay or impair the availability of the Financing on the Closing Date in at least the Required Amount or the ability of Buyer to consummate the Transactions or enforce its rights against the other parties to the Debt Commitment Letter, the Debt Financing Agreements or any other definitive agreements or documents directly related to the Debt Financing relative to the ability of Buyer to enforce such rights against the other parties to the corresponding Debt Commitment Letter, Debt Financing Agreements, or other definitive agreements or documents directly related to the Debt Financing as of the date of this Agreement; provided, that the Debt Commitment Letters may be amended or supplemented to add additional lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letter as of the date of this Agreement so long as any such addition would not constitute a Prohibited Condition. Upon any such amendment, supplement or modification of the Debt Commitment Letter in accordance with this Section 5.17(b), Buyer shall provide a copy thereof to Seller (and, in the case of any fee letter, redacted in the same manner as any fee letter delivered on the date hereof), and references to the “Financing Commitment Letters” and “Debt Commitment Letter” shall include such documents as permitted to be amended, supplemented or modified under this Section 5.17(b), and references to the “Financing” and “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended, supplemented or modified under this Section 5.17(b).

(c)            If for any reason all or any portion of the Debt Financing that, when taken together with the remaining amount of the Financing, is required to fund the Required Amount becomes unavailable on the terms and conditions or from the sources contemplated by the Debt Commitment Letter, Buyer shall promptly notify Seller and use its reasonable best efforts, subject to the last sentence of this Section 5.17(c), to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative debt financing from alternative sources (the “Alternative Financing”) in an amount, when taken together with the remaining amount of the Financing, that is sufficient to fund the Required Amount as promptly as practicable following the occurrence of such event (and in any event on or prior to the date on which the Closing should have occurred pursuant to Section 2.02), containing conditions to draw, conditions to Closing and other terms that would reasonably be expected to affect the availability thereof that (1) are not materially more onerous than those conditions and terms contained in the Debt Commitment Letter (including giving effect to the full extent of the “flex” provisions contained in any related fee letter) and (2) would not reasonably be expected to delay the Closing or make the Closing less likely to occur; provided, that Buyer shall not be required to obtain Alternative Financing subject to conditions precedent required by the financing sources for such Alternative Financing that would constitute Prohibited Conditions; provided, further, that nothing herein or in any other provision of this Agreement shall require, and in no event shall the reasonable best efforts of Buyer be deemed or construed to require, Buyer or any of its Affiliates to pay any fees or other economics in excess of those contemplated by the Debt Commitment Letter and any fee letters related thereto as of the date of this Agreement. Buyer shall provide Seller with a copy of the new financing commitment that provides for such Alternative Financing (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and including any related fee letter, which may be redacted in a manner consistent with Section 4.07, as each of the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time thereafter in compliance with this Section 5.17, the “Alternative Financing Commitment Letter”). If any Alternative Financing is obtained in accordance with this Section 5.17(c), Buyer shall promptly notify Seller thereof and references to the “Debt Financing,” “Financing,” “Debt Commitment Letter” and “Financing Commitment Letters” (and other like term in this Agreement) shall include such Alternative Financing and Alternative Financing Commitment Letter, as applicable.

(d)            Seller shall, and shall cause each Company Entity to, use their reasonable best efforts, to provide customary cooperation as may be reasonably necessary or requested in writing (which may be through email) in connection with the arrangement and implementation of the Debt Financing, including using reasonable best efforts to:

(i)              as promptly as practicable, furnish Buyer with the Financial Statements, other financial statements and financial information and other pertinent customary information regarding the Company and its Subsidiaries requested by Buyer in connection with the Debt Financing and customarily required for completion of similar financings, including information customarily included in syndication or marketing materials or offering documents for financings similar to the Debt Financing, in each case, to the extent such information is necessary to satisfy the conditions set forth in the Debt Commitment Letter;

(ii)             cooperate with prospective lenders and investors in performing their due diligence of the Company Entities, including in respect of any solvency, or other analysis performed by Buyer or a third party engaged by Buyer in connection with the Debt Financing;

(iii)            cooperate in the preparation of materials for any marketing materials, bank information memoranda (including (x) confirming the absence of material non-public information relating to the Company and its Subsidiaries or their securities contained therein upon request by Buyer and (y) the delivery of customary authorization letters authorizing the distribution of information to prospective lenders or investors), lender presentations or similar documents;

(iv)            assist Buyer with the preparation of pro forma financial information and pro forma financial statements to the extent requested by Buyer or the Debt Financing Sources to be included in any marketing materials or of the type required by the Debt Commitment Letters (provided that Company and its Subsidiaries shall not be responsible for the preparation of any pro forma financial statements or pro forma adjustments in connection with the Debt Financing);

(v)            if requested in writing by a Debt Financing Source at least nine Business Days prior to the Closing Date, furnish to such Debt Financing Source, at least four Business Days prior to the Closing, information regarding the Company and its Subsidiaries that is required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act of 2001 and the requirements of 31 C.F.R. §1010.230;

(vi)            (A) reasonably assist with the pledging of collateral for the Debt Financing, including by permitting the evaluation or appraisal of assets, assisting with field audits, due diligence examinations and evaluations of the current assets, inventory and cash management systems (x) of the Company and its Subsidiaries or (y) used in the Business, (B) reasonably assist with obtaining landlord waivers, consents or estoppels (provided that no such agreements shall be effective prior to Closing), (C) reasonably assist with obtaining releases of existing Liens (provided that no such documents or agreements shall be effective prior to Closing), (D) assist with the establishment of blocked account arrangements and lock box arrangements in connection with the Debt Financing and (E) assist with obtaining credit card processor acknowledgments (provided that the Company shall not be required to enter into blocked account arrangements, lock box arrangements or credit card processor acknowledgements prior to the Closing);

(vii)            take all corporate actions, subject to the occurrence of the Closing, reasonably requested by Buyer to permit the consummation of the Debt Financing (provided, that no such action shall be required of the board of directors (or similar managing body) of the Company prior to the Closing);

(viii)          cooperate in satisfying the conditions precedent set forth in the Debt Commitment Letters or any definitive document relating to the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company and its Subsidiaries;

(ix)            provide for appropriate members of management to participate in a reasonable number of conference calls and presentations with prospective lenders and/or investors during regular business hours and with reasonably advance notice; and

(x)             reasonably assist with the preparation of definitive financing documentation (including any guarantee, pledge and security documents, supplemental indentures, currency or interest rate hedging arrangements other definitive financing documents, or other certificates or documents as may be reasonably requested by Buyer or the Debt Financing Sources (including a certificate of the chief financial officer of the Company with respect to solvency matters in the form set forth as an exhibit to the Debt Commitment Letters)), and the schedules and exhibits thereto, in each case, as may be reasonably requested by Buyer;

provided, that the Company Entities shall not be required to enter into any such document or instrument contemplated by the foregoing clauses prior to the Closing; and provided, further, that, notwithstanding anything to the contrary contained in this Agreement (including this Section 5.17), (a) nothing in this Agreement (including this Section 5.17) shall require any such cooperation to the extent that it would (i) require Seller to waive or amend any terms of this Agreement or require Seller or any of its Affiliates to incur any liability or make any payment that is not promptly reimbursed by Buyer hereunder (or, in the case of any contingent liability, not subject to indemnification by Buyer hereunder) or enter into any Contract in connection with the Financing that would be effective prior to the Closing other than customary authorization letters, (ii) require Seller or the Company Entities to (x) agree to pay any commitment or other fee or reimburse any expenses in connection with the Financing (in the case of the Company Entities, prior to the Closing) or (y) incur any liability or give any indemnity or otherwise commit to take any action (in the case of the Company Entities, that is not contingent on the Closing), in each case, that is not promptly reimbursed by Buyer hereunder (or, in the case of any contingent liability, not subject to indemnification by Buyer hereunder), (iii) unreasonably interfere with the ongoing business or operations of Seller, the Company Entities (taken as a whole) or any of their respective Affiliates, (iv) require Seller or the Company Entities to take any action that would (v) jeopardize any attorney-client privilege, (w) violate its respective certificates of incorporation or bylaws (or comparable documents), (x) violate any Applicable Law, (y) constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of such Person or to a loss of any benefit to which such Person is entitled under any provision of any agreement or other instrument binding upon such Person or (z) result in the creation or imposition of any Lien on any asset of such Person (except, in the case of the Company Entities, any Lien on any of its assets that becomes effective only upon the Closing), (v) require Seller, any of its Affiliates or Subsidiaries, the Company Entities, or their respective directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives to enter into or approve any Debt Financing Agreement or other definitive agreement or document related to the Financing that would become effective prior to the Closing Date, (vi) result in any significant interference with the prompt and timely discharge of the duties of Seller’s, any of its Affiliates’ or the Company Entities’ directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives, (vii) reasonably be expected to result in any of Seller’s, any of its Affiliates’ or the Company Entities’ directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives incurring any personal liability with respect to any matters relating to the Financing or (viii) cause any condition to Closing set forth in Article 8 to fail to be satisfied by the End Date or otherwise result in a breach of this Agreement by Seller, (b) no action, liability or obligation of the Company Entities or their respective directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing shall be effective until the Closing, and (c) the parties hereto agree that any information with respect to the prospects and plans for the Company Entities’ business and operations in connection with the Financing will be the sole responsibility of Buyer, and none of Seller, any of its Affiliates, the Company Entities or their directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives shall have any liability or incur any damages with respect thereto or be required to provide any information (other than the Financial Statements) or make any presentations with respect to capital structure, or the incurrence of the Financing or other pro forma information relating thereto or the manner in which Buyer intends to operate, or cause to be operated, the Company Entities after the Closing. Seller hereby consents, on behalf of itself and the Company Entities, to the reasonable and customary use of their logos (or other logos used in connection with the Business) in connection with the Debt Financing; provided, such logos are used in a manner that is not intended to or reasonably likely to harm or disparage the reputation or goodwill of any of the Company Entities or of the Business.

(e)            Buyer acknowledges and agrees that neither Seller nor any of its Affiliates nor, prior to the Closing, the Company Entities, shall have any responsibility for, or incur any liability to any Person under or with respect to, the Financing or any cooperation provided pursuant to this Section 5.17 that is not promptly reimbursed by Buyer hereunder (or, in the case of any contingent liability, not subject to indemnification by Buyer hereunder). Notwithstanding anything to the contrary contained in this Agreement (including this Section 5.17), (i) Buyer shall promptly reimburse Seller for all reasonable and documented costs and expenses (including attorneys’ fees) incurred by Seller, its Affiliates or the Company Entities in connection with the Financing and/or the arrangement thereof (including the actions and cooperation contemplated by Section 5.13(e)) and (ii) Buyer shall indemnify and hold harmless Seller, its Affiliates, the Company Entities and their respective directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives from and against any and all damages actually suffered by any of them in connection with the Financing and/or the arrangement thereof (including any arising from or relating to the actions and cooperation contemplated by Section 5.13(e)) or any information used in connection therewith, except to the extent relating to the gross negligence or willful misconduct of Seller, the Company Entities, or any of their respective Representatives, in each case, as determined by a court of competent jurisdiction in a final and non-appealable judgment.

(f)            Buyer shall give Seller prompt notice of (i) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to any Financing Commitment Letter, Debt Financing Agreement or other definitive agreement or document related to the Financing, (ii) the receipt of any written notice or written communication from any party to any Financing Commitment Letter, Debt Financing Agreement or other definitive agreement or document related to the Financing with respect to any actual or threatened withdrawal, termination or repudiation of any provision of such Financing Commitment Letter, Debt Financing Agreement or other definitive agreement or document related to the Financing if such withdrawal, termination or repudiation would reasonably be expected to result in the amount of the Financing being less than the Required Amount, (iii) the receipt of any written notice or other written communication on the basis of which Buyer expects that a party to the Financing will fail to fund the Financing or is reducing the amount of the Financing to an amount less than the Required Amount and (iv) Buyer reasonably believes that it will not be able to timely obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Commitment Letters, Debt Financing Agreements or other definitive agreements or documents related to the Financing, in an amount required to fund the Required Amount. As soon as reasonably practicable after the delivery by Seller of a written request therefor, Buyer shall provide confirmation to Seller as to whether notice is required pursuant to the immediately preceding sentence. Upon the written request of the Company, Buyer shall inform Seller in reasonable detail of the status of its efforts to arrange the Financing (or Alternative Financing in accordance with Section 5.17(c)) and promptly provide to the Company copies of any amendment, replacement, supplement, termination, modification or waiver to the Financing Commitment Letters or any related fee letter (in the case of the fee letter, redacted in a manner set forth in Section 4.07). As promptly as reasonably practicable, after the date on which Seller delivers to Buyer a written request, Buyer shall provide any information reasonably requested by Seller relating to any circumstance referred to in clauses (ii), (iii) or (vi) of the immediately preceding sentence.

(g)            Notwithstanding anything to the contrary herein, (i) it is understood and agreed that (A) the condition precedent set forth in Section 8.01(b)(ii) as applied to Sellers’ obligations under this Section 5.17 shall be deemed to be satisfied and (B) Seller shall be entitled to exercise each of the termination rights applicable to it in Article 9 hereof (subject to the terms and conditions thereof), in each case, notwithstanding any breach of this Section 5.17 by Seller, unless the Debt Financing has not been obtained as a direct and primary result of Seller’s willful and material breach of its obligations under this Section 5.17 and (ii) Buyer acknowledges and agrees that obtaining the Financing is not a condition to Closing.

(h)            All information regarding Seller, the Company Entities or any of their respective Affiliates made available to Buyer pursuant to this Section 5.17 shall be kept confidential by Buyer in accordance with the Confidentiality Agreement.

Section 5.18.         Confidentiality.

(a)            For a period of two years from and after the Closing Date, Seller shall, and shall cause its Subsidiaries to, and shall instruct their respective Representatives to, hold in confidence and not disclose to any Person other than Seller and its Subsidiaries any nonpublic information that is confidential, proprietary or competitively sensitive (“Sensitive Business Information”) to the extent relating to the Business or the Company Entities; provided, that the foregoing restriction shall not apply to (a) information that becomes available on a non-confidential basis to Seller or any of its Affiliates from and after the Closing from a third-party source that is not known by Seller or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (b) information that is in the public domain or enters into the public domain other than as a result of breach by Seller or any of its Affiliates of this Section 5.18, (c) the extent necessary to comply with the terms of this Agreement, the Transition Services Agreement or any other Transaction Agreement, any Shared Contract, or any other Contract or license between Buyer, the Company Entities or any of their respective Affiliates, (d) information that is, following the Closing, independently developed or derived by Seller or any of its Affiliates without use of such Sensitive Business Information, (e) information that exclusively relates to the Retained Business, (f) information that Seller or its Subsidiaries are required by Applicable Law to disclose, or (g) disclosure to the extent reasonably required to enforce any right or remedy relating to this Agreement, the other Transaction Agreements or the Transactions; provided that to the extent legally permissible, either Seller or any one of its Affiliates (i) shall notify Buyer of its intention to make any such disclosure described in clause (f) and provide a list of the Sensitive Business Information related to the Business or the Company Entities that Seller, its Affiliates and their respective Representatives intends to disclose prior to making such disclosure, (ii) will use their reasonable best efforts to seek an appropriate protective order or other remedy with respect to disclosing such Sensitive Business Information (at Buyer’s sole cost and expense) and (iii) in the event that such a protective order or other remedy is not obtained, Seller, its Affiliates and their respective Representatives (x) will furnish only that portion of the Sensitive Business Information that in the advice of Seller’s legal counsel is required by Applicable Law to be disclosed and (2) will use its reasonable best efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to any such disclosed information that Buyer so designates.

(b)            Notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreement, all information provided or made available to Buyer, its Affiliates or any of their respective Representatives pursuant to this Agreement, the other Transaction Agreements or in connection with the Transactions, whether provided prior to or after the date hereof, shall be subject to the Confidentiality Agreement. The Confidentiality Agreement shall terminate at the Closing only with respect to (i) any use restrictions contained therein solely with respect to use of Confidential Information by Buyer or the Company Entities (and not any other Affiliates of Buyer or any of their respective Representatives), and (ii) that portion of the Confidential Information (as defined in the Confidentiality Agreement) as relates to the Business and otherwise shall continue in full force and effect following the Closing for the remainder of the applicable term thereof; provided, that (x) the Confidentiality Agreement shall be deemed to incorporate the exceptions to the disclosure restrictions in the proviso of 5.18(a) mutatis mutandis and (y) the terms of Section 5.21(b) of this Agreement shall be deemed to replace and fully supersede the terms of Section 6 or Section 10 of the Confidentiality Agreement, as applicable, that expressly limit or restrain in any material respect the freedom or ability of Buyer or any of its Affiliates from employing, engaging, hiring, entering into an agency or consulting relationship with, or recruiting, contacting, approaching or soliciting for purposes of offering employment to, hiring or engaging any officer, director, manager or employee of any Company Entity, the Seller or any of Seller’s other Affiliates. If this Agreement is terminated, for any reason, prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with their respective terms of such Confidentiality Agreement.

Section 5.19.         Transition; Further Action.

(a)            Promptly following the date hereof, and until the earlier of the Closing and the valid termination of this Agreement, each of Seller and Buyer shall designate a team of personnel from each of the functional areas set forth in Section 5.19 of the Disclosure Schedule (a “Transition Team”) to coordinate and mutually cooperate in good faith in connection with the implementation of the purchase of the Business by Buyer and the operation of the Business by Buyer on and after the Closing, including to provide information reasonably requested by Buyer, Seller and their respective Representatives (subject to the terms and conditions of Section 5.04 and the terms and conditions of the Confidentiality Agreement) in connection therewith. Each of Seller and Buyer shall designate a Transition Team lead, who shall be an individual with sufficient knowledge and qualifications to manage the transition process, and who shall meet with the other party and its Representatives during Working Hours at such times as Seller and Buyer shall mutually agree (which meetings may occur remotely or by phone or video conference). From the date hereof until the earlier of the Closing or the valid termination of this Agreement, Buyer and Seller shall each use reasonable best efforts to cause the Transition Team to provide such information and reasonable assistance to Seller, Buyer and their respective Representatives (subject to the terms and conditions of Section 5.04 and the terms and conditions of the Confidentiality Agreement), as applicable, as Seller, Buyer and their respective Representatives may reasonably request in connection with the foregoing, including with respect to: (i) planning and implementing all steps necessary for the efficient purchase of the Business by Buyer and the operation of the Business after the Closing; (ii) planning and implementing efficient processes with respect to information technology necessary for the efficient operation of the Business after the Closing; (iii) enabling Buyer or, following the Closing, the Company Entities, to obtain policies or binders of insurance covering the Business effective as of the Closing; and (iv) the matters described in Section 5.19(a) of the Seller Disclosure Schedule. From the date hereof until the earlier of the Closing or the valid termination of this Agreement, Buyer and Seller shall use reasonable best efforts to cause the Transition Team to meet on a regular basis (but at least once per month) regarding the completion of the foregoing Transaction matters. Buyer agrees, on behalf of itself and its Affiliates, Representatives and any other Persons acting on behalf of Buyer to coordinate all requests for information, from and after the date hereof, through one or more members of the Transition Team by Seller or any of its Affiliates in connection with its obligations as set forth in this Section 5.19. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.19(a) shall require Seller to provide, or cause to be provided, any service contemplated to be included (or expressly contemplated to be excluded) in the Transition Services Agreement or the schedules thereto prior to or after the Closing.

(b)            In furtherance, and not in limitation, of the other rights and obligations set forth in this Agreement or any other Transaction Agreement, from time to time after the Closing, upon the reasonable written request of Buyer, on the one hand, or Seller, on the other hand, the non-requesting party shall use reasonable best efforts to (and shall use reasonable best efforts to cause any of its applicable Affiliates to) execute and deliver all such documents and instruments and take all such further or other actions as are reasonably necessary or desirable to effectuate the intent of this Agreement and to confirm and assure the rights and obligations provided for in this Agreement to render effective the consummation of the Transactions.

Section 5.20.         Litigation Support.

(a)            In the event and for so long as any party hereto or any of its respective Affiliates is prosecuting, contesting or defending any action, investigation, charge, claim, or demand, suit, arbitration, proceeding (whether administrative or otherwise) or other similar matter by or against a third party (except to the extent such action, investigation, charge, claim, or demand, suit, arbitration, proceeding or other similar matter is brought against or by the other party hereto or any Affiliate of such other party) in connection with (i) any of the Transactions, or (ii) any fact, situation, circumstance or transaction relating to, in connection with or arising from the Retained Businesses, the Business or the Company Entities (including, for the avoidance of doubt, any portion of the Retained Businesses that was historically part of a Company Entity), as applicable, Buyer or Seller, as applicable, shall, and shall cause their respective Affiliates (and shall use its reasonable best efforts to cause its and their other Representatives) to, at the expense of the other party (including in respect of any reasonable and documented attorneys’ fees, costs and expenses), subject to the terms and conditions of Section 5.04 and the terms and conditions of the Confidentiality Agreement, use reasonable best efforts to cooperate with the other party (or its applicable Affiliates) and its counsel in such prosecution, contest or defense, including using reasonable best efforts to, during Working Hours, (i) make available its personnel, participate in meetings, provide such testimony, and access to their books and records, and take such other actions, in each case as shall be reasonably necessary in connection with such prosecution, contest or defense; provided, that (x) Seller shall not be required to take, or refrain from, any action pursuant to this Section 5.20 which would unreasonably interfere with the business and operations of Seller or any of its Affiliates, (y) no party shall be required to take, or refrain from, any action pursuant to this Section 5.20 that would violate or result in a waiver of any attorney-client privilege held by such party or its Affiliates, violate any Applicable Law or contravene any confidentiality undertaking in effect between such party and a third party.

(b)            From and after the Closing, to the extent permitted by Applicable Law, (i) Seller hereby agrees to, to the extent applicable, (x) move for substitution or take similar actions under Applicable Law for Buyer or one of its Affiliates to be substituted in any and all actions, investigations, charges, claims, or demands, suits, arbitrations, proceedings (whether administrative or otherwise) or other similar matters primarily related to the Business or the Company Entities for Seller or any of its Affiliates, and (y) to move for Seller or its applicable Affiliate to be released from any and all such actions, investigations, charges, claims, or demands, suits, arbitrations, proceedings (whether administrative or otherwise) or other similar matters effective as of the Closing, and (ii) Buyer hereby agrees to, or to cause its Affiliates to, to the extent applicable, (x) move for substitution or take similar actions under Applicable Law for Seller or one or more of Seller’s Affiliates to be substituted in any and all actions, investigations, charges, claims, or demands, suits, arbitrations, proceedings (whether administrative or otherwise) or other similar matters primarily related to the Retained Business (or any other business conducted by the Seller or its Affiliates other than the Business) for any Company Entities, and (y) to move for the Company Entities to be released from any and all such actions, investigations, charges, claims, or demands, suits, arbitrations, proceedings (whether administrative or otherwise) or other similar matters. In the event of any conflict between this Section 5.20 and Article 7, Article 7 shall control.

Section 5.21.         Nonsolicitation; Noncompetition.

(a)            In consideration of the completion of the Transactions, for a period of two years following the Closing Date (the “Restricted Period”), Seller shall not, and shall cause its Affiliates not to, without the prior written consent of Buyer, directly or indirectly, (i) employ, engage, hire, enter into an agency or consulting relationship with, or recruit, contact, approach or solicit for purposes of offering employment to, hiring or engaging any Continuing Employee who is or was an officer, director or manager of any Company Entity or an employee at or above the “L3”-level (such Persons, “Restricted Business Employees”), or (ii) seek to persuade any Restricted Business Employee to discontinue employment or engagement with Buyer or any of its Affiliates, including the Company Entities. Notwithstanding the foregoing, Seller and its Affiliates shall not be prohibited under this Section 5.21(a) from (A) conducting generalized solicitations (through media advertisements of general circulation, employment search firms, open job fairs or otherwise) not specifically targeted or directed toward Restricted Business Employees, or (B) soliciting or hiring any Restricted Business Employee who (1) has been terminated by Buyer or any of its Affiliates (including, following the Closing, the Company Entities) or (2) resigned from employment with a Company Entity, Buyer or other Affiliate of Buyer (assuming such Restricted Business Employee had not been solicited or induced to resign from their employment with a Company Entity, Buyer or other Affiliate of Buyer, by, or on behalf of, Seller or any of its Affiliates prior to the resignation from their employment), in each case of clause (2), for at least three months before the soliciting or hiring began.

(b)            In consideration of the completion of the Transactions, during the Restricted Period, Buyer shall not, and shall cause its Affiliates not to, without the prior written consent of Seller, directly or indirectly, (i) employ, engage, hire, enter into an agency or consulting relationship with, or recruit, contact, approach or solicit for purposes of offering employment to, hiring or engaging any officer, director, manager or employee of Seller or any of its Affiliates (excluding the Company Entities) at or above the “L3”-level, (such Persons, “Restricted Seller Employees”), or (ii) seek to persuade any Restricted Seller Employee to discontinue employment or engagement with Seller or any of its Affiliates. Notwithstanding the foregoing, Buyer and its Affiliates shall not be prohibited under this Section 5.21(b) from (A) conducting generalized solicitations (through media advertisements of general circulation, employment search firms, open job fairs or otherwise) not specifically targeted or directed toward Restricted Seller Employees, or (B) soliciting or hiring any Restricted Seller Employee who (1) has been terminated by Seller or any of its Affiliates, (2) resigned from employment with a Seller or its Affiliates (assuming such Restricted Seller Employee had not been solicited or induced to resign from their employment with Seller or its Affiliates, by, or on behalf of, Buyer or any of its Affiliates prior to the resignation from their employment), in each case of clause (2), for at least three months before the soliciting or hiring began or (3) is involved in the provision of services under the Transition Services Agreement after the Closing; provided, that the exception provided for at this clause (3) shall only apply to those Restricted Seller Employees who are at or below the “L3”-level.

(c)            During the Restricted Period, Seller shall not, and shall cause its Subsidiaries not to, engage in, or manage, operate, control or own an Equity Interest in any Person engaged in, any business that directly competes with the Business (the “Restricted Business”) in the United States to the extent such Restricted Business is located within the same shopping center as any discount retail store location under the brand name “Family Dollar” currently operated by the Company Entities that is open to the public. Notwithstanding the foregoing, nothing in this Section 5.21(b) shall prohibit or prevent Seller or any of its Subsidiaries from: (i) (x) continuing to provide any goods or services provided by Seller or its Affiliates (other than the Business) as of the date hereof, in each case, in the same locations as located in as of the date of this Agreement, (y) continuing to operate any discount retail stores that are part of the Retained Business in the same locations as located in as of the Closing, or (z) taking any action or managing, operating, controlling or engaging in any Retained Business contemplated by the Store Opening and Closure Plan or Section 5.21(c) of the Seller Disclosure Schedule; (ii) exercising its rights or complying with its obligations under this Agreement or any other Transaction Agreement; (iii) owning, holding or acquiring solely as a passive investment not in excess of five percent (5%) in the aggregate of any class of capital stock of any Person, regardless of whether or not such Person is engaging in the Restricted Business; or (iv) acquiring any Equity Interests (whether by way of a purchase, merger, consolidation or other transaction) in any Person if such Person is (x) a diversified business having not more than ten percent (10%) of its sales (based on its latest annual consolidated financial statements) attributable to any business that is a Restricted Business, or (y) is a diversified business (other than any Specified Business) having more than ten percent (10%) of its sales (based on its latest annual consolidated financial statements) attributable to any Restricted Business if Seller divests the portion of the business of such Person that constitutes the Restricted Business within six months following such acquisition, in each case of this clause (iv), provided that a primary purpose of such transaction is not to evade the obligations of Seller under this Section 5.21(b) or to engage in a Restricted Business. This Section 5.21(b) shall cease to be applicable to any Person at such time as it is no longer a Subsidiary or controlled Affiliate of Seller and shall not apply to any Person that purchases assets, operations or a business from Seller or one of its Subsidiaries, if such Person is not a Subsidiary or other controlled Affiliate of Seller after such transaction is consummated.

(d)            If any provision contained in this Section 5.21 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 5.21, but this Section 5.21 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained in this Section 5.21 is held to cover a geographic area or to be for a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 5.21 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (in each case not greater than those contained herein) as shall be valid and enforceable under such Applicable Law. Each party acknowledges that the other party hereto and their respective Affiliates would be irreparably harmed by any breach of this Section 5.21 and that there would be no adequate remedy at law or in damages to compensate the other party and its respective Affiliates for any such breach. Each party agrees that the other party hereto shall be entitled to seek injunctive relief to prevent breaches or threatened breaches of this Section 5.21, without having to post bond or other security, requiring specific performance by the other party hereto in addition to any other remedy to which such party is entitled at law or in equity. Buyer and Seller acknowledge and agree that the restrictive covenants set out in this Section 5.21 are integral to this Agreement.

Section 5.22.         Exclusivity.

(a)            From the date hereof through the Closing (or the earlier termination of this Agreement in accordance with its terms):

(i)              Seller shall not, and shall cause its Subsidiaries (including the Company Entities) and its and their respective directors and officers not to, and shall direct its and their other Representatives acting on their behalf to not, directly or indirectly, except for purposes of any communication permitted by Section 5.22(c) below, solicit, knowingly facilitate, knowingly induce or knowingly encourage, engage in discussions or negotiations with respect to, or otherwise enter into, any proposals, offers, agreements or arrangements with any person or entity (other than Sponsor, Buyer, Affiliates or the Representatives of the foregoing) concerning an Alternative Transaction;

(ii)             Seller shall, and shall cause its Subsidiaries (including the Company Entities) and its and their respective directors and officers, and shall direct its and their respective other Representatives to, immediately cease and terminate (and Seller shall not, and shall cause its Subsidiaries and their respective Representatives not to, resume or otherwise continue) any solicitation, initiation, knowing encouragement, discussion and/or negotiation with any Person (other than Sponsor, Buyer, Affiliates, and the Representatives of the foregoing) concerning any Alternative Transaction;

(iii)            Seller shall, and shall cause its Subsidiaries (including the Company Entities) and its and their respective directors and officers to, and shall direct its and their respective other Representatives to, immediately terminate any third party’s (other than Sponsor, Buyer, each of their respective Affiliates, and the Representatives of the foregoing) access to any virtual data room containing any nonpublic information in connection with, or for the purpose of encouraging or facilitating, any Alternative Transaction and shall not provide any such third party with access to any virtual data room containing such information during such period in connection with any Alternative Transaction; and

(iv)            Seller shall not, and shall cause its Subsidiaries (including the Company Entities) not to, approve, authorize or enter into any Alternative Transaction.

(b)            If Seller, any of its Affiliates (including the Company Entities) or any of its and their respective Representatives receives an inquiry, offer, proposal or indication of interest that constitutes, or could reasonably be expected to lead to, an Alternative Transaction, within two Business Days of such receipt, (i) Seller may inform the third party in writing that it is unable to engage in discussions with respect to an Alternative Transaction at such time and of the existence of this Agreement, and (ii) thereafter Seller shall, and shall direct its directors, officers and other Representatives to, cease any further contact in respect of such inquiry, offer or proposal.

(c)            For purposes of this Section 5.22, “Alternative Transaction” shall mean, (other than the Transactions or any other transaction involving solely the Company Entities or Sponsor, Buyer or any of their respective Affiliates or any Representatives of the foregoing, including any Buyer-Approved Transaction), any transaction or series of related transactions, including any offer or proposal, relating to (i) any acquisition or purchase, direct or indirect, of all or a majority of the assets of the Business (excluding, for the avoidance of doubt, sales of inventory) or of any class of equity or voting securities of any Company Entity, or (ii) a merger, consolidation, amalgamation, share exchange, business combination, sale of a majority of the assets, reorganization, recapitalization, liquidation, dissolution, or other similar transaction involving the Business or any Company Entity; provided, for the avoidance of doubt, that in no event shall any acquisition, sale, merger, consolidation, amalgamation, share exchange, business combination, sale of a majority of the assets, reorganization, recapitalization, liquidation, dissolution, or similar transaction or series of transactions, direct or indirect, with respect to all or any portion of the Equity Interests or assets, rights or properties of the Retained Business or Seller or any of its Affiliates (other than the Company Entities or the Business) be deemed to be an “Alternative Transaction” or be otherwise prohibited by this Section 5.22.

Section 5.23.         Resignation Letters. Following the written request of Buyer (which request shall be delivered by Buyer at least five Business Days prior to the Closing), Seller shall, and shall cause the Company Entities to, use reasonable best efforts cause any so requested member of the board of managers, board of directors or similar governing body of the Company Entities, or managers or officers of any Company Entities, in each case who is not a Company Employee, to resign from such position (but, subject to Section 6.02, not, for the avoidance of doubt, from their positions as a Company Employee) effective as of the Closing Date. From the date hereof until the Closing, Buyer and Seller shall use reasonable best efforts to mutually agree on a customary form of resignation letter to be used to consummate the resignations contemplated by this Section 5.23.

Section 5.24.        Third Party Consents. From the date hereof until the Closing, Seller shall use commercially reasonable efforts, and shall cause the Company Entities to use commercially reasonable efforts, to obtain any material Authorizations, with respect to the Transactions, from or to any third parties who are not Governmental Authorities, as may be reasonably requested by Buyer in writing under any commercial Contract or Real Property Lease, in each case, which is reasonably material to the Business, taken as a whole; provided, that, notwithstanding anything to the contrary contained in this Agreement, no party to this Agreement nor any of its Affiliates shall be required to expend any money, make any concession, commence or participate in any action or lawsuit, incur liabilities or Damages or offer or grant any accommodation (financial, contractual or otherwise) or other consideration to any third party to obtain any such third-party Authorization pursuant to this Section 5.24. The parties acknowledge and agree that the failure to obtain any such Authorization pursuant to this Section 5.24 shall not, in and of itself, give rise to a breach of this Agreement, shall not be a condition to the obligation of the parties hereto to consummate the Transactions, and shall not be taken into account with respect to any condition to Closing set forth in Article 8 or any right to terminate this Agreement pursuant to Article 9. Except as otherwise provided herein, the provisions of this Section 5.24 shall not apply to any Authorizations that are otherwise governed under any other section of this Article 5, the Transition Services Agreement, or Annex A.

Section 5.25.         Title Insurance. Seller shall reasonably cooperate with Buyer in connection with Buyer’s obtaining (for itself, any Company Entities or any lenders), at Buyer’s sole cost and expense, any customary title insurance (including any non-imputation and other endorsements) that Buyer determines to obtain in respect of the Material Owned Real Property, including by executing and delivering at the Closing such affidavits, estoppels as may be reasonably requested by the title company issuing the same. Buyer shall reimburse Seller for all fees, costs and expenses incurred by Seller or any of its Affiliates in connection with its obligations to cooperate as set forth in Section 5.25.

Section 5.26.         Data Privacy. For a period of two years following the Closing, each of Seller and Buyer shall, and shall cause their respective Affiliates (including, with respect to Buyer, the Company Entities) to, use commercially reasonable efforts to (a) comply with all Privacy Laws in connection with any and all processing (as such term is defined under the Privacy Laws) of any Personal Data processed by the Company Entities prior to the Closing in the operation of the Business and owned or controlled by, licensed to or otherwise in the possession of the Company Entities or Seller or any of its Affiliates, as applicable, as of immediately prior to the Closing and (b) process all such Personal Data in accordance with the Privacy Policies, user consents and notices in effect with respect to the Business as of immediately prior to the Closing, unless and until such time as revised notices are provided to, and/or consents are obtained from, the relevant individuals as required under the Privacy Policies and/or Privacy Laws in connection with any processing (including any different or additional processing) thereof.

Section 5.27.         Knowledge Transfer.

(a)            At Buyer’s sole cost and expense, promptly following the Closing, Seller shall, and shall cause its Subsidiaries (other than the Company Entities) to, deliver to Buyer copies of all documentation and materials relating to any material Company Intellectual Property Rights (including, for the avoidance of doubt, (i) the source code for any and all Software included in the Company Intellectual Property Rights and (ii) the Company Intellectual Property Rights set forth on Section 5.27 of the Seller Disclosure Schedule ); in each case, solely to the extent such documentation and materials (x) are in the possession and control of Seller or any of its Subsidiaries (other than the Company Entities) as of the Closing Date and (y) are not already in the possession or control of the Company Entities as of the Closing Date.

(b)            Promptly following the Closing (but in any case, at any time during the term of the Transition Services Agreement), Buyer may provide Seller with a written request for copies of any material documentation or materials relating to any Seller Licensed IP that is used in and material to the Business as of immediately prior to Closing. Seller shall consider any such request in good faith and, to the extent Seller approves any such request, Seller shall, and shall cause its Subsidiaries (other than the Company Entities) to, deliver to Buyer such documentation and materials, at Buyer’s sole cost and expense, and solely to the extent such documentation and materials (i) are in the possession and control of Seller or any of its Subsidiaries (other than the Company Entities) as of the time of such request and (ii) are not already in the possession or control of the Company Entities as of the Closing Date.

Section 5.28.         Transition Services Agreement Schedules.

(a)            From the date hereof until the Closing, Seller and Buyer shall negotiate reasonably and in good faith to mutually agree to changes or updates to the form of Schedule A to the Transition Services Agreement, which Schedule A shall include the Services (as defined in the Transition Services Agreement) reasonably required to operate the Business as a standalone business as of immediately following the Closing (subject to the excluded services set forth on Schedule C) (such services, the “Standalone Services”). The parties acknowledge and agree that (i) any Service Charges (as defined in the Transition Services Agreement) not currently set forth on the form of Schedule A to the Transition Services Agreement, shall reasonably approximate the cost of providing such services, without any intent to cause Seller (or its applicable Affiliate) to make any profit or to incur any loss, and (ii) in no event shall any Service Period (as defined in the Transition Services Agreement) exceed eighteen months.

(b)            From the date hereof until the Closing, the parties acknowledge and agree that, solely to the extent that the parties desire to negotiate changes or updates to Schedule B to the Transition Services Agreement (the “Reverse TSA Services”), (i) any Service Charges (as defined in the Transition Services Agreement) for a Reverse TSA Service not currently set forth on the form of Schedule B to the Transition Services Agreement, shall reasonably approximate the cost of providing such services, without any intent to cause Buyer or the Company Entities to make any profit or to incur any loss, and (ii) in no event shall any Service Period (as defined in the Transition Services Agreement) for a Reverse TSA Service exceed eighteen months.

(c)            The parties acknowledge and agree that in no event shall any failure of Seller and Buyer to so agree upon any such change or update to Schedule A to the Transition Services Agreement or to any Reverse TSA Service (or any other change, amendment, or revision to the Transition Services Agreement) give rise to a breach of this Agreement, constitute a failure of a condition to the Closing to be satisfied (nor shall such failure delay the Closing), or be taken into account with respect to any right to terminate this Agreement pursuant to Article 9. For the avoidance of doubt, Seller’s offer to provide all Standalone Services at cost, to the extent such Standalone Services have consistently been provided to the Company Entities during the 180 day period prior to the date hereof, shall be deemed to satisfy Seller’s obligations under Section 5.28(a).

Section 5.29.      OpCo/PropCo Cooperation.

(a)            On or prior to the date that is seventy five (75) calendar days from the date hereof, Buyer shall deliver to Seller written notice of its intention to consummate the transactions contemplated by this Section 5.29, together with a reasonably detailed summary of any proposed Buyer-Approved Transactions.

(b)            To the extent the written notice contemplated by Section 5.29(a) is timely delivered by Buyer to Seller, from the date of such written notice until the Closing, Seller shall use commercially reasonable efforts to provide (or cause its Affiliates to provide) such cooperation and assistance as Buyer may reasonably request, at Buyer’s sole cost and expense, to (a) form (or cause to be formed) one or more limited liability companies, which would be Company Entities had such limited liability companies been formed as of the date hereof, on the basis of organizational documents in form and substance reasonably acceptable to Seller, (b) transfer or distribute or cause to be sold, transferred or distributed (by merger or otherwise) any PropCo Assets or OpCo Assets, or Equity Interests of, any Company Entity that holds PropCo Assets or OpCo Assets, and (c) effect an alternative transaction under which Buyer or an Affiliate of Buyer shall first acquire the PropCo Assets or the Equity Interests of one or more Company Entities that solely own the PropCo Assets or the Opco Assets or the Equity Interests of one or more Company Entities that solely own the OpCo Assets (any action or transaction described in any of clauses (a) through (c), a “Buyer-Approved Transaction”); provided, that (i) neither Seller nor any of its Affiliates shall be required to take any action (x) in contravention of (A) any organizational document of Seller or its Affiliates, (B) Applicable Law or Permit, (C) any Contract of, or binding, on Seller or any of its Affiliates (excluding Contracts to which only Company Entities are a party that can be terminated with no liability to Seller or its other Affiliates), or (y) that would result in (A) any right of termination, cancellation or of any payment, obligation or liability under any Contract of, or binding on, Seller or its Affiliates (other than the Company Entities), (B) any adverse tax consequences to Seller, its Affiliates or the Company Entities (in each case, that are not otherwise reimbursed or borne solely by Buyer), as may be determined in Seller’s reasonable discretion, or (C) or would reasonably be expected to result in a material impairment or delay on Seller, Buyer or their respective Affiliates’ ability to perform or comply with its obligations under this Agreement or to consummate the Closing, (ii) any action contemplated by this Section 5.29, including the consummation of any Buyer-Approved Transaction or other obligations of Seller or its Affiliates (including the Company Entities) to incur any liabilities with respect thereto, shall be contingent on and effective as of the consummation of the Closing, (iii) any action contemplated by this Section 5.29 (or the inability to complete such actions), including the consummation of any Buyer-Approved Transaction, shall not affect or modify in any respect the obligations of Buyer or its Affiliates under this Agreement and the other Transaction Documents, including the amount of or timing of payment of the Purchase Price, (iv) notwithstanding anything to the contrary herein, nothing in this Section 5.29 shall in any way alter Buyer and Sellers’ obligation to make the election required under Section 7.05(a) of this Agreement and Buyer and Seller shall not take any action in contravention of, or reasonably likely to impact or impair, the election required to be made pursuant to Section 7.05(a) of this Agreement, and (v) Seller may require Buyer to advance any material fees, costs and expenses that would otherwise be incurred by Seller as a pre-condition to effecting any Buyer-Approved Transaction. Subject to clause (b)(iv) of this Section 5.29, Buyer, Seller and their respective Affiliates shall use commercially reasonable efforts to cooperate to minimize or eliminate any Taxes that are applicable to any Buyer-Approved Transaction, including providing any certificates or other information reasonably requested by the other party in connection with any available exceptions.

(c)            Buyer shall provide Seller and its Representatives with the opportunity to review, comment in good faith on, and approve (such approval not to be unreasonably withheld, conditioned or delayed) any agreements or arrangements to be entered into to effectuate any Buyer-Approved Transaction to which Seller or any of its Affiliates (including any Company Entity) is a party. Without limiting the foregoing, none of the representations, warranties or covenants of Seller or any of its Affiliates (including the Company Entities) shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 5.29. Neither Seller nor the Company Entities shall be deemed to have entered into or agreed to enter an Alternative Transaction as a result of providing any cooperation or taking any actions to the extent requested by Buyer in connection with a Buyer-Approved Transaction. The parties acknowledge and agree that the failure to implement any Buyer-Approved Transaction pursuant to this Section 5.29 shall not, in and of itself, give rise to a breach of this Agreement, constitute a failure of any condition to Closing set forth in Article 8 to be satisfied (nor shall any such failure delay the Closing), or be taking into account with respect to any right to terminate this Agreement pursuant to Article 9.

(d)            Buyer acknowledges and agrees that neither Seller nor any of its Affiliates nor, prior to the Closing, the Company Entities, shall have any responsibility for, or incur any obligation or liability to any Person under or with respect to, any Buyer-Approved Transaction or any cooperation provided pursuant to this Section 5.29 that is not promptly reimbursed by Buyer hereunder (or, in the case of any contingent liability, not subject to indemnification by Buyer hereunder). Notwithstanding anything to the contrary contained in this Agreement, (i) Buyer shall promptly reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees, but excluding, for the avoidance of doubt, employee salaries) incurred by Seller, its Affiliates or the Company Entities in connection with any Buyer-Approved Transaction and/or the arrangement thereof (including any actions and cooperation by Seller, any of its Affiliates, including the Company Entities); provided, that, Seller shall reasonably cooperate with Buyer to delay payment of any expenses to the Closing if (x) Seller can do so without incurring any interest, premium or penalty or (y) Buyer agrees to bear any such interest, premium or penalty, and (ii) without limiting the terms of Article 10, from and after the date hereof, Buyer shall indemnify and hold harmless Seller, its Affiliates, the Company Entities and their respective directors, managers, officers, general or limited partners, employees, and other Representatives from and against any and all Damages actually suffered by any of them in connection with any Buyer-Approved Transaction and/or the arrangement thereof (including any arising from or relating to the actions and cooperation of Seller, its Affiliates and the Company Entities).

Section 5.30.         Headquarters Lease.

(a)            From the date hereof until the Closing, Seller and Buyer shall negotiate reasonably and in good faith to mutually agree to (i) a lease agreement with respect to a portion of Seller’s facility located at the location specified as Item 1 in Section 5.30 of the Seller Disclosure Schedule, and (ii) a sublease agreement with respect to a portion of the leasehold premises located at the location specified as Item 2 in Section 5.30 of the Seller Disclosure Schedule, in each case to be entered into by the Buyer and Seller or their respective Affiliates and effective as of the Closing.

(b)            If, sixty days following the date hereof, Seller and Buyer are unable to agree on terms with respect to the lease and sublease agreements contemplated by Section 5.30(a), Buyer and Seller shall, at the written request of either Buyer or Seller, appoint a mutually agreeable non-conflicted and nationally recognized real estate advisory firm (the “Real Estate Advisor”) to assist, advise and mediate Buyer and Sellers’ discussions with respect to such agreements. The Real Estate Advisor shall be instructed to promptly review this Agreement and the proposed terms and conditions of the lease or sublease agreements being negotiated by the parties under this Section 5.30. The parties agree that there shall be no ex parte communications with the Real Estate Advisor and that the Real Estate Advisor shall act in its capacity as an expert and not an arbitrator. All fees and expenses of the Real Estate Advisor relating to the work, if any, to be performed by the Real Estate Advisor hereunder shall be borne equally as between Buyer, on the one hand, and Seller, on the other hand.

(c)            The parties acknowledge and agree that (i) in no event shall any failure of Seller and Buyer to agree upon the terms of any lease or sublease agreement contemplated by this Section 5.30 give rise to a breach of this Agreement, constitute a failure of a condition to the Closing to be satisfied (nor shall such failure delay the Closing or reduce the Closing Purchase Price), or be taken into account with respect to any right to terminate this Agreement pursuant to Article 9 and (ii) subject to clause (i), if Buyer and Seller are unable to agree upon the terms of any such lease or sublease agreement, proper provision shall be made, under the Transition Services Agreement or otherwise, to afford Buyer and the Company Entities appropriate access and right to use the premises contemplated by Section 5.30(a) until such time as Buyer and Seller can agree on lease terms.

Article 6
Employee Matters

Section 6.01.         Continued Employment of Company Employees. Buyer shall continue to employ all Company Employees who are employed with the Company immediately at the Closing (the “Continuing Employees”). For the avoidance of doubt, the Continuing Employees shall not include any Retained Employees.

Section 6.02.         Employee Transfers. On or prior to the Closing, (i) Seller shall use reasonable best efforts to transfer the employment of the personnel set forth on Annex C, and such other personnel as mutually agreed to by Buyer and Seller, to a Company Entity (collectively, the “Transferred Employees”), such that, as of the Closing, each Transferred Employee is a Company Employee, and (ii) Seller shall be permitted to transfer the employment of the personnel set forth on Annex D, and such other personnel as mutually agreed to by Buyer and Seller, to such Affiliate of Seller that is not a Company Entity (collectively, the “Retained Employees”), such that, as of the Closing, each Retained Employee shall be employed by such Affiliate of Seller following the Closing. Notwithstanding the foregoing, Buyer shall be permitted cause Seller to transfer the employment of the personnel with the title of Vice President or above set forth on a schedule to be provided by Buyer to Seller not more than 60 days following the date hereof, to such Affiliate of Seller that is not a Company Entity, such that, as of the Closing, the personnel set forth on such schedule will be Retained Employees and shall be employed by such Affiliate of Seller following the Closing and, for the avoidance of doubt, Buyer shall not have any liability or responsibility, and Seller shall be responsible, for severance or other similar obligations in respect of any such personnel set forth on such schedule.

Section 6.03.         Assumption of Certain Benefits. Effective as of the Closing, Buyer shall honor and assume with respect to each Continuing Employee the obligations set forth on Section 6.03 of the Seller Disclosure Schedule.

Section 6.04.         Maintenance of Compensation and Benefits. During the period commencing on the Closing Date and ending on the first anniversary of the Closing Date (the “Continuation Period”), Buyer shall (or shall cause its Affiliates to) provide each Continuing Employee (a) a base salary or wage rate and target cash incentive compensation opportunities that, in each case, is no less favorable than such Continuing Employee’s base salary or wage rate and target cash incentive compensation opportunities as of immediately prior to the Closing, (b) employee benefits (other than under any defined benefit pension, post-employment welfare, change in control, deferred compensation, retention, equity or equity based incentive plans or arrangements), that are substantially comparable in the aggregate to such employee benefits as were provided to such Continuing Employee by Seller or its Affiliates as of immediately prior to the Closing Date and (c) severance benefits at least equal to the severance benefits set forth on Section 6.04 of the Seller Disclosure Schedule. Except to the extent required by Applicable Law or as expressly provided under the Transition Services Agreement, effective as of Closing, each Company Employee shall cease all active participation in, and accrual of benefits under, any Employee Benefit Plan, other than Company Benefit Plans.

Section 6.05.         Service Credit. Buyer shall (or shall cause its Affiliates to) grant each Continuing Employee full credit for all prior service with Seller or any of their respective Affiliates or predecessors of any such entity for all purposes under each employee benefit plan sponsored or maintained by Buyer or any of its Affiliates (but not, for the avoidance of doubt, for purposes of benefit accruals under any defined benefit pension plan, retiree health or retiree welfare plans or arrangements or any equity or equity based compensation), to the same extent such service would be recognized by any of Seller or its applicable Affiliate (including the Company Entities) under any similar employee benefit plan immediately prior to the Closing; provided, however, that such credit shall not result in a duplication of benefits.

Section 6.06.         Welfare Plans. As of the Closing Date, except to the extent expressly provided by the Transition Services Agreement, each Continuing Employee shall cease participation in the health and welfare benefit plans of Seller and the Retained Subsidiaries (each, a “Seller Welfare Plan”) and commence or continue participation in the health and welfare benefit plans maintained by Buyer and its Affiliates (which, for the avoidance of doubt, after the Closing shall include the Company Benefit Plans). Seller shall be responsible for providing benefits in respect of claims incurred under a Seller Welfare Plan for Continuing Employees and their beneficiaries and dependents prior to the Closing Date. Benefits in respect of all welfare plan claims incurred by Continuing Employees on or after the Closing Date shall be provided by Buyer and its Affiliates and, to the extent any benefits are provided to Continuing Employees via the Transition Services Agreement, the cost (i.e., for self-insured plans, the cost of actual claims, not only premiums and for fully-insured plans, the cost of premiums) shall be borne by Buyer in accordance with the terms and conditions of the Transition Services Agreement.

Section 6.07.         Pre-Existing Conditions and Co-Payments. Buyer shall (or shall cause its Affiliates to) use reasonable best efforts to:

(a)            waive all limitations as to pre-existing conditions, exclusions, actively-at-work requirements and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees (and their eligible dependents) under any health and welfare plans in which the Continuing Employees are eligible to participate on or after the Closing Date to the extent that such limitations were waived or met under the applicable Seller Welfare Plan or health and welfare Company Benefit Plans; and

(b)            provide each Continuing Employee with credit for the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any health and welfare plans in which such Continuing Employees are eligible to participate on or after the Closing Date.

Section 6.08.         Flexible Spending Accounts. As of the Closing Date, the account balances of the Continuing Employees of the medical and dependent care account plans of Seller and the Retained Subsidiaries (each, a “Seller FSA Plan”) shall be transferred to a Section 125 of the Code flexible spending account plan established or designated by Buyer, and Buyer shall be responsible for the obligations of the Seller FSA Plan to provide benefits to the Continuing Employees with respect to such transferred account balances on or after the Closing Date. Each Continuing Employee shall be permitted to continue to have payroll deductions made as most recently elected by such Continuing Employee under the Seller FSA Plan.

Section 6.09.         US Defined Contribution Plans. With respect to each Continuing Employee who, as of immediately prior to the Closing Date, participates in a defined contribution plan that is intended to qualify under Section 401(a) of the Code and that is sponsored by Seller or a Retained Subsidiary (a “Seller DC Plan”), Buyer shall (or shall cause one of its Affiliates to), effective as of the Closing Date, (a) cover such Continuing Employee under a defined contribution plan that is intended to qualify under Section 401(a) of the Code and that is sponsored by Buyer or one of its Affiliates (a “Buyer DC Plan”) and (b) cause a Buyer DC Plan to accept a direct trustee-to-trustee transfer of the full value of the accounts (including participant loans) of such Continuing Employee from the Seller DC Plans. Seller will initiate and complete the trust-to-trust transfer within 90 days of the Closing. During the Continuation Period Buyer shall or shall cause its Affiliates to continue to make available to Continuing Employees and maintain for the benefit of Company Employees the Buyer DC Plan (including any profit sharing contribution opportunities) in accordance with its terms.

Section 6.10.         Severance. Seller shall be responsible for, and shall reimburse Buyer or its relevant Affiliate in respect of, any severance or other termination-related payments or benefits paid or provided by Buyer or its Affiliates to any Company Employee which were triggered on or as the result of the consummation of the Transactions or, in the case of Transferred Employees, the transfer of such Transferred Employee to a Company Entity in connection with the Transactions.

Section 6.11.         Treatment of Short-Term Cash Incentive Compensation. The Company shall remain responsible for all liability for any short-term cash incentive compensation (including monthly bonuses, quarterly bonuses, annual bonuses, and sales commissions) payable under any Employee Benefit Plan in respect of the performance period in which the Closing occurs (or any portion thereof) to Company Employees (the “Cash Incentive Compensation”). The amount of any short-term cash incentive compensation actually paid by Buyer and its Affiliates to the Company Employees with respect to the performance period in which the Closing occurs shall be not less than the accrued amount of Cash Incentive Compensation included in Net Working Capital on the Final Closing Statement.

Section 6.12.         Accrued Vacation and Paid Time-Off. The Company shall remain responsible for all liabilities and obligations with respect to vacation time and paid time-off which is accrued but unused as of the Closing for all Company Employees and included in Net Working Capital on the Final Closing Statement.

Section 6.13.         Seller Equity Awards. On or immediately prior to the Closing, Seller shall take all actions necessary such that any Seller time-vested restricted stock unit award held by a Continuing Employee shall vest on a pro-rata basis based upon the portion of the applicable vesting period that has lapsed prior to the Closing Date and any portion of any such award that fails to vest shall be forfeited and cancelled with no consideration due to the holder thereof. Any such award that vests in accordance with the immediately preceding sentence shall be settled in cash and/or equity (as determined in Seller’s sole discretion) by Seller at Seller’s cost within 30 days following the date that such award vests.

Section 6.14.         Deferred Compensation Plans.

(a)            With respect to (a) the Dollar Tree and Family Dollar Supplemental Deferred Compensation Plan and (b) the Dollar Tree, Inc. Supplemental Deferred Compensation Plan (collectively, the “Deferred Compensation Plans”), the parties hereto agree that, pursuant to Treasury Regulations Section 1.409A-1(h)(4), the consummation of the Transactions shall not constitute a “separation from service” for any Continuing Employees.

(b)            With respect to each of the Deferred Compensation Plans, prior to Closing, the Company shall establish a plan that is substantially identical to such Deferred Compensation Plan (each such plan, a “Mirror Plan”) and, with respect to each Mirror Plan, a related trust (each such trust, a “Mirror Trust”). Prior to Closing, Seller shall, or shall cause its applicable Affiliate to, transfer (x) the liabilities of each Deferred Compensation Plan in respect of the Continuing Employees to the applicable Mirror Plan and (y) the assets of each Deferred Compensation Plan in respect of the Continuing Employees to the applicable Mirror Trust.

Section 6.15.         No Third-Party Beneficiaries. Without limiting the generality of Section 11.08, nothing in this Article 6, express or implied, (a) is intended to or shall confer upon any Person (including any current or former director, employee, consultant or independent contractor of Seller, Buyer, any Company Entity or any of their respective Affiliates),other than the parties hereto, any right (including third-party beneficiary rights), benefit or remedy of any nature whatsoever under or by reason of this Agreement, (b) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement, or (c) shall create any obligation on the part of Seller, Buyer or any of their respective Affiliates to employ the Company Employee for any period following Closing.

Article 7
Tax Matters

Section 7.01.         Tax Indemnification.

(a)            Seller Indemnification. From and after the Closing Date, subject to the limitations set forth in Article 10 and without duplication among the items set forth in this Section 7.01(a) or with Section 10.02(a) or as otherwise provided under this Agreement and except as otherwise provided for under Section 5.29, Section 7.01(b) or Section 10.02(b), Seller hereby indemnifies the Buyer Indemnified Parties against, and agrees to hold each of them harmless from, any of the following, including any related costs, charges or expenses: (a) Taxes of the Company Entities for any Pre-Closing Tax Period (“Pre-Closing Taxes”), (b) Taxes of any member of an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. income Tax Law) of which any Company Entity is or was a member on or prior to the Closing Date which are required to be paid by the Company or any of its Subsidiaries by reason of liability under Treasury Regulations Section 1.1502-6 (or comparable provision of non-U.S., state or local Tax Law), (c) Taxes imposed on a Buyer Indemnified Party as a result of a breach of any covenant or agreement in this Agreement related to Taxes, (d) Seller’s share, as determined pursuant to Section 7.10, of Transfer Taxes, (e) Taxes directly resulting from any Section 338(h)(10) Election or the Section 336(e) Election, (f) Taxes of the Retained Business, (g) Taxes or other payments required to be paid after the date hereof by any Company Entity to any party under any Tax Sharing Agreement entered into on or prior to the Closing Date and (h) Taxes of any Company Entity resulting from the Pre-Closing Reorganization (“Indemnified Taxes”). The Indemnifying Party shall not be liable under this Section 7.01 for any Indemnified Tax if and to the extent that such Tax (i) is a sales or use Tax for any Pre-Closing Tax Period, (ii) was included in the final calculation of Closing Indebtedness or current liabilities in Closing Net Working Capital pursuant to Section 2.06, (iii) arises from the consummation of any Buyer Approved Transaction pursuant to Section 5.29 of this Agreement or (iv) results from a breach of any covenant or agreement in this Agreement by Buyer, its Affiliates or, after the Closing, the Company Entities related to Taxes.

(b)            Buyer Indemnification. From and after the Closing Date, subject to the limitations set forth in Article 10 and without duplication among the items set forth in this Section 7.01(b), with Section 5.29 or with Section 10.02(b) or as otherwise provided for under this Agreement, Buyer hereby indemnifies the Seller Indemnified Parties against, and agrees to hold each of them harmless from, any of the following, including any related costs, charges or expenses: (i) Taxes of the Business for any Post-Closing Period, (ii) any Taxes attributable to a breach of any covenant or agreement in this Agreement by Buyer, its Affiliates or, after the Closing, the Company Entities related to Taxes, (iii) Buyer’s share, as determined pursuant to Section 7.10, of Transfer Taxes, and (iv) Taxes resulting from the Buyer Approved Transactions. The Indemnifying Party shall not be liable for any Taxes pursuant to this Section 7.01(b) to the extent such Taxes resulted from a breach by Seller of any covenant or agreement in this Agreement related to Taxes. Any amounts payable from Buyer to a Seller Indemnified Party under this Article 7 shall be due five Business Days before such payment is due to the appropriate Taxing Authority or applicable Person and Section 7.02(c) shall apply mutatis mutandis. The notice provision under Section 7.02(a) shall apply with respect to any claims made under this Section 7.01(b), mutatis mutandis.

Section 7.02.         Tax Indemnification Procedures.

(a)            After the Closing, the Company shall promptly notify Seller in writing of any demand, claim or notice of the commencement of an audit received by the Company, Buyer or any of their Affiliates from any Taxing Authority or any other Person with respect to Taxes for which Seller is liable under applicable Law or pursuant to Section 7.01(a); provided, however, that a failure to give such notice will not affect Seller’s obligation to indemnify Buyer Indemnified Parties under this Article 7, except to the extent that Seller is actually prejudiced thereby. Such notice shall contain factual information (to the extent known) describing the asserted Tax liability and shall include copies of the relevant portion of any notice or other document received from any Taxing Authority or any other Person in respect of any such asserted Tax liability.

(b)            Amounts payable from Seller to a Buyer Indemnified Party under this Article 7 shall be due five Business Days before such payment is due to the appropriate Taxing Authority or applicable Person. In the case of a Tax that is contested in accordance with the provisions of Section 7.03, payment of such contested Tax will not be considered due earlier than the date a Final Determination to such effect is made by such Taxing Authority.

(c)            All amounts required to be paid pursuant to this Article 7 shall be paid promptly in accordance with Section 7.02(b) in immediately available funds by wire transfer to a bank account designated by the Buyer Indemnified Party.

Section 7.03.         Tax Audits and Contests; Cooperation.

(a)            After the Closing Date, except in the case of any audit, claim for refund, or administrative or judicial proceeding involving any asserted Tax liability or refund with respect to any Company Entity (any such audit, claim for refund, or proceeding relating to an asserted Tax liability referred to herein as a “Contest”) relating to a Tax Return of any Seller Tax Group, (a “Seller Consolidated Return”) and, except as provided in Section 7.03(b) or Section 7.03(c) below, Buyer shall control the conduct, through counsel of its own choosing, any Contest of the Company Entities. Seller shall control all Contests in respect of any Seller Consolidated Returns.

(b)            In the case of a Contest after the Closing Date that relates to, or reflects any, Indemnified Taxes, Seller shall control the conduct of such Contest, but Buyer shall have the right to participate in such Contest (other than any Contest that relates to a Seller Consolidated Return) at its own expense, and Seller shall not be able to settle, compromise and/or concede any portion of such Contest that is reasonably likely to increase the Tax liability of any Company Entity for any Post-Closing Tax Period without the consent of Buyer, which consent shall not be unreasonably withheld, delayed or conditioned.

(c)            In the case of a Contest that relates to a Straddle Tax Period or any Tax indemnified by Buyer under Section 7.01(b) (in either case, other than any Contest that relates to a Seller Consolidated Return), Buyer shall control the conduct of such Contest, but Seller shall have the right to participate in such Contest at its own expense, and Buyer shall not settle, compromise and/or concede such Contest without the consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned.

Section 7.04.         Preparation of Tax Returns and Payment of Taxes.

(a)            Seller shall prepare (or cause to be prepared), and timely file all Seller Consolidated Tax Returns of the Company Entities that are required to be filed with any Taxing Authority after the Closing Date, and shall pay (or cause to be paid) any Taxes due in respect of such Tax Returns. Seller shall prepare such Tax Returns in a manner consistent with past practice, except as otherwise required by applicable law.

(b)            Other than the Tax Returns prepared under Section 7.04(a), Buyer shall prepare (or cause to be prepared) and file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Company Entities after the Closing Date. Buyer shall prepare any such Tax Returns that reflect Indemnified Taxes in a manner consistent with Seller’s past practice, except as otherwise required by applicable law. Seller shall be responsible for the Indemnified Taxes due in respect of such Tax Returns. Buyer shall deliver any Tax Return that reflects an Indemnified Tax to Seller for its review, in the case of any such Tax Return that is an income Tax Return, at least 30 days prior to the date on which such Tax Return is required to be filed and, in the case of any such Tax Return that is not an income Tax Return, as soon as reasonably practicable prior to the due date for filing such Tax Returns. If Seller disputes any item on such Tax Return, it shall notify Buyer of such disputed item (or items) and the basis for its objection. The parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed; provided that Buyer shall accept any comment from Seller if and to the extent Seller’s comment is to conform the applicable Tax Return or position thereon to Seller’s past practice, to the extent such position is in accordance with Applicable Law at a “more likely than not” (or higher level of confidence). If the parties cannot resolve any disputed item, the item in question shall be resolved by a mutually agreed and nationally recognized independent accounting firm (the “Independent Accounting Firm”). The fees and expenses of the Independent Accounting Firm shall be borne equally by Seller and Buyer. If any Tax Return described in this Section 7.04(b) is due to be filed prior to the resolution of any disputed items by the Independent Accounting Firm, Buyer shall timely file (or cause to be filed) such Tax Return as prepared by Buyer and shall timely amend (or cause to be amended) such Tax Return in accordance with the determination of the Independent Accounting Firm as necessary.

Section 7.05.         Section 338(h)(10) or Section 336(e) Election.

(a)            Upon written notice by Buyer to Seller at least 10 days prior to the Closing Date informing Seller which Asset Sale Tax Election (as defined below) shall be made, either: (i) Buyer and Seller shall join in making an election under Section 338(h)(10) of the Code and any corresponding or similar elections under state, local or non-U.S. Tax law (collectively the “Section 338(h)(10) Election”) or (ii) Seller and the C Corporation Company Entities shall join in filing an election under Section 336(e) of the Code and the Treasury Regulations and any corresponding or similar elections under state, local or non-U.S. Tax law (collectively the “Section 336(e) Election” and, together with the Section 338(h)(10) Election, the “Asset Sale Tax Elections”), in each case, with respect to the purchase and sale of the stock of the C Corporation Company Entities.

(b)            Seller shall prepare and file all forms and documents required in connection with the Section 338(h)(10) Election. Buyer and Seller shall execute (or cause to be executed) such documents or forms as are necessary to complete the applicable Asset Sale Tax Election. If the Section 336(e) Election is made: Buyer and Seller agree (i) that this Agreement shall constitute the agreement described in Treasury Regulations Section 1.336- 2(h) or, as necessary or appropriate, the Seller and the C Corporation Company Entities will enter into a separate agreement described in Treasury Regulations Section 1.336-2(h) and (ii) to retain a copy of this Agreement or such other until the date that is 60 days following the expiration of the applicable statute of limitations, as the same may be waived or extended. As promptly as possible following the Closing Date or after the date hereof, as applicable, Buyer and Seller shall cooperate with each other to take all other actions necessary and appropriate (including filing such forms, returns, elections, schedules and other documents as may be required) otherwise to effect, perfect and timely preserve the applicable Asset Sale Tax Election. Buyer and Seller shall take no action that could reasonably be expected to prevent the applicable Asset Sale Tax Election.

Section 7.06.         Tax Characterization of Transaction. As a result of the Company Entities (other than the C Corporation Company Entities) being treated as disregarded entities for U.S. federal income tax purposes and the Section 338(h)(10) Election or the Section 336(e) Election, the purchase and sale of 100% of the equity interests of the Company by Seller to Buyer shall be treated for U.S. federal income tax purposes (and state and local income tax purposes where applicable) as if Buyer purchased all of the assets held by the Company Entities (subject to the liabilities of the Company Entities).

Section 7.07.         Tax Allocation.

(a)            No later than 120 days following the Determination Date, Seller shall deliver to Buyer a statement (the “Allocation Statement”), allocating the Purchase Price (plus assumed liabilities, to the extent properly taken into account) pursuant to Section 1060 and Section 338 of the Code and the Treasury Regulations promulgated thereunder among the assets of the Company Entities. If Buyer objects in writing to the Allocation Statement within 20 Business Days of receiving such Allocation Statement, Seller and Buyer shall cooperate in good faith to resolve their differences; provided, that if, after 20 Business Days from the date that Seller received Buyer’s written objections, Seller and Buyer are unable to resolve their differences and mutually agree on an allocation, the dispute shall be submitted for resolution to the Independent Accounting Firm, who, acting as an expert and not an arbitrator, shall resolve any disputes with regard to the Allocation Statement and whose determination shall be binding upon the parties hereto. The allocation of the Purchase Price, as agreed upon by Buyer and Seller (including because Buyer does not timely object in writing) or as determined by the Independent Accounting Firm as applicable (the “Final Allocation”), shall be final and binding upon the parties hereto (which Final Allocation may be updated pursuant to the final sentence of this Section 7.08) and Buyer shall bear fifty percent (50%) and Seller shall bear fifty percent (50%) of all fees and costs incurred in connection with the determination of the Final Allocation by the Independent Accounting Firm. Buyer and Seller shall file all applicable Tax Returns (including IRS Form 8883 and any other comparable state or local form) in a manner consistent with the Final Allocation and neither Seller nor Buyer shall take any position inconsistent with such Final Allocation on any Tax Return, audit, examination, investigation or similar proceeding, unless required to do so by Applicable Law. In the event that any adjustment to the aggregate Purchase Price is made, the parties shall cooperate in good faith to update the Final Allocation accordingly.

Section 7.08.        Tax Covenants.

(a)            All transaction related Transaction Tax Deductions paid or accrued on or before the Closing Date shall be allocated to a Pre-Closing Tax Period for income Tax purposes to the extent “more likely than not” (or higher level of confidence) properly deductible in such Pre-Closing Tax Period.

(b)            Buyer covenants that it will not, and will not cause or permit any Company Entity or any Affiliate of Buyer to, without the prior written consent of Seller (which shall not be unreasonably withheld, conditioned or delayed), (a) take any action on the Closing Date after the Closing other than in the Ordinary Course of Business that could reasonably be expected to give rise to any Indemnified Taxes or Tax liability for Seller or its Affiliates or reduce any Tax Asset of Seller or any of its Affiliates, or (b) make or change any Tax election (other than the 338(h)(10) Election), including an election under Treasury Regulations Section 301.7701-3 with respect to any Company Entity, adopt any method of Tax accounting or amend any Tax Return, voluntarily approach any Taxing Authority or pursue the process of entering into any voluntary disclosure (or comparable agreement) with any Taxing Authority or extend or waive any statute of limitations, in the case of each action described in this clause (b), with respect to a Pre-Closing Tax Period of any Company Entity.

Section 7.09.         Tax Refunds and Credits. Seller shall be entitled to, and Buyer shall promptly pay or cause the Company to pay to Seller, any Tax refunds, credits or other reductions in Tax which are listed on Section 7.10 of the Seller Disclosure Schedule or in respect of Indemnified Taxes (other than sales or use Taxes, except to the extent such sales or use Tax refund is listed on Section 7.10 of the Seller Disclosure Schedule), in each case, that are received by Buyer or any Company Entity (in the case of a credit or other reduction, to the extent such credit or other reduction actually reduces Taxes of Buyer or a Company Entity for a Post-Closing Tax Period), net of any Taxes imposed with respect thereto and any reasonable out-of-pocket costs or expenses incurred in collecting such refunds, credits or other reductions; provided, however, that Seller shall not be entitled to any refunds (A) taken into account in calculating the Purchase Price or (B) resulting from the use of Buyer’s or its Affiliates’ Tax Assets attributable to a Post-Closing Tax Period.

Section 7.10.         Transfer Taxes. Notwithstanding any other provision of this Agreement, (i) all Transfer Taxes incurred in connection with the Pre-Closing Reorganization shall be borne one-hundred percent (100%) by Seller, (ii) all Transfer Taxes incurred in connection with any Buyer-Approved Transaction shall be borne one-hundred percent (100%) by Buyer (except to the extent that such Transfer Taxes reduce the Transfer Taxes that would have been incurred under clause (iii) in the absence of such Buyer Approved Transaction, in which case such Transfer Taxes shall be split as described in clause (iii)), and (iii) all Transfer Taxes incurred in connection with the Transactions other than Transfer Taxes described in clauses (i) and (ii) shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer. The party required by Applicable Law to file a Tax Return with respect to Transfer Taxes shall timely prepare and file (with the other party’s cooperation) such Tax Return with respect to Transfer Taxes. Buyer and Seller each agree to timely sign and deliver (or cause their Affiliates to timely sign and deliver) such certificates or forms as may be necessary or appropriate and otherwise to cooperate to establish any available exemption from or reduction in Transfer Taxes payable in connection with the Transactions. If any such Transfer Taxes allocated to Buyer or Seller, as applicable, pursuant to this Section 7.10 are required to be paid by such other party (or any of its Affiliates) under Applicable Law, Buyer or Seller, as applicable, shall promptly reimburse the other for any such payment within five Business Days of such party providing notice of any such payment.

Section 7.11.         Tax Sharing. Any and all existing Tax Sharing Agreements between a Company Entity, on the one hand, and Seller or any of its Affiliates (other than the Company Entities), on the other hand, shall be terminated as to the Company Entities as of the Closing Date, and neither Seller or its Affiliates, on the one hand, nor the Company Entities, on the other hand, shall have any rights, obligations, or liabilities thereunder after the Closing.

Section 7.12.         Cooperation on Tax Matters. (a) Buyer and Seller shall, and shall cause their respective Affiliates (including, in the case of Buyer, the Company Entities after the Closing Date) to, cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return or the conduct of any audit, litigation or other proceeding with respect to Taxes relating to the Company Entities. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to the preparation of any such Tax Return or the conduct of any such audit, litigation or other proceeding, execution and delivery of such powers of attorney and other documents as are necessary to carry out the intent of this Section 7.13, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Seller agree, and agree to cause their respective Affiliates (including, in the case of Buyer, the Company Entities after the Closing Date) to (i) retain all books and records with respect to Tax and accounting matters pertinent to the Company Entities until the expiration of any applicable statute of limitations, and to abide by all record retention agreements entered into with any Taxing Authority for all periods required by such Taxing Authority and (ii) use reasonable best efforts to comply with any written request of the other party prior to their destruction. Any information obtained under this Section 7.12 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Contest or other Tax proceeding.

(b)            For the avoidance of doubt, no provision in this Agreement shall be construed as providing Buyer (and Buyer shall not have) any right to review any Tax Return (or related documentation) of Seller or any of its Affiliates (other than the Company Entities), or of any Seller Tax Group, other than redacted versions only showing information related to the Company Entities upon reasonable written request.

Section 7.13.         Apportionment of Certain Taxes. For purposes of this Agreement, in the case of any Straddle Tax Period, (i) the real property Taxes, personal property Taxes and similar ad valorem Taxes allocable to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Tax Period and (ii) all Taxes, other than Taxes covered under clause (i) of this Section 7.13, allocable to the Pre-Closing Tax Period shall be computed on the basis of a “closing of the books,” as if such taxable period ended as of the end of the day on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity shall be deemed to terminate at such time). Exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of calendar days in each period.

Article 8
Conditions to Closing

Section 8.01.         Conditions to Closing. (a) The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions (any or all of which may be waived by Buyer and Seller in a writing signed by both Buyer and Seller, together, in whole or in part, to the extent permitted by Applicable Law):

(i)              any applicable waiting period under the HSR Act with respect to the Transactions shall have expired or been terminated; and

(ii)             there shall not be (x) in force or effect any preliminary or final injunction or other Order of any court or Governmental Authority of competent jurisdiction in the United States enjoining, restraining, prohibiting or rendering illegal the consummation of the Transactions, or (y) in effect any Applicable Law in the United States enacted, entered or enforced applicable to the Transactions which makes such Transactions illegal.

(b)            The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions (any or all of which may be waived by Buyer, in Buyer’s sole discretion, in whole or in part to the extent permitted by Applicable Law):

(i)            (A) (x) the representations and warranties set forth in Section 3.06(a) and (c) shall be true and correct in all respects, subject to de minimis inaccuracies, as of the Closing Date, (y) all other Seller Fundamental Warranties, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect or similar qualification, shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except to the extent such representations and warranties expressly relate to a specific earlier date or the date of this Agreement, in which case, such representations and warranties shall be true and correct in all material respects at and as of such date, (B) the representations and warranties set forth at Section 3.09(b), disregarding all qualifications contained therein relating to materiality or Material Adverse Effect or similar qualification, shall be true and correct in all respects and (C) the representations and warranties of Seller, other than the Seller Fundamental Warranties and the representations and warranties set forth at Section 3.09(b), contained in this Agreement, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect or similar qualifications, shall be true and correct as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except to the extent such representations and warranties expressly relate to a specific earlier date or the date of this Agreement, in which case, such representations and warranties shall be true and correct on and as of such date, except, in each case under this clause (C), for any inaccuracy or omission that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(ii)            the covenants, obligations and other agreements required by this Agreement to be performed, or complied with, by Seller at or prior to the Closing shall have been performed and complied with in all material respects;

(iii)              since the date hereof, no Material Adverse Effect shall have occurred;

(iv)             Buyer shall have received a certificate duly signed by an executive officer of Seller certifying that the conditions set forth in each of the foregoing clauses (i), (ii) and (iii), have been satisfied; and

(v)            the Pre-Closing Reorganization shall have occurred.

(c)            The obligation of Seller to consummate the Closing is subject to the satisfaction of the following further conditions (any or all of which may be waived by Seller, in Seller’s sole discretion, in whole or in part to the extent permitted by Applicable Law):

(i)            (A) the Buyer Fundamental Warranties, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect or similar qualification, shall be true and correct in all material respects as of the date hereof and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except to the extent such representations and warranties expressly relate to a specific earlier date or the date of this Agreement, in which case, such representations and warranties shall be true and correct in all material respects at and as of such date, and (B) the representations and warranties of Buyer, other than Buyer Fundamental Warranties, contained in this Agreement shall, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect or similar qualification, be true and correct as the date hereof and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except to the extent that such representations and warranties expressly relate to a specific earlier date or the date of this Agreement, in which case, such representations and warranties shall be true and correct on and as of such date, except in each case under this clause (B), for any inaccuracy or omission that has not, and would not reasonably be expected, individually or in the aggregate, to materially impair or delay Buyer’s ability to perform or comply with its obligations under this Agreement or consummate the Transactions;

(ii)             the covenants, obligations and other agreements required by this Agreement to be performed, or complied with, by Buyer at or prior to the Closing shall have been performed and complied with in all material respects; and

(iii)            Seller shall have received a certificate duly signed by an executive officer of Buyer certifying that the conditions set forth in each of the foregoing clauses (i) and (ii) have been satisfied.

(d)            All conditions to the Closing shall be deemed to have been satisfied or waived from and after the consummation of the Closing.

Article 9
Termination

Section 9.01.         Termination. (a) This Agreement may be terminated at any time prior to the Closing:

(i)              by mutual written agreement of Seller and Buyer;

(ii)             by either Seller or Buyer if Closing has not occurred before 5:00 p.m. (New York City time) on July 25, 2025 (as may be extended by mutual written agreement of Seller and Buyer, the “End Date”); provided, that if on such date, any of the conditions set forth in Section 8.01(a) shall not have been satisfied but all other conditions set forth in Article VIII shall have been satisfied or waived or shall then be capable of being satisfied if the Closing were to take place on such date, then either Buyer or Seller may, by written notice to the other party, elect to extend such date to September 25, 2025; provided, further, that the right to terminate this Agreement pursuant to this Section 9.01(a)(ii) shall not be available to any party (subject to Section 5.17(h)) if a breach by such party of any of its obligations under this Agreement has been the principal cause of, or principally resulted in, the failure of the Closing to have occurred on or before the End Date;

(iii)            by either Seller or Buyer if the Closing would violate any non-appealable, final Order of any court of competent jurisdiction in the United States that has the effect of permanently enjoining, restraining, prohibiting or otherwise rendering illegal the Transactions; provided that, the right to terminate this Agreement pursuant to this Section 9.01(a)(iii) shall not be available to any party (subject to Section 5.17(h)) if a breach by such party of any of its obligations under this Agreement has been the principal cause of, or principally resulted in, such Order;

(iv)            by Buyer if there is any breach of, or failure to perform, any representation, warranty, covenant or other agreement on the part of Seller set forth in this Agreement, which breach or failure to perform would cause any of the conditions specified in Section 8.01(b)(i) or Section 8.01(b)(ii) to not be satisfied as of the Closing (a “Terminating Seller Breach”), except that, if such Terminating Seller Breach is curable by Seller, then, for a period of up to 30 days after receipt by Seller of notice from Buyer of such breach (the “Seller Cure Period”) such termination pursuant to this Section 9.01(a)(iv) shall not be effective and such termination shall become effective only if the Terminating Seller Breach is not cured by the earlier of the End Date or the expiration of the Seller Cure Period; provided that Buyer is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement, which breach would cause any of the conditions set forth in Section 8.01(a) or Section 8.01(c) not to be satisfied;

(v)             by Seller if there is any breach of, or failure to perform, any representation, warranty, covenant or other agreement on the part of Buyer set forth in this Agreement, which breach of failure to perform would cause any of the conditions specified in Section 8.01(c)(i) or Section 8.01(c)(ii) to not be satisfied as of the Closing (a “Terminating Buyer Breach”), except that, if any such Terminating Buyer Breach is curable by Buyer, then, for a period of up to 30 days after receipt by Buyer of notice from Seller of such breach (the “Buyer Cure Period”) such termination pursuant to this Section 9.01(a)(v) shall not be effective and such termination shall become effective only if the Terminating Buyer Breach is not cured within by the earlier of the End Date or the expiration of the Buyer Cure Period; provided that Seller is not then in breach any representation, warranty, covenant or other agreement contained in this Agreement (subject to Section 5.17(h)), which breach would cause any of the conditions set forth in Section 8.01(a) or Section 8.01(b) not to be satisfied; or

(vi)            by Seller if (1) all of the conditions set forth in Sections 8.01(a) and 8.01(b) have been satisfied (other than those conditions which by their terms or nature are to be satisfied at the Closing (each of which is capable of being satisfied at the Closing and subject to the satisfaction or waiver of such conditions at the Closing)), (2) Seller has irrevocably confirmed in writing to Buyer that (A) all of the conditions in Section 8.01(a) and Section 8.01(c) have been satisfied or irrevocably waived by Seller (other than those conditions that by their terms or nature are to be satisfied at the Closing (each of which is capable of being satisfied at the Closing and subject to the satisfaction or waiver of such conditions at the Closing)), (B) Seller is ready, willing and able to consummate the Closing within two Business Days of such written confirmation (it being understood that the conditions set forth in Section 8.01(a) and 8.01(b) shall have remained satisfied at the close of business on such second Business Day), and (3) Buyer has failed to consummate the Transactions two Business Days following the later of (x) receipt of such written confirmation, and (y) the date on which the Closing should have occurred pursuant to Section 2.02.

(b)            The party desiring to terminate this Agreement pursuant to Section 9.01(a)(ii), 9.01(a)(iii), 9.01(a)(iv), 9.01(a)(v) or 9.01(a)(vi) shall give written notice of such termination to the other party.

Section 9.02.         Effect of Termination.

(a)            Except as otherwise set forth in Section 9.03, if this Agreement is terminated as permitted by Section 9.01, this Agreement will terminate and become void and have no effect, and there shall be no liability hereunder on the part of any party to this Agreement (or any unitholder, stockholder, director, officer, employee, agent, consultant, Affiliate or Representative of such party); provided that, the Limited Guarantee, the Confidentiality Agreement and the provisions of Sections 1.01 and 5.08, 5.17(f), this Section 9.02, Section 9.03, and Article 11 (other than Section 11.02) shall survive any such termination; provided, further, if such termination shall result from the willful and material (i) failure of a party to fulfill a condition to the performance of the obligations of the other party, or (ii) breach of a covenant of this Agreement, such party shall, subject Section 9.02(b), be fully liable for any and all damages and liabilities of any kind, character or description incurred or suffered by another party as a result of such failure or breach.

(b)            Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability (including in the case of Actual Fraud or willful breach) under this Agreement or otherwise in connection with the Transactions of (x) Buyer and the Buyer Related Parties, on the one hand, and (y) Seller and the Seller Related Parties, on the other hand, in each case, shall not exceed the amount of the Termination Fee, plus, solely in the case of Buyer and the Buyer Related Parties, (A) any fees, costs, and expenses or indemnification under Section 5.17(e), (B) any fees, costs, expenses and interest set forth in Section 9.03(d), and (C) any fees, costs and expenses or indemnification under Section 5.29 (the amounts in (A), (B), and (C), the “Additional Costs”).

Section 9.03.         Termination Fee and Related Matters. (a) If this Agreement is terminated by Seller pursuant to Section 9.01(a)(v) or Section 9.01(a)(vi) (or by Buyer pursuant to Section 9.01(a)(ii) at a time when Seller had the right to terminate the Agreement pursuant to Section 9.01(a)(v) or Section 9.01(a)(vi), in each case of this parenthetical, without giving effect to any notice requirement or cure period or right set forth therein), then Buyer shall pay to Seller an amount in cash equal to $55,412,500 by wire transfer in immediately available funds (the “Termination Fee”) within three Business Days of such termination (or, in the case of any such termination by Buyer pursuant to Section 9.01(a)(ii), prior to or concurrently with and as a condition precedent to such termination), it being understood that in the event the Termination Fee and the Additional Costs are paid to, and received by, Seller, (i) the Termination Fee and recovery of the Additional Costs shall be the sole and exclusive remedy of Seller and its Subsidiaries, Affiliates, stockholders, officers, directors, employees and other Representatives against the Buyer Related Parties, (ii) in no event shall Buyer be required to pay the Termination Fee more than once, (iii) in no event will Seller or its Affiliates, Representatives or other Persons acting on Seller’s behalf seek to recover any other money Damages or seek any other remedy based on a claim in law or equity with respect to (A) any loss or Damage suffered, directly or indirectly, as a result of the failure of the Transactions to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement or (D) any claims or actions any breach, termination or failure of or under this Agreement, and (iv) neither Buyer nor any Affiliates or Representatives of Buyer shall have any further liability or obligation to Seller relating to or arising out of this Agreement or the Transactions.

(b)            Each of the parties hereto agrees, on behalf of itself and its respective Affiliates, successors and assigns, that (x) the liabilities and damages that may be incurred or suffered by Seller in circumstances in which the Termination Fee is payable are uncertain and difficult to ascertain, (y) the Termination Fee represents a reasonable estimate of probable liabilities and damages incurred or suffered by Seller in these circumstances, and (z) such amount is not excessive or unreasonably large, given the parties’ intent and dealings with each other, and shall not be argued by any party to be or be construed as a penalty, and each party expressly waives any right to argue, assert or claim any of the foregoing in any dispute among the parties and/or any of their respective Affiliates, successors or assigns, arising out of this Agreement.

(c)            In the event that this Agreement is terminated in any circumstance under which the Termination Fee is payable to Seller in accordance with Section 9.03(a), Seller’s receipt of the Termination Fee in full shall be the sole and exclusive remedy of Seller and its Affiliates, stockholders, affiliates, officers, directors, employees and other Representatives against Buyer and Sponsor and their respective former, current and future directors, managers, officers, employees, counsel, financial advisors, auditors, agents, other authorized representatives, unitholders, stockholders, Affiliates and assignees (collectively, but excluding Buyer, the “Buyer Related Parties”) for any Damages suffered as a result of the failure of the Closing to be consummated or for a breach or failure to perform hereunder, or for any other matter with respect to the Transactions or this Agreement and neither Buyer nor any Buyer Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (other than, for the avoidance of doubt, for any matter arising out of or relating to the Confidentiality Agreement); provided that, the foregoing shall not limit the ability of Seller or the Company Entities to recover the Additional Costs and any such reimbursement, indemnification, or interest shall not reduce the amount of the Termination Fee. Upon Buyer’s payment of the Termination Fee and any Additional Costs to Seller, Seller shall no longer be entitled to, and hereby waives any of its rights, to seek and obtain specific performance (1) hereunder as and to the extent permitted by Section 11.15 to cause the Closing to occur, (2) against the Sponsor under the Limited Guarantee, or (3) under the Equity Commitment Letter. Buyer acknowledges and agrees that Seller may pursue both a grant of specific performance under Section 11.15 and, as an alternative remedy, the payment of the Termination Fee and other amounts payable pursuant to this Section 9.03; provided that in no event shall Seller be permitted or entitled to receive both (i) a grant of specific performance resulting in the consummation of the Transactions in accordance with the terms of Section 11.15 and (ii) the Termination Fee and any Additional Costs.

(d)            Buyer acknowledges that the agreements contained in this Section 9.03 are an integral part of the Transactions and that, without these agreements, Seller would not enter into this Agreement. Accordingly, if Buyer fails promptly to pay any amount due pursuant to this Section 9.03, it shall also pay (i) any reasonable and documented fees, costs and expenses incurred by Seller and its Affiliates (including reasonable and documented fees, costs and expenses of outside legal counsel) in connection with any action taken to collect payment of the Termination Fee or to otherwise enforce this Agreement (including by legal action), and (ii) interest on the amount of such unpaid Termination Fee and other fees, costs and expenses, at a rate per annum equal to 8% from the date such fees, costs, and expenses were required to be paid through the payment date.

(e)            Notwithstanding anything to the contrary contained in this Agreement, (i) in no event shall the aggregate monetary liability of Buyer pursuant to Section 9.02 and Section 9.03(a) exceed an amount equal to the Termination Fee, plus any Additional Costs, and (ii) in no event shall Seller be entitled to (x) the payment of the Termination Fee on more than one occasion, (y) the payment of monetary liability (other than the Termination Fee and any Additional Costs) and the Termination Fee, or (z) both (I) payment of the Termination Fee (or monetary liability other than the Termination Fee and any Additional Costs), and (II) the grant of specific performance of Buyer’s obligations to consummate the Closing, so long as the Closing occurs in accordance with the terms and conditions of this Agreement.

Article 10
Non-Survival; Indemnification

Section 10.01.       Non-Survival. The representations, warranties, covenants and agreements of the parties hereto contained in this Agreement, or in any certificate or other writing delivered in connection with this Agreement, shall not survive the Closing and there shall be no liability in respect thereof (except in the case of Actual Fraud), whether such liability has accrued prior to, at or after the Closing, on the part of any party, its Affiliates, and their respective directors, officers, employees, unitholders, stockholders, partners, members, advisors or other Representatives, except to the extent that any covenants and agreements by their terms are to be performed in whole or in part at or after the Closing (such covenants and agreements, collectively, the “Post-Closing Covenants”), which shall survive the Closing until fully performed in accordance with their terms; provided that the covenants set forth in Section 5.06 shall survive indefinitely or until the latest date permitted by Applicable Law. The parties agree that so long as written notice is given on or prior to the applicable survival date with respect to such claim in accordance with the terms and conditions of this Article 10, the applicable claim shall survive until such matter is finally resolved.

Section 10.02.       Indemnification.

(a)            From and after the Closing, subject to the limitations and other terms and conditions set out in this Article 10, Seller shall indemnify, defend and hold harmless Buyer and its Affiliates (including, after the Closing Date, the Company Entities), its and their respective successors and assigns and its and their respective directors, managers, officers, and employees (collectively, the “Buyer Indemnified Parties”) in each case, from and against, without duplication, any and all Damages incurred by any Buyer Indemnified Party arising out of or resulting from:

(i)              the operation or conduct of the Retained Businesses following the Closing;

(ii)             any breach, non-compliance or non-performance by Seller of any of the Post-Closing Covenants; and

(iii)            the Pre-Closing Reorganization; and

(iv)            the matters set forth in Section 10.02(a)(iv) of the Seller Disclosure Schedule.

(b)            From and after the Closing, subject to the limitations and the other terms and conditions set out in this Article 10, Buyer shall indemnify, defend and hold harmless Seller, its Affiliates, its and their respective successors and assigns and any of its and their respective directors, managers, officers, and employees (collectively, the “Seller Indemnified Parties”) in each case, from and against, without duplication, any and all Damages incurred by any Seller Indemnified Party arising out of or resulting from:

(i)              the operation or conduct of the Business following the Closing;

(ii)             any breach, non-compliance or non-performance by Buyer of any of the Post-Closing Covenants; and

(iii)            the transactions contemplated by Section 5.29, including (x) any action taken (or not taken) pursuant to Section 5.29, and (y) any Buyer-Approved Transaction and/or the consummation or arrangement thereof.

Section 10.03.       Third Party Claim Procedures.

(a)            The party seeking indemnification under Section 10.02 (the “Indemnified Party”) shall give prompt notice in writing (such notice, a “Claim Notice”) to the party against whom indemnification is sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (each, a “Third Party Claim”) in respect of which indemnity may be sought under Section 10.02; provided that, the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure or delay shall have materially prejudiced the Indemnifying Party. Such Claim Notice shall set forth in reasonable detail (i) the facts and circumstances of such Third Party Claim, (ii) the basis for indemnification in respect thereof, and (iii) to the extent known and quantifiable or estimable, the amount of Damages incurred or that such Indemnified Party reasonably estimates in good faith is likely to be incurred in connection with such Third Party Claim (taking into account the information then available to the Indemnified Party). Thereafter, in furtherance, and not in limitation of, the applicable parties’ obligations under Section 10.03(e), the Indemnified Party shall deliver to the Indemnifying Party, as promptly as reasonably practicable following the Indemnified Party’s receipt thereof, copies of all material written notices and documents (including copies of any summons, complaint, pleading or other court papers which may have been served on such party) received by the Indemnified Party relating to the Third Party Claim and the Indemnified Party shall provide the Indemnifying Party with such other information, records and documentation with respect to any such Third Party Claim reasonably requested by the Indemnifying Party.

(b)

(i)              The Indemnifying Party shall be entitled to be represented by counsel of its choice and to participate in the defense of any Third Party Claim and, subject to the limitations set forth in this Section 10.03, upon receipt of any Claim Notice in connection with a Third Party Claim, the applicable Indemnifying Party shall have 45 days following receipt of such Claim Notice, to assume the conduct and control of, appoint lead counsel for (which counsel will be reasonably acceptable to the applicable Indemnified Party), and defend against, negotiate, settle or otherwise resolve such Third Party Claim, in each case at the Indemnifying Party’s own expense.

(ii)             If the Indemnifying Party shall assume the control of the defense or settlement of any Third Party Claim in accordance with the provisions of this Section 10.03, the applicable Indemnified Party shall be entitled to participate in the defense or settlement of any Third Party Claim and to employ separate counsel of its choice for such purpose, in each case at the expense of the Indemnified Party; provided, that, notwithstanding the foregoing, the Indemnifying Party shall be liable for the reasonable fees and expenses of the separate counsel employed by the Indemnified Party if and only to the extent that representation of the Indemnifying Party and the Indemnified Party by the lead counsel appointed by the applicable Indemnifying Party would, in the reasonable judgement of such counsel, constitute a conflict of interest under applicable standards of professional conduct.

(iii)            Notwithstanding anything in this Section 10.03(b) to the contrary, the Indemnifying Party will not be entitled to assume the conduct or control of such settlement or defense of a Third Party Claim without the Indemnified Party’s prior written consent if (A) the Third Party Claim seeks to impose (x) criminal penalties, or (y) non-monetary liabilities, obligations or restrictions, in any material respect, in each case, upon the Indemnified Party or its Affiliates or the post-Closing conduct of the Business or Retained Business (as applicable), or (B) if the Indemnifying Party fails to promptly and reasonably prosecute such defense in respect of such Third Party Claim in a manner that has or would reasonably be expected to materially prejudice the defense of such Third Party Claim after the Indemnified Party has given the Indemnifying Party prior written notice and a reasonable opportunity to cure such failure.

(c)            Notwithstanding anything in this Section 10.03 to the contrary, but subject to the second sentence of this Section 10.03(c), neither the Indemnifying Party nor the Indemnified Party shall, without the written consent of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment in respect of a Third Party Claim (which consent shall not be unreasonably withheld, conditioned, or delayed). Notwithstanding the foregoing, written consent of the Indemnified Party shall not be required for any such settlement if (i) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, (ii) such settlement does not impose (or otherwise result in the imposition of) or permit any Order or any other injunctive or equitable relief to be imposed upon or entered, directly or indirectly, against the Indemnified Party (or any of its respective Affiliates), (iii) such settlement includes a complete and unconditional release of all applicable named Indemnified Parties from all liability with respect to claims that are the subject matter of such Third Party Claim and does not include any statement as to or any admission of fault, culpability or failure to act by or on behalf of any Indemnified Party, and (iv) there is no finding or admission of any violation of Applicable Law.

(d)            After any decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction, or a settlement shall have been consummated (in accordance with this Article 10), or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to a Third Party Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter.

(e)            Each party shall reasonably cooperate, and cause its respective Affiliates to reasonably cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records and information, as may be reasonably requested in connection therewith; provided, that neither party shall be required to provide any materials or information that would violate Appliable Law or violate or result in a waiver of any attorney-client privilege, or that would contravene any confidentiality undertaking in effect between such party and a third party; provided, further, that each party shall, and shall cause its Representatives and Affiliates to use reasonable best efforts to, identify and pursue a permissible method of providing to the other party and its authorized Representatives the relevant information or documentation, or access to any portion thereof, in each case, in a manner that would not reasonably be expected to result in violation of Applicable Law, waiver of any attorney-client privilege or contravention of such confidentiality undertaking.

Section 10.04.       Direct Claim Procedures. If an Indemnified Party has a claim for indemnification under this Article 10 against the Indemnifying Party that does not involve a Third Party Claim (a “Direct Claim”), the Indemnified Party shall promptly deliver a Claim Notice with respect thereto in writing to the Indemnifying Party, which Claim Notice shall in no event be delivered to the Indemnifying Party later than 60 days after the Indemnified Party first becomes aware of the existence of a potential Direct Claim arising out of or resulting from any item indemnified pursuant to the express terms of Section 10.02(a) or Section 10.02(b), as applicable. Such Claim Notice shall set forth in reasonable detail (i) the facts and circumstances of such Direct Claim, (ii) the basis for indemnification in respect thereof, and (iii) the amount of Damages incurred or that such Indemnified Party reasonably estimates in good faith is likely to be incurred in connection with such claim (taking into account the information then available to the Indemnified Party). The failure or delay of the Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially prejudiced the Indemnifying Party. If the Indemnifying Party disputes its indemnification obligation for any Damages with respect to a Direct Claim, the parties shall use their reasonable best efforts to negotiate in good faith a mutually-acceptable resolution of such dispute and if such dispute is not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of jurisdiction determined pursuant to Section 11.13.

Section 10.05.       Calculation of Damages; Limitations.

(a)            The amount of any Damages payable under Section 10.02 by the Indemnifying Party shall be net of any amounts actually received, recovered or realized by, or actually paid to, the Indemnified Party under applicable insurance policies (including any R&W Insurance Policy) or from any other third party alleged to be responsible therefor (net of any increased premiums, the increase in which is directly attributable to the applicable claim under Article 10, and reasonable and documented out-of-pocket expenses for the collection of such amounts); provided, that in no event shall any indemnification payment under this Section 10 be delayed in anticipation of receipt of any amounts under any applicable insurance policies. If the Indemnified Party actually receives any amounts under applicable insurance policies, or from any other third party alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount actually received by the Indemnified Party (net of any increased premiums, the increase in which is directly attributable to the applicable claim under Article 10, reasonable and documented out-of-pocket expenses for the collection of such amounts).

(b)            Except in the case of Actual Fraud, the Indemnifying Party shall not be liable under Section 10.02 for any (i) Damages relating to any matter to the extent that such Damages were included in the final calculation of Closing Indebtedness, Transaction Expenses or current liabilities in Closing Net Working Capital pursuant to Section 2.06, or (ii) exemplary or punitive Damages (except to the extent such Damages are awarded by a judgment or Order to a third party and are actually paid by an Indemnified Party to such third party).

(c)            Each Indemnified Party shall use reasonable best efforts to mitigate, to the extent required by Applicable Law, any Damages for which such Indemnified Party seeks indemnification under this Agreement.

(d)            Each Indemnified Party shall, and shall cause its Affiliates to, use reasonable best efforts to collect any amounts available under third party insurance coverage (including under any R&W Insurance Policy), or from any other Person alleged to be responsible, for any Damages payable under Section 10.02 and any Indemnified Taxes under Section 7.01(a). Notwithstanding anything in this Agreement to the contrary, without limiting Section 10.05(a), in no event shall any Indemnified Party have any obligation hereunder to commence or threaten litigation against any insurance carrier (including under the R&W Insurance Policy) with respect thereto and the pursuit of any recovery under any insurance policy with respect to such Damages (including the R&W Insurance Policy) shall not delay the Indemnified Party from validly making, or seeking recovery and obtaining payment for, or an Indemnifying Party from paying, any claim for indemnification under this Article 10 or Article 7, as applicable.

(e)            Any indemnification payment made pursuant to this Agreement (including pursuant to Section 7.01) shall be treated by Buyer and Seller as an adjustment to the Purchase Price for Tax purposes.

(f)             Notwithstanding anything to the contrary in this Agreement, the maximum Damages indemnifiable pursuant to Section 10.02(a)(iv) shall be an amount equal to the Closing Purchase Price.

Section 10.06.       Reserved.

Section 10.07.       No Right to Set-Off. Each party hereto, on its own behalf and on behalf of its Affiliates (including after Closing, with respect to Buyer, the Company Entities), hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that such party and its Affiliates have or may have with respect to the payment of the Purchase Price, the Adjustment Amount or any other payments to be made by or on behalf of such party and its Affiliates pursuant to this Agreement or any other Transaction Agreement.

Section 10.08.        Exclusivity. Except in the case of Actual Fraud, or as specifically set forth in this Agreement (including under Article 7 and under Sections 2.06, Section 5.17(f), 9.02, 9.03, and 11.15), after the Closing, (i) the rights of each Indemnified Party (and their respective successors and assigns) to assert indemnification claims or receive indemnity payments under this Section 10 shall be the sole and exclusive remedy for such Indemnified Party for Damages arising out of this Agreement, and (ii) Buyer and Seller each waive and release, on behalf of themselves and all other Buyer Indemnified Parties or Seller Indemnified Parties, as applicable, any rights to assert indemnification claims pursuant to this Agreement except pursuant this Article 10.

Section 10.09.       Tax Matters. With respect to Tax matters, to the extent this Article 10 is inconsistent with the provisions of Article 7, Article 7 shall control.

Article 11
Miscellaneous

Section 11.01.       Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as the sender does not receive an auto reply from recipient’s email server indicating the recipient did not receive the email) and shall be given, if to Buyer to:

1959 Holdings, LLC
c/o Macellum Advisors GP, LLC
60 Broad Street
38th floor
New York, NY 10004
Attention: Jonathan Duskin
Email:

c/o Brigade Capital Management, LP
399 Park Avenue, 16th Floor
New York, NY 10022

Attention:	Matt Perkal
Aaron Daniels
Email:

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention: Jeffrey D. Marell
Cullen L. Sinclair
Michael Montgomery

E-mail:

if to Seller to:

Dollar Tree, Inc.

500 Volvo Parkway
Chesapeake, VA 23320

Attention:	Jonathan Leiken
John S. Mitchell
E-mail:

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

Attention:	George R. Bason, Jr.
James P. Dougherty
E-mail:

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received during Working Hours in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02.       Seller Disclosure Schedule. Seller has set forth information on the Seller Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of the Seller Disclosure Schedule need not be set forth in any other section so long as its relevance to such other section of the Seller Disclosure Schedule or section of this Agreement is reasonably apparent on the face of the information disclosed therein to the Person to which such disclosure is being made. The parties acknowledge and agree that (i) the Seller Disclosure Schedule may include certain items and information solely for informational purposes for the convenience of Buyer and (ii) the disclosure by Seller of any matter in the Seller Disclosure Schedule shall not be deemed to constitute an acknowledgment by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or outside the Ordinary Course of Business.

Section 11.03.       Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that no party to this Agreement may directly or indirectly assign or transfer any or all of its rights or delegate or transfer any or all of its obligations under this Agreement without the express prior written consent of the other party to this Agreement, except that solely to the extent such transfer does not result in withholding on any payments made by Buyer or any of its Affiliates to Seller, or any incremental Tax liability to Seller, (a) Buyer may assign its rights under this Agreement to any of its Affiliates and (b) Buyer may transfer or assign, in whole or from time to time in part, its rights under this Agreement to an Affiliate or to any Debt Financing Sources for purposes of creating a security interest herein or otherwise assigning as collateral in respect of any Debt Financing; provided, that, in each case of clauses (a) and (b), no such assignment shall relieve Buyer of any of its obligations or liabilities hereunder.

Section 11.04.       Entire Agreement. This Agreement, the Confidentiality Agreement and the other Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 11.05.       Amendment and Waiver. (a) Subject to Section 11.17 in all respects, any provision of this Agreement may be amended or waived, but only if such amendment or waiver is in writing and is signed, in the case of an amendment, by Buyer and Seller, or in the case of a waiver, by the party against whom the waiver is to be effective, and any such waiver shall be effective only in the specific instance and for the specific and limited purpose for which it was given and shall not be deemed a waiver of any other right under, or provision of, this Agreement or of the same breach or default upon any recurrence thereof.

(b)            No failure or delay by any party in exercising any right, power or privilege hereunder shall impair such right or remedy or operate or be construed as a waiver or variation thereof or preclude its exercise at any subsequent time nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)            Except as set forth in Section 11.10, all rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law or in equity, subject only to the express limitations on liabilities and remedies set forth herein.

Section 11.06.       Costs. Except as otherwise expressly provided herein or in any other Transaction Agreement, or as otherwise expressly set forth in that certain Exclusivity Agreement, dated as of February 20, 2025, by and among Seller, Macellum Advisors GP, LLC and Brigade Capital Management, LP, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party (including its Affiliates) incurring such cost or expense.

Section 11.07.       Severability. Each term, provision, covenant and restriction of this Agreement is severable. If any such term, provision, covenant or restriction is held by a court of competent jurisdiction to be invalid, void or unenforceable, (a) it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute term, provision, covenant or restriction (as applicable), the effect of which is as close to its intended effect as possible; and (b) the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party; provided, that in no event may this Agreement be enforced without first giving effect to the terms and conditions set forth in Section 11.18.

Section 11.08.       Third Party Rights. Except as expressly set forth herein, but subject to Section 11.17 in all respects, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person, other than the parties hereto and their respective successors and assigns; provided that, for the avoidance of doubt, (i) the Released Parties are express third-party beneficiaries of, are intended to benefit from, and may enforce their rights under Section 11.10, (ii) the Designated Counsel are express third-party beneficiaries of, are intended to benefit from, and may enforce their rights under Section 11.09, and (iii) the D&O Indemnified Persons are express third-party beneficiaries of, are intended to benefit from, and may enforce their rights under Section 5.10; provided, further, that each of this proviso of Section 11.08 and Section 11.17 (and any definition or provision of this Agreement to the extent any amendment or waiver of such definition or provision would modify the substance of such provision) (in each case, solely to the extent that such relates to the Debt Financing Sources or the Debt Financing) is intended to be for the benefit of, and be enforceable by, each Debt Financing Sources.

Section 11.09.       Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege. (a) Buyer waives and will not assert, and agrees to cause the Company Entities to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing, of Seller, its Affiliates, or any unitholder, officer, employee or director of the Company Entities (any such Person, a “Designated Person”) in any matter involving this Agreement, the Transaction Agreements, or the Transactions, including any litigation or other dispute proceeding between or among Buyer or its Affiliates, the Company Entities and any Designated Person, by Davis Polk & Wardwell LLP or any other legal counsel currently representing Seller or any of its Affiliates (including the Company Entities) (“Designated Counsel”) in connection with the negotiation or documentation of this Agreement and the other Transaction Agreements or the consummation of the Transactions (whether or not such legal counsel also represented Seller) (the “Current Representation” and any such litigation or dispute proceeding, a “Covered Claim”), even though the interests of such Designated Person may be directly adverse to Buyer or its Affiliates or the Company Entities.

(b)            It is the intention of the parties hereto that all rights to any attorney-client privilege applicable to communications between Designated Counsel and any Designated Person in connection with a Covered Claim (whether or not such legal counsel also represented Seller) (the “Attorney-Client Privilege”) shall be retained and controlled solely by Seller (and not the Company Entities); provided that the foregoing waiver and acknowledgement shall only extend to any communication to the extent it relates to the negotiation or documentation of the Agreement or the other Transaction Agreements or the consummation of the Transactions and to no other communications. Accordingly, the Company Entities shall not have access to any such communications, or to the files of Designated Counsel (whether or not such legal counsel also represented Seller) solely to the extent such files or communications relate to the Current Representation, from and after the Closing. The Attorney-Client Privilege shall survive the Closing and shall remain in effect. In furtherance of the foregoing, each of the parties hereto agrees to take commercially reasonable steps to the extent necessary to ensure that the Attorney-Client Privilege survives Closing and remains in effect. Without limiting the generality of the foregoing and subject to Section 11.09(e) below, upon and after the Closing, (i) Seller and its Affiliates shall control the attorney-client privilege with respect to the Current Representation in any      Covered Claim, and the Company Entities shall not be entitled to assert or waive such privilege in a Covered Claim, and (ii) with respect to any privileged attorney-client communications (the “Privileged Communications”) between Designated Counsel and any Designated Person (whether or not such legal counsel also represented Seller) prior to the Closing Date, and solely to the extent related to the Current Representation, Buyer and the Company Entities, together with any of their respective Affiliates, successors or assigns, agree that no such party may use or rely on any of the Privileged Communications in any Covered Claim.

(c)            Buyer agrees, on its own behalf and on behalf of each of its Affiliates (including, after the Closing, the Company Entities), that in the event of a dispute between Seller or an Affiliate of Seller, on the one hand, and the Company Entities, on the other hand, arising out of or relating to any matter in which Designated Counsel jointly represented both (i) Seller and (ii) the Company Entities, if applicable, neither the attorney-client privilege, the expectation of client confidence, nor any right to any other evidentiary privilege or any work product doctrine will protect against or prevent disclosure by Designated Counsel to Seller or an Affiliate of Seller of any information or documents developed or shared during the course of any such joint representation.

(d)            In the event that any third party shall seek to obtain from Buyer or its Affiliates (including, after the Closing, the Company Entities) attorney-client communications involving Designated Counsel, then Buyer shall, to the extent permitted by Applicable Law, use reasonable best efforts to notify Seller of such application sufficiently in advance of any hearing or proceeding on the application to permit Seller to participate, at Seller’s sole expense, in any such hearing or proceedings.

(e)            Notwithstanding anything in this Section 11.09 to the contrary, in the event that a dispute arises between Buyer or the Company Entities and a third party other than Designated Person after the Closing, Buyer or the Company Entities may assert or waive the attorney-client privilege or work product doctrine to prevent disclosure of confidential communications, information or documentation by Designated Counsel to such third party; provided, that neither Buyer nor the Company Entities may waive such privilege without the prior written consent of Seller.

Section 11.10.       Release.

(a)            Effective as of the Closing (but only if the Closing actually occurs), except for any rights or obligations under this Agreement and the other Transaction Agreements, Seller, on behalf of itself and each of its Affiliates and each of its and their respective past, present and/or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, unitholders, stockholders, equity holders, controlling Persons, other representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Seller Releasing Parties”), to the fullest extent permitted under Applicable Law, hereby irrevocably and unconditionally (i) releases and forever discharges Buyer and its Affiliates (including the Company Entities), and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, unitholders, stockholders, equity holders, controlling Persons, other representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Buyer Released Parties”) of and from any and all actions, causes of action, suits, proceedings executions, judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) which the Seller Releasing Parties may have against each of the Buyer Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to the Purchased Interests or the Company Entities or the Business or any actions taken or failed to be taken by any of the Buyer Released Parties in any capacity relating to the Purchased Interests, the Company Entities or the Business occurring on or arising prior to the Closing Date; provided, however, that this release shall not apply to (A) any rights or claims set forth in or contemplated by (x) this Agreement or any other Transaction Agreement or (y) any commercial agreement between Seller or its Affiliates, on the one hand, and any Company Entity or any of its Affiliates, on the other hand (it being understood that this release shall apply to rights or claims for breach of contract, breach of warranty, tort, infringement, claim, lawsuit or violation of Applicable Law under such commercial agreements), (B) any rights to indemnification or exculpation provided for in the organizational documents of any Company Entity, or claims with respect thereto, or (C) claims under Tail Policies or any other “tail” insurance policy, and (ii) waives any rights under California Civil Code Section 1542 or any similar provision of Applicable Law; said Section 1542 provides: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR”. From and after the Closing and notwithstanding any applicable statute of limitations, Seller shall not, and shall cause its Affiliates not to, bring, initiate or support, directly or indirectly, any action, suit or proceeding against Buyer, the Company Entities or their respective Affiliates, whether at law or in equity, with respect to any of the rights or claims waived and released by Seller (on behalf of itself and its Affiliates) hereunder.

(b)            Effective as of the Closing (but only if the Closing actually occurs), except for any rights or obligations under this Agreement and the other Transaction Agreements, Buyer, on behalf of itself and each of its Affiliates (including, after the Closing, the Company Entities) and each of its and their respective past, present and/or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, unitholders, stockholders, equity holders, controlling Persons, other representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Buyer Releasing Parties”), to the fullest extent permitted under Applicable Law, hereby irrevocably and unconditionally (i) releases and forever discharges Seller and its Affiliates (excluding the Company Entities), and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, unitholders, stockholders, equity holders, controlling Persons, other representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Seller Released Parties”) of and from any and all actions, causes of action, suits, proceedings executions, judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) which the Buyer Releasing Parties may have against each of the Seller Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to the Purchased Interests, the Company Entities or the Business or any actions taken or failed to be taken by any of the Seller Released Parties in any capacity relating to the Purchased Interests, the Company Entities or the Business occurring on or arising prior to the Closing Date; provided, however, that this release shall not apply to (A) any rights or claims set forth in or contemplated by (x) this Agreement or any other Transaction Agreement or (y) any other commercial agreement between Seller or its Affiliates, on the one hand, and any Company Entity or any of its Affiliates, on the other hand, (B) any rights to indemnification or exculpation provided for in the organizational documents of Buyer or its Affiliates, including after the Closing, any Company Entity, or claims with respect thereto, or (C) claims under Tail Policies or any other “tail” insurance policy, and (ii) waives any rights under California Civil Code Section 1542 or any similar provision of Applicable Law; said Section 1542 provides: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR”. From and after the Closing and notwithstanding any applicable statute of limitations, Buyer shall not, and shall cause its Affiliates not to, bring, initiate or support, directly or indirectly, any action, suit or proceeding against Seller or its Affiliates, whether at law or in equity, with respect to any of the rights or claims waived and released by Buyer and the Company Entities (on behalf of themselves and their Affiliates and other Buyer Releasing Parties) hereunder.

Section 11.11.       R&W Insurance Policy.

(a)            Buyer agrees that if Buyer or any of its Affiliates obtains or binds a representations and warranties insurance policy with respect to any of the representations or warranties set forth in Article 3 of this Agreement (each, a “R&W Insurance Policy”), Buyer shall ensure that each such R&W Insurance Policy shall at all times provide that: (i) the R&W Insurance Policy insurer shall have no, and shall waive and not pursue any and all, subrogation rights, claims for contribution or otherwise against Seller or any of its Affiliates, except in the case of Actual Fraud by Seller or any of its Affiliates, (ii) Seller and its Affiliates are third party beneficiaries of such waiver, and (iii) the R&W Insurance Policy insurer shall agree that neither Buyer nor any of its Affiliates shall have any obligation to pursue any claim against Seller or its Affiliates, except in the case of Actual Fraud, in connection with any damages, loss, liability or expense. If an R&W Insurance Policy is obtained by Buyer, Buyer shall deliver a true, correct and complete copy of such R&W Insurance Policy to Seller reasonably promptly following it becoming issued and effective.

(b)            From and after the date hereof, Buyer shall not (and shall cause its Affiliates not to) grant any right of subrogation or otherwise amend, modify, terminate or waive any term or condition of the R&W Insurance Policy in a manner inconsistent with Section 11.11. Buyer shall pay, or cause to be paid, all of the fees, costs and expenses relating to the R&W Insurance Policy, including the total premium, underwriting costs, brokerage commission, and deductibles of the R&W Insurance Policy (it being understood that the foregoing shall not be construed to require reimbursement of employee salaries or legal fees incurred by or on behalf of Seller and its Affiliates incurred in facilitating diligence responses and other cooperation in Buyer’s efforts to obtain the R&W Insurance Policy).

(c)            For the purposes of this Agreement, “Actual Fraud” with respect to a party to this Agreement means, the actual and knowing (meaning without imputed or constructive knowledge and without any duty of inquiry or investigation) common law fraud (and not equitable fraud, promissory fraud, unfair dealings fraud, negligent misrepresentation or omission, or any form of fraud based on recklessness or negligence) by such party with respect to the making of an express representation or warranty set forth in Article III or Article IV of this Agreement (as qualified by the Seller Disclosure Schedule) or in any certificate delivered pursuant to this Agreement with the specific intent to induce another party to act or refrain from acting in connection with the Transactions and upon which the claiming party justifiably relied, in each case, as determined in a nonappealable final determination of a court of competent jurisdiction.

Section 11.12.       Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, and by each party on separate counterparts. Each such counterpart shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto following confirmation or simultaneous release by such parties. Until and unless each party has received a released counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Delivery of a counterpart hereof by e-mail attachment shall be an effective mode of delivery.

Section 11.13.       Jurisdiction. Subject to Section 11.17 in all respects, the parties hereto agree that, except as set forth in Section 2.06, any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, relating to, or in connection with, this Agreement or the Transactions or the actions of the parties in the negotiation, administration, performance and enforcement of this Agreement shall be brought in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party to this Agreement anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party to this Agreement agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.14.       Governing Law. Subject to Section 11.17 in all respects, all matters relating to the interpretation, construction, validity and enforcement of this Agreement, including all claims (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions (including any claim or cause or action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the State of Delaware.

Section 11.15.       Specific Performance. (a) The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 11.15(b), the parties hereto shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent and cure breaches or threatened breaches of this Agreement, the Limited Guarantee, and/or the Equity Commitment Letter and to enforce specifically the terms and provisions of this Agreement, the Limited Guarantee, and/or the Equity Commitment Letter, including, if applicable, to cause Buyer or Seller, as applicable, to consummate the Closing or other Transactions pursuant to the terms hereof and to make any applicable payments contemplated by this Agreement to be made hereunder, in each case, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

(b)            Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that Seller shall be entitled to specific performance to fully enforce the Equity Commitment Letter and to cause the Equity Financing to be funded, in each case in accordance with the terms of the Equity Commitment Letter (including as a third party beneficiary of the Equity Commitment Letter), and to cause Buyer to effect the Closing in accordance with Section 2.03 or pay any amounts that may become due hereunder if (and only if) all of the conditions set forth in Sections 8.01(a) and 8.01(b) have been satisfied or waived by Buyer (other than those conditions that by their terms or nature are to be satisfied at the Closing, so long as such conditions are capable of being satisfied), (w) the Debt Financing has been or will be funded at the Closing if the Equity Financing is funded, (x) Buyer has not consummated the Closing by the date the Closing is required to have occurred in accordance with Section 2.03, (y) Seller has irrevocably confirmed in writing to Buyer that it is ready, willing and able to consummate the Closing as of such date and within three Business Days thereafter, and (z) Buyer fails to consummate the Closing on or prior to the third Business Day following the later of (A) the date of delivery of such written notification described in clause (y), and (B) the date on which the Closing should have occurred pursuant to Section 2.03. Buyer acknowledges and agrees that Seller may pursue both a grant of specific performance under this Section 11.15 and, as an alternative remedy, the payment of the Termination Fee and other amounts payable pursuant to Section 9.03; provided that in no event shall Seller be permitted or entitled to receive both (i) a grant of specific performance resulting in the consummation of the Transactions in accordance with the terms hereof and (ii) the Termination Fee and any Additional Costs.

Section 11.16.       Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY TRANSACTION AGREEMENT, ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION HEREWITH. EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, THE TRANSACTION AGREEMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.16.

Section 11.17.       Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of (A) Buyer and (B) Seller, on behalf of (x) itself and the Company Entities (prior to Closing) and (y) each of its former, current and future directors, managers, officers, employees, counsel, financial advisors, auditors, agents, other authorized representatives, stockholders, Affiliates, successors and assignees (collectively, but excluding Seller and the Company Entities, the “Seller Related Parties”), hereby: (i) agrees that (x) any action, suit or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving any Debt Financing Sources Related Party, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the Transactions or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such action, suit or proceeding to the exclusive jurisdiction of such court, and (y) such action, suit or proceeding (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of New York)) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), except as otherwise expressly provided for in any applicable definitive document relating to the Debt Financing, (ii) agrees not to bring or support any action, suit or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party in any way arising out of or relating to, this Agreement, the Debt Financing or any of the Transactions or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iii) agrees that service of process upon Seller or any Company Entity in any such action, suit or proceeding shall be effective if notice is given in accordance with Section 11.01 (Notices), (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action, suit or proceeding in any such court, (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law all rights of trial by jury in any action, suit or proceeding brought against the Debt Financing Sources Related Parties in any way arising out of or relating to, this Agreement, the Debt Financing or any of the Transactions or the performance of any services thereunder, (vi) agrees that no Debt Financing Sources Related Party will have any liability to Seller, the Company Entities or any Seller Related Party (other than Buyer) in connection with this Agreement, the Debt Financing or any of the Transactions or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (provided that, notwithstanding the foregoing, nothing herein shall affect the rights of Buyer against the Debt Financing Sources Related Parties with respect to the Debt Financing or any of the Transactions or any services thereunder), (vii) agrees that the Debt Financing Sources Related Parties are express third party beneficiaries of, and may enforce, any of the provisions in this Agreement relating to the agreements in this Section 11.17, (viii) agrees not to commence (and if commenced, agrees to dismiss or otherwise terminate, and not to assist) any action, suit or proceeding, whether in law or in equity, whether in contract or in tort or otherwise against any Debt Financing Source Related Party under this Agreement in connection with this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby and (ix) agrees that no amendments or waivers to this Section 11.17 or the final proviso set forth in Section 11.08 (and any definition or provision of this Agreement to the extent any amendment or waiver of such definition or provision would modify the substance of any such provision set forth in this Section 11.17 or any such provision set forth in the final proviso of Section 11.08) shall be permitted in any way materially adverse to any Debt Financing Source Related Parties without the prior written consent of each related Debt Financing Source.

Section 11.18.       Non-Recourse. All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement and the other Transaction Agreements and any other documents, certificates, instruments or other papers entered into in connection with the consummation of the Transactions (the “Transaction Documents”), or the negotiation, execution, or performance of this Agreement, the other Transaction Agreements or any other Transaction Document (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement, any other Transaction Agreement or any Transaction Document), may be made only against (and are expressly limited to) the entities that are expressly identified as parties to this Agreement or to the applicable Transaction Agreement or Transaction Document. No Person who is not a party to this Agreement, any other Transaction Agreement or any Transaction Document, as applicable, including any past, present or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any party hereto or thereto, or any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any of the foregoing (“Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to, this Agreement, any other Transaction Agreement or any Transaction Document or based on, in respect of, or by reason of this Agreement, any other Transaction Agreement or any Transaction Document or the negotiation, execution, performance, or breach of any of the foregoing; and, to the maximum extent permitted by Applicable Law, each party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized representatives as of the day and year first written above.

1959 HOLDINGS, LLC

By:	/s/ Donald E. Morgan III
	Name:	Donald E. Morgan III
	Title:	Authorized Signatory

DOLLAR TREE, INC.

By:	/s/ Michael C. Creedon, Jr.
Name: Michael C. Creedon, Jr.
Title: Chief Executive Officer

[Signature Page to Membership Interest Purchase Agreement]